Management’s Discussion and Analysis >
Table of Contents >

22	Forward-looking statements
23	2009 financial highlights

Overview
24	Financial results
24	Items of note
25	Outlook
25	Shareholder returns
26	Impact of foreign currency translation
27	Impact of acquisitions
27	Non-GAAP measures

Group Financial Performance
28	Total revenue
28	Net interest income
29	Other income
32	Non-interest expenses
32	Taxes
32	Non-controlling interest
32	Credit quality
35	Fourth quarter review
36	Summary of quarterly results

Group Financial Condition
37	Balance sheet
38	Capital management
43	Off-balance sheet arrangements
46	Financial instruments
47	Selected credit instruments

Business Lines
51	Overview
52	Canadian Banking
55	International Banking
58	Scotia Capital
61	Other

Risk Management
62	Overview
65	Credit risk
68	Market risk
73	Liquidity risk
75	Operational risk
75	Reputational risk
76	Environmental risk

Controls and Accounting Policies
77	Controls and procedures
77	Critical accounting estimates
81	Changes in accounting policies
82	Transition to International Financial Reporting Standards (IFRS)
82	Related party transactions

Supplementary Data
83	Geographic information
85	Credit risk
90	Capital
91	Revenues and expenses
92	Other information
94	Eleven-year statistical review
2009 Scotiabank Annual Report     21

Management’s Discussion and Analysis
Forward-looking statements
Our public communications often include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include comments with respect to the Bank’s objectives, strategies to achieve those objectives, expected financial results (including those in the area of risk management), and the outlook for the Bank’s businesses and for the Canadian, United States and global economies. Such statements are typically identified by words or phrases such as “believe,” “expect,” “anticipate,” “intent,” “estimate,” “plan,” “may increase,” “may fluctuate,” and similar expressions of future or conditional verbs, such as “will,” “should,” “would” and “could.”
     By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. Do not unduly rely on forward-looking statements, as a number of important factors, many of which are beyond our control, could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the economic and financial conditions in Canada and globally; fluctuations in interest rates and currency values; liquidity; significant market volatility and interruptions; the failure of third parties to comply with their obligations to us and our affiliates; the effect of changes in monetary policy; legislative and regulatory developments in Canada and elsewhere, including changes in tax laws; the effect of changes to our credit ratings; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions and liquidity regulatory guidance; operational and reputational risks; the risk that the Bank’s risk management models may not take into account all relevant factors; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services in receptive markets; the Bank’s ability to expand existing distribution channels and to develop and realize revenues from new distribution channels; the Bank’s ability to complete and integrate acquisitions and its other growth strategies; changes in accounting policies and methods the Bank uses to report its financial condition and the results of its operations, including uncertainties associated with critical accounting assumptions and estimates; the effect of applying future accounting changes; global capital markets activity; the Bank’s ability to attract and retain key executives; reliance on third parties to provide components of the Bank’s business infrastructure; unexpected changes in consumer spending and saving habits; technological developments; fraud by internal or external parties, including the use of new technologies in unprecedented ways to defraud the Bank or its customers; consolidation in the Canadian financial services sector; competition, both from new entrants and established competitors; judicial and regulatory proceedings; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments, including terrorist acts and war on terrorism; the effects of disease or illness on local, national or international economies; disruptions to public infrastructure, including transportation, communication, power and water; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements. For more information, see the discussion starting on page 62 of the Bank’s 2009 Annual Report.
     The preceding list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.
     The “Outlook” sections in this document are based on the Bank’s views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections.
     Additional information relating to the Bank, including the Bank’s Annual Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov
December 8, 2009
22     2009 Scotiabank Annual Report

MD&A > Overview
■	T1 2009 financial highlights

As at and for the years ended October 31	2009	2008	2007	2006	2005

Operating results ($ millions)
Net interest income	8,328	7,574	7,098	6,408	5,871
Net interest income (TEB(1))	8,616	7,990	7,629	6,848	6,197
Total revenue	14,457	11,876	12,490	11,208	10,400
Total revenue (TEB(1))	14,745	12,292	13,021	11,648	10,726
Provision for credit losses	1,744	630	270	216	230
Non-interest expenses	7,919	7,296	6,994	6,443	6,043
Provision for income taxes	1,133	691	1,063	872	847
Provision for income taxes (TEB(1))	1,421	1,107	1,594	1,312	1,173
Net income	3,547	3,140	4,045	3,579	3,209
Net income available to common shareholders	3,361	3,033	3,994	3,549	3,184

Operating performance
Basic earnings per share ($)	3.32	3.07	4.04	3.59	3.19
Diluted earnings per share ($)	3.31	3.05	4.01	3.55	3.15
Return on equity(1) (%)	16.7	16.7	22.0	22.1	20.9
Productivity ratio (%) (TEB(1))	53.7	59.4	53.7	55.3	56.3
Net interest margin on total average assets (%) (TEB(1))	1.68	1.75	1.89	1.95	2.00

Balance sheet information ($ millions)
Cash resources and securities	160,572	125,353	118,030	118,878	93,964
Loans and acceptances	275,885	300,649	238,685	212,329	178,003
Total assets	496,516	507,625	411,510	379,006	314,025
Deposits	350,419	346,580	288,458	263,914	217,445
Preferred shares	3,710	2,860	1,635	600	600
Common shareholders’ equity	21,062	18,782	17,169	16,947	15,482
Assets under administration	215,097	203,147	195,095	191,869	171,392
Assets under management	41,602	36,745	31,403	27,843	26,630

Capital measures(2)
Tier 1 capital ratio (%)	10.7	9.3	9.3	10.2	11.1
Total capital ratio (%)	12.9	11.1	10.5	11.7	13.2
Common equity to risk-weighted assets (%)	9.7	8.3	7.8	8.8	9.7
Tangible common equity to risk-weighted assets(1)(3) (%)	8.2	6.6	7.4	8.3	9.3
Risk-weighted assets ($ millions)	221,656	250,591	218,337	197,010	162,799

Credit quality
Net impaired loans(4) ($ millions)	2,563	1,191	601	570	681
General allowance for credit losses ($ millions)	1,450	1,323	1,298	1,307	1,330
Sectoral allowance ($ millions)	44	—	—	—	—
Net impaired loans as a % of loans and acceptances(2)	0.93	0.40	0.25	0.27	0.38
Specific provision for credit losses as a % of average loans and acceptances	0.54	0.24	0.13	0.14	0.16

Common share information
Share price ($)
High	49.19	54.00	54.73	49.80	44.22
Low	23.99	35.25	46.70	41.55	36.41
Close	45.25	40.19	53.48	49.30	42.99
Shares outstanding (millions)
Average – Basic	1,013	987	989	988	998
Average – Diluted	1,016	993	997	1,001	1,012
End of period	1,025	992	984	990	990
Dividends per share ($)	1.96	1.92	1.74	1.50	1.32
Dividend yield (%)(5)	5.4	4.3	3.4	3.3	3.3
Market capitalization ($ millions)	46,379	39,865	52,612	48,783	42,568
Book value per common share ($)	20.55	18.94	17.45	17.13	15.64
Market value to book value multiple	2.2	2.1	3.1	2.9	2.7
Price to earnings multiple	13.6	13.1	13.2	13.7	13.5

Other information
Employees	67,802	69,049	58,113	54,199	46,631
Branches and offices	2,686	2,672	2,331	2,191	1,959

(1)	Non-GAAP measure. Refer to the non-GAAP measures on page 27.

(2)	Effective November 1, 2007, regulatory capital, risk weighted assets and capital ratios are determined in accordance with Basel II rules. Comparative amounts for prior periods are determined in accordance with Basel I rules.

(3)	Certain comparative amounts have been restated to reflect a new definition of tangible common equity. Refer to non-GAAP measures on page 27.

(4)	Net impaired loans are impaired loans less the specific allowance for credit losses.

(5)	Based on the average of the high and low common share price for the year.
2009 Scotiabank Annual Report     23

Management’s Discussion and Analysis
MD&A Overview
Financial results
Scotiabank’s net income in 2009 was $3,547 million, an increase of $407 million or 13% from last year. Earnings per share (diluted) were $3.31 versus $3.05 in 2008. Return on equity was 16.7%, as shown in Chart 3.
     The Bank’s earnings continued to be affected by the volatility in global financial markets and weakness in global credit quality. Notwithstanding the challenges, each of the Bank’s three business lines had record earnings in 2009.
     Total revenues were $14,745 million (on a taxable equivalent basis), a strong increase of $2,453 million or 20% from 2008. Net interest income (TEB) increased $626 million or 8% in 2009 primarily from the favourable change in fair value of financial instruments used for asset/liability management and the positive impact of foreign currency translation. Also contributing to the increase was strong asset growth across all divisions, acquisitions and wider spreads in the corporate loan portfolio. Partially offsetting was an increase in liquidity costs and a decline in tax-exempt dividends.
     Other income was a record $6,129 million in 2009, up $1,827 million or 42% from last year. The increase reflects the significant charges taken in 2008 and the positive impact of foreign currency translation, which were partly offset by valuation adjustments taken in 2009. There were record trading revenues in Scotia Capital, and higher revenues from credit fees, underwriting, securitization and acquisitions. Partly offsetting, retail brokerage fee revenues were weaker, reflecting a slow down in customer activity.
     Non-interest expenses rose 9% over last year, including a negative impact from foreign currency translation. The increase was driven primarily by acquisitions and expenditures to support business growth as well as higher performance based compensation. The productivity ratio of 53.7% was an improvement from last year’s 59.4%.
     The provision for credit losses was $1,744 million, a significant increase of $1,114 million from last year, driven primarily by global economic conditions. Higher provisions were evenly distributed across all business lines. In addition, the general allowance was increased, and a sectoral allowance was established to reflect the deterioration in the automotive industry sector.
     The overall tax rate was 23.6% in 2009 up from 17.5% last year due largely to lower tax-exempt dividends and higher adjustments to future tax assets.
     The Bank’s capital position remains strong with increases in internally generated capital, and proactive issuance of capital, particularly preferred shares and subordinated debentures. The Tier 1 capital ratio, at 10.7%, and Total capital ratio at 12.9% remained well above the regulatory minimums and strong by international standards.
Items of note
The Bank incurred charges of $586 million ($400 million after-tax) in 2009 or approximately $0.39 per share as shown in Table 2. This compares to charges of $1,221 million ($822 million after-tax) last year. The charges this year were from valuation adjustments while the charges in 2008 included valuation adjustments, trading counterparty losses and mark-to-market losses relating to interest rate derivatives used for asset/liability management (ALM) hedging.
     In 2008, many of the Bank’s structured credit investments required valuation adjustments to writedown to fair value, with a resultant charge to the income statement.
24     2009 Scotiabank Annual Report

MD&A > Overview
There was a relatively small negative net valuation adjustment of $11 million in 2009 on collateralized debt and loan obligations (CDOs/CLOs). Writedowns of available-for-sale (AFS) securities were $575 million ($392 million after-tax) in 2009, as a result of the ongoing weakness in the economy and the decline in equity and bond markets.
Outlook
The global economy is transitioning from recession to recovery, although the return to positive growth is far from robust and highly uneven among countries, regions, and sectors. Many of the large developed nations are recording modest to moderate growth.
     A number of positive factors should continue to support a gradual strengthening of global growth including government incentives to stimulate the economy, very low borrowing costs, a rebound in commodities and emerging markets and a gradual revival in consumer demand.
     Given this economic backdrop, the Bank expects continued growth in 2010 with solid contributions from each of its business lines.
Shareholder returns
The Bank delivered a strong total shareholder return of 18.8% in 2009, as shown in Table 3.
     The compound annual return on the Bank’s shares over the past five years averaged 7% and 14% over the past 10 years. This exceeded the compound annual return of the S&P/TSX Composite Index of 6% over the past 10 years, as shown in Chart 4. The Bank remains focused on achieving sustainable, long-term earnings growth and a high return on equity.
     The Bank maintained its quarterly dividend in 2009. For the year, dividends per share totaled $1.96, an increase of 2% from 2008.
     The Bank’s ROE was 16.7%. The 2009 ROE was negatively impacted by changes in accounting policy adopted during the year. Certain debt securities were reclassified to loans and carried at amortized cost. As a result, the Bank recorded a net increase of $595 million to accumulated other comprehensive income. The net impact on ROE as a result of this change was a decrease of approximately 50 basis points.
■	T2 Items of note

For the years ended October 31
($ millions, except EPS)	2009		2008
	Pre-tax	After-tax	Pre-tax	After-tax

Valuation adjustments
CDOs/CLOs	$(11)	$(8)	$(516)	$(342)
SIVs/ABCP	—	—	(107)	(72)
Other AFS securities	(575)	(392)	(217)	(150)
Trading counterparty losses
Lehman Brothers	—	—	(171)	(117)
Other	—	—	(48)	(32)
ALM hedging	—	—	(162)	(109)

	$(586)	$(400)	$(1,221)	$(822)

EPS impact		$(0.39)		$(0.82)

By Business Line:
International Banking	$(65)	$(36)	$(147)	$(128)
Scotia Capital	(62)	(46)	(632)	(382)
Other	(459)	(318)	(442)	(312)

Total	$(586)	$(400)	$(1,221)	$(822)

By Income Statement Line:
Securities gains/(losses)	$(595)		$(783)
Trading revenues	—		(219)
Net interest income	—		(162)
Other/Other income	9		(57)

Total	$(586)		$(1,221)

2009 Scotiabank Annual Report     25

Management’s Discussion and Analysis
Impact of foreign currency translation
The movement in whole year foreign currency average exchange rates had a positive impact on the Bank’s earnings in 2009. On average, the Canadian dollar depreciated 12% relative to the U.S. dollar, 9% against the Peruvian sol and against many other currencies in which the Bank conducts its business. The Canadian dollar strengthened against the Mexican peso (11%) and the Jamaican dollar. Changes in the average exchange rates affected net income, as shown in Table 4.
Impact of acquisitions
The Bank made a number of acquisitions in 2008 and 2009 which contributed to growth in Canada and in its International operations. The impact on selected income statement categories is shown in Table 5.
■	T3 Total shareholder return

For the years ended October 31	2009	2008	2007	2006	2005	5-yr CAGR(1)

Closing market price per common share ($)	45.25	40.19	53.48	49.30	42.99	2.7%
Dividends paid ($ per share)	1.96	1.92	1.74	1.50	1.32	12.2%
Dividends paid (%)	4.9	3.6	3.5	3.5	3.3
Increase (decrease) in share price (%)	12.6	(24.9)	8.5	14.7	8.6
Total annual shareholder return (%)(2)	18.8	(21.6)	12.2	18.4	12.1	6.8%

(1)	Compound annual growth rate (CAGR)

(2)	Total annual shareholder return assumes reinvestment of quarterly dividends, and therefore may not equal the sum of dividend and share price returns in the table.
■	T4 Impact of foreign currency translation

Average exchange rate	2009	2008	2007

U.S. dollar/Canadian dollar	0.855	0.974	0.909
Mexican peso/Canadian dollar	11.585	10.473	9.968

	2009	2008	2007
Impact on income ($ millions except EPS)	vs. 2008	vs. 2007	vs. 2006

Net interest income	$235	$(221)	$(119)
Other income	111	(80)	(80)
Non-interest expenses	(55)	146	77
Other items (net of tax)	(84)	51	40

Net income	$207	$(104)	$(82)
Earnings per share (diluted)	$0.20	$(0.10)	$(0.08)

Impact by business line ($ millions)
International Banking	$82	$(83)	$(37)
Scotia Capital	$103	$(7)	$(19)
Canadian Banking	$16	$(21)	$(4)
Other	$6	$7	$(22)

■	T5 Impact of acquisitions(1)

($ millions)	2009	2008

Net interest income	$629	$276
Other income	352	99
Non-interest expenses	(455)	(202)
Other items (net of tax)	(210)	(46)

Net income	$316	$127

(1)	Includes acquisitions and investments in associated corporations made in 2008 and 2009, excluding funding costs.
26     2009 Scotiabank Annual Report

MD&A > Overview
Non-GAAP measures
The Bank uses a number of financial measures to assess its performance. Some of these measures are not calculated in accordance with Generally Accepted Accounting Principles (GAAP), are not defined by GAAP and do not have standardized meanings that would ensure consistency and comparability between companies using these measures. These non-GAAP measures are used throughout this report and defined below:
Taxable equivalent basis
The Bank analyzes net interest income and total revenues on a taxable equivalent basis (TEB). This methodology grosses up tax-exempt income earned on certain securities reported in net interest income to an equivalent before tax basis. A corresponding increase is made to the provision for income taxes; hence, there is no impact on net income. Management believes that this basis for measurement provides a uniform comparability of net interest income arising from both taxable and non-taxable sources and facilitates a consistent basis of measurement. While other banks also use TEB, their methodology may not be comparable to the Bank’s. The TEB gross-up to net interest income and to the provision for income taxes for 2009 was $288 million versus $416 million in the prior year.
     For purposes of segmented reporting, a segment’s net interest income and provision for income taxes are grossed up by the taxable equivalent amount. The elimination of the TEB gross up is recorded in the “Other” segment.
Productivity ratio (TEB)
Management uses the productivity ratio as a measure of the Bank’s efficiency. This ratio represents non-interest expenses as a percentage of total revenue on a taxable equivalent basis.
Net interest margin on total average assets (TEB)
This ratio represents net interest income on a taxable equivalent basis as a percentage of total average assets.
Operating leverage
The Bank defines operating leverage as the rate of growth in total revenue, on a taxable equivalent basis, less the rate of growth in expenses.
Return on equity
Return on equity is a profitability measure that presents the net income available to common shareholders as a percentage of common shareholders’ equity. The Bank calculates its return on equity using average common shareholders’ equity.
Economic equity and Return on economic equity
For internal reporting purposes, the Bank attributes capital to its business lines based on their risk profile and uses a methodology that considers credit, market, operational and other risks inherent in each business line. The amount of risk capital attributed is commonly referred to as economic equity. Return on equity for the business lines is based on the economic equity attributed.
Tangible common equity to risk-weighted assets
Tangible common equity to risk-weighted assets is an important financial measure for rating agencies and the investing community. Tangible common equity is total common shareholders’ equity plus non-controlling interest in subsidiaries, less goodwill and unamortized intangible assets. Tangible common equity is presented as a percentage of risk-weighted assets.
     Regulatory capital ratios, such as Tier 1 and Total Capital ratios, have standardized meanings as defined by The Office of the Superintendent of Financial Institutions Canada (OSFI).
2009 Scotiabank Annual Report     27

Management’s Discussion and Analysis
Group Financial Performance
Total revenue
Total revenue (on a taxable equivalent basis) was $14,745 million in 2009, a substantial increase of $2,453 million or 20% from the prior year, including a $346 million positive impact from foreign currency translation. The increase was primarily from significantly stronger revenues in many categories of other income including trading revenues, credit fees, investment banking revenues and securitization revenues. Interest income rose year over year primarily from the positive impact of changes in fair value of financial instruments used for asset/liability management purposes, the positive impact of foreign currency translation and higher corporate lending spreads.
     Canadian Banking revenues grew 9% over last year, primarily in net interest income from volume growth and a slightly wider margin. Other income included revenue growth from the investment in CI Financial.
     International Banking revenues rose 14%, about half of which was from acquisitions and a favourable impact of foreign currency translation. Revenues rose in Asia from asset growth, wider spreads and charges due to valuation adjustments in 2008. In the Caribbean, higher volumes were the main contributor.
     In Scotia Capital, revenues almost doubled, rising 95% from 2008 with record revenues in fixed income, institutional equity and precious metals operations. There were also strong revenues in foreign exchange. The corporate bank recorded higher revenues due to average loan growth, wider spreads and higher credit fees.
     Revenues in the Other segment were lower, due to lower net interest income, partly offset by higher securitization gains.
Net interest income
Net interest income (on a taxable equivalent basis) was $8,616 million in 2009, up $626 million or 8% over last year. This increase includes the positive impact of $283 million from changes in the fair value of financial instruments used for asset/liability management, $235 million from foreign currency translation and wider corporate lending spreads, partly offset by lower tax-exempt dividend income of $128 million. Excluding these items, underlying interest income was up a modest $69 million or 1%, as higher spreads in most businesses were partly offset by increased liquidity costs and higher interest costs on subordinated debentures.
     The growth in average assets of $58 billion or 13% was mainly in non-earning assets ($16 billion or 37%), personal lending ($14 billion or 31%), and business and government lending ($13 billion or 13%).
     Canadian Banking’s average assets grew by 10% or $17 billion, primarily in mortgages and personal credit lines. There was also strong growth in personal auto loans. Growth in average assets also reflected the investment in CI Financial and the acquisition of E*TRADE Canada.
     International Banking’s average asset growth was $10 billion or 13%. Growth occurred in both personal and business lending in Peru and the Caribbean, as well as business lending in Asia.
     Scotia Capital’s average earning assets grew by $6 billion or 5% compared to last year, primarily in U.S. corporate lending, with more moderate growth in Europe and Canada.
     The Bank’s net interest margin was 1.68%, down from 1.75% last year. The decline was due primarily to lower tax-exempt dividend income, higher volumes of non-earning assets, higher liquidity costs and interest on subordinated debentures. As well, the lower Canadian interest rate environment resulted in increased customer preference for the lower yielding variable rate mortgages.
     These factors were partially offset by a favourable change in the fair value of financial instruments used for asset/liability management purposes, wider spreads in U.S. corporate lending and a wider margin in Canadian
28     2009 Scotiabank Annual Report

MD&A > Group Financial Performance
Banking. International Banking’s margins improved slightly year over year, particularly in business lending in Asia and in Peru.
Outlook
The Bank’s net interest income is expected to increase in 2010, driven by moderate asset growth and a wider margin, which should more than offset any unfavourable impact from a stronger Canadian dollar.
     The net interest margin is expected to benefit from wider whole year spreads on Canadian floating rate assets and the corporate lending portfolio.
Other income
Other income was a record $6,129 million in 2009, a strong increase of $1,827 million or 42% from 2008, including a positive impact of $111 million from foreign currency translation. This increase primarily reflected significantly stronger trading revenues, higher credit fees, securitizations and investment banking revenues. Other income in 2009 was reduced by certain valuation adjustments which totaled $586 million, versus $1,059 million in 2008 (which included valuation adjustments and a charge related to Lehman Brothers).
     Card revenues were a record $424 million in 2009, an increase of 7% from last year, entirely in membership fees. International card revenues increased by 14% year over year due to the full year impact of the acquisition in Peru, as well as growth throughout the Caribbean.
     Revenues from deposit and payment services earned from retail, commercial and corporate customers grew by 5% to $905 million. Canadian Banking revenues were 4% higher than the previous year and International Banking revenues rose 10%, mainly in Peru and Chile.
     Mutual fund fees were a record $371 million, an increase of 17% from 2008, entirely attributable to the investment in CI Financial. Excluding CI Financial, fees fell from a combination of lower average balances due to market conditions and the shift out of longer term funds which earn higher management fees. In addition, DundeeWealth revenues in 2009 included a writedown on certain debt instruments. Fees in International Banking were flat year over year.
■	T6 Net interest income and margin(1)

($ millions,
except percentage amounts)	2009	2008	2007	2006	2005

Average assets	513,149	455,539	403,475	350,709	309,374
Net interest income(1)	8,616	7,990	7,629	6,848	6,197
Net interest margin	1.68%	1.75%	1.89%	1.95%	2.00%

(1)	Taxable equivalent basis. Refer to the non-GAAP measures on page 27.
■	T7 Average balance sheet(1) and interest margin

	2009		2008
Taxable equivalent basis(2)	Average	Average	Average	Average
For the fiscal years ($ billions)	balance	rate	balance	rate

Assets
Deposits with banks	$37.7	1.28%	$29.2	3.71%
Securities	104.4	4.19	95.9	5.24
Securities purchased under resale agreements	18.4	2.13	19.7	4.00
Loans:
Residential mortgages	107.6	4.39	108.9	5.50
Personal and credit cards	59.4	7.08	45.2	8.68
Business and government	112.7	4.48	100.0	5.92

	279.7	5.00	254.1	6.23

Total earning assets	440.2	4.37	398.9	5.70
Customers’ liability under acceptances	12.0	—	12.2	—
Other assets	60.9	—	44.4	—

Total assets	$513.1	3.75%	$455.5	4.99%

Liabilities and shareholders’ equity
Deposits:
Personal	$122.5	2.74%	$108.9	3.32%
Business and government	202.8	2.32	182.4	4.06
Banks	24.1	1.19	30.8	3.63

	349.4	2.39	322.1	3.77

Obligations related to securities sold under repurchase agreements	40.8	1.66	30.6	4.23
Subordinated debentures	5.5	5.18	3.1	5.40
Capital instrument liabilities	0.5	7.36	0.5	7.36
Other interest-bearing liabilities	28.8	4.41	28.1	3.97

Total interest-bearing liabilities	425.0	2.50	384.4	3.84
Other liabilities including acceptances	64.4	—	50.7	—
Shareholders’ equity	23.7	—	20.4	—

Total liabilities and equity	$513.1	2.07%	$455.5	3.24%

Net interest margin		1.68%		1.75%

(1)	Average of daily balances.

(2)	Refer to the non-GAAP measures on page 27.
■	T8 Trading revenue

Taxable equivalent basis(1)
For the fiscal years ($ millions)	2009	2008	2007	2006	2005

Reported in:
Other income	$1,057	$188	$450	$637	$594
Net interest income	423	417	519	394	340

Total trading revenue	$1,480	$605	$969	$1,031	$934

By trading products:
Securities trading	$572	$(27)	$65	$145	$175
Foreign exchange and precious metals trading	534	384	323	301	295
Derivatives trading	374	248	581	585	464

Total trading revenue	$1,480	$605	$969	$1,031	$934

% of total revenues
(net interest income plus other income)	10%	5%	7%	9%	9%

(1)	Refer to the non-GAAP measures on page 27.
2009 Scotiabank Annual Report     29

Management’s Discussion and Analysis
     Revenues from investment management, brokerage and trust services were $728 million, a decline of $32 million or 4% from last year. ScotiaMcLeod full service brokerage revenues fell as a result of lower fee based revenues, mutual fund trailer fees and brokerage trading commissions. This was partly offset by the full year impact of the acquisition of E*TRADE Canada.
     After four years of relatively steady performance, credit fees rose a substantial 49% year over year to $866 million. Acceptance fees were significantly higher in both Scotia Capital and Canadian Banking as average acceptance fee rates reached record levels. Fees related to syndication, letters of guarantee, and standby loans were also higher in Scotia Capital.
     Trading revenues of $1,057 million rose a significant $869 million over last year. Foreign Exchange trading revenues rose $62 million with strong growth in International Banking (primarily Mexico and Chile) more than offsetting a decline in Scotia Capital (from record levels in 2008). Precious metals were a record $249 million, an increase of $89 million or 55% reflecting the appreciation and volatility of gold prices. Gains on trading securities rose a substantial $476 million, primarily in Scotia Capital fixed income and institutional equity businesses, as well as in Chile and Mexico. Derivatives trading results improved by $242 million year over year as 2008 included the charge related to Lehman Brothers.
     Investment Banking revenues were a record $993 million, a 39% increase from last year. New issue fees rebounded from weak market activity in 2008. Non-trading foreign exchange revenues rose $59 million or 19% year over year, primarily in International Banking.
     There was a net loss on securities of $412 million, compared to a loss of $374 million in 2008. In 2009, there were writedowns and valuation adjustments on available-for-sale securities of $586 million as a result of the ongoing uncertainty in the economy and volatility in equity and bond markets. In addition, an equity investment was written down in International Banking. In 2008, writedowns and valuation adjustments were $783 million.
     Securitization revenues of $409 million were $279 million higher than 2008 due to an increased level of participation in the Canada Mortgage Bond and Insured Mortgage Purchase Programs.
     Other revenues rose $61 million or 8% from the previous year as 2009 included the full year impact of revenues from acquisitions.
Outlook
The Bank expects increases in several revenue categories in 2010, including mutual funds and retail brokerage, along with modest growth in retail and commercial revenues. In addition, there should be fewer securities writedowns. Trading and investment banking revenues are likely to be somewhat lower compared to the record performance in 2009.
■ T9 Other income

						2009
						versus
For the fiscal years ($ millions)	2009	2008	2007	2006	2005	2008

Card revenues	$424	$397	$366	$307	$251	7%

Deposit and payment services
Deposit services	707	675	652	622	581	5
Other payment services	198	187	165	144	120	6

	905	862	817	766	701	5

Mutual funds	371	317	296	241	193	17

Investment management, brokerage and trust services
Retail brokerage	507	538	553	481	427	(6)
Investment management and custody	94	96	87	70	62	(2)
Personal and corporate trust	127	126	120	115	111	1

	728	760	760	666	600	(4)

Credit fees
Commitment and other credit fees	658	436	403	414	436	51
Acceptance fees	208	143	127	116	106	45

	866	579	530	530	542	49

Trading revenues	1,057	188	450	637	594	100 +

Underwriting fees and other commissions	620	402	498	453	493	54

Foreign exchange, other than trading	373	314	239	206	187	19

Net gain (loss) on securities, other than trading	(412)	(374)	488	371	414	(10)

Securitizaton revenues	409	130	34	43	79	100 +

Other	788	727	914	580	475	8

Total other income	$6,129	$4,302	$5,392	$4,800	$4,529	42%

Percentage increase (decrease) over previous year	42%	(20)%	12%	6%	5%

30     2009 Scotiabank Annual Report

MD&A > Group Financial Performance
■	T10 Non-interest expenses and productivity

						2009
						versus
For the fiscal years ($ millions)	2009	2008	2007	2006	2005	2008

Salaries and employee benefits
Salaries	$2,676	$2,549	$2,315	$2,100	$1,963	5%
Performance-based compensation	1,035	913	1,017	936	880	13
Stock-based compensation	79	89	133	164	140	(12)
Pensions and other employee benefits	554	558	518	568	505	(1)

	4,344	4,109	3,983	3,768	3,488	6

Premises and technology
Net premises rent	243	217	197	181	176	12
Premises repairs and maintenance	87	83	75	60	50	5
Property taxes	72	65	65	61	61	12
Computer equipment, software and data processing	687	650	603	549	519	6
Depreciation(1)	234	208	203	184	171	12
Other premises costs	220	194	192	171	169	13

	1,543	1,417	1,335	1,206	1,146	9

Communications
Telecommunications	80	79	73	68	64	1
Stationery, postage and courier	266	247	227	208	191	8

	346	326	300	276	255	6

Advertising and business development
Advertising and promotion	202	206	193	126	139	(2)
Travel and business development	105	114	118	106	93	(8)

	307	320	311	232	232	(4)

Professional	216	227	227	174	186	(5)

Business and capital taxes
Business taxes	129	90	107	98	91	44
Capital taxes	48	26	36	35	56	86

	177	116	143	133	147	53

Other
Employee training	26	43	53	47	45	(40)
Amortization of goodwill and other intangibles(1)	96	83	64	46	31	16
Other	864	655	578	561	513	32

	986	781	695	654	589	26

Total non-interest expenses	$7,919	$7,296	$6,994	$6,443	$6,043	9%

Productivity ratio (TEB)(2)	53.7%	59.4%	53.7%	55.3%	56.3%

(1)	Comparative amounts have been reclassified to conform with the new accounting standard for goodwill and intangible assets. Refer to Note 1 in the Consolidated Financial Statements for further details.

(2)	Taxable equivalent basis. Refer to the non-GAAP measures on page 27.

2009 Scotiabank Annual Report     31

Management’s Discussion and Analysis
Non-interest expenses
Non-interest expenses were $7,919 million in 2009, an increase of $623 million or 9% from last year. Approximately $253 million of this growth was due to acquisitions. Excluding this impact and the negative effect of foreign currency translation of $55 million, non-interest expenses were $315 million or 4% higher than 2008 levels.
     Salaries and employee benefits were $4,344 million in 2009, up $235 million or 6% from last year. Excluding the impact of acquisitions and foreign currency translation, salaries increased 1%, reflecting growth initiatives and new branches, including five in Canada and 29 in Mexico. Performance-driven compensation was $112 million above last year, due to the Bank’s stronger financial performance in 2009, as well as record revenues in a number of units in Scotia Capital.
     Premises and technology expenses were $1,543 million in 2009, an increase of $126 million or 9% from last year. Higher premises costs reflected both acquisitions and new branches. Excluding the impact of acquisitions and the negative effect of foreign currency translation, technology expenses increased by $21 million or 3%, as a result of higher processing costs from increased business volumes.
     Communications expenses of $346 million rose $20 million or 6% year over year, mainly from the impact of acquisitions and business initiatives.
     Advertising and business development expenses were $307 million in 2009, a decline of $13 million or 4% from last year, as ongoing cost containment efforts over the past year were offset in part by growth initiatives to acquire new customers.
     Professional fees were down $11 million or 5% to $216 million, from lower project-related consulting and professional fees.
     Business and capital taxes were $177 million, $61 million or 53% higher than last year, reflecting capital issued in 2009 and growth in retained earnings.
     Other expenses were $986 million in 2009, up $205 million or 26% from last year. The increase was due largely to the impact of acquisitions, and higher loyalty reward point costs, legal provisions and securitization expenses.
     Productivity ratio was 53.7% for 2009, a significant improvement from 59.4% in 2008. This reflected strong revenue growth of 20%, partly from the charges taken last year, compared to a smaller increase in expenses of 9%.
Outlook
Expense control remains a key strength of the Bank. While expenses will increase in 2010, reflecting the full year impact of acquisitions and investments in new products and services, operating leverage is expected to remain positive.
Taxes
The provision for income taxes recorded in income was $1,133 million in 2009, an increase of 64% compared to last year. The Bank’s overall effective tax rate for the year was 23.6%, up from 17.5% last year. The increase in the effective rate was due primarily to lower tax-exempt dividend income and higher adjustments to future tax assets to reflect reductions in the Canadian tax rate.
Outlook
The Bank’s consolidated effective tax rate is expected to be in the range of 22% to 26% for 2010. As a result of the tax rate reductions introduced by the province of Ontario on November 16, 2009, it is anticipated that a charge of approximately $60 million against the future tax asset will be recorded in the first quarter of 2010.
Non-controlling interest
The deduction for non-controlling interest in subsidiaries was $114 million in 2009, a decrease of $5 million from 2008, due primarily to the full year impact of the increase in the Bank’s ownership of Scotiabank Peru.
Credit quality
Provision for credit losses
The provision for credit losses was $1,744 million in 2009, up from $630 million last year.
     The specific provision for credit losses in Canadian Banking was $695 million in 2009, an increase of $296 million over last year, primarily attributable to higher retail provisions in the indirect automotive and unsecured lending portfolios.
     The specific provision for credit losses in International Banking was $577 million in 2009, an increase of $341 million over last year. Retail portfolios across all regions were adversely affected by the global economic downturn. The full year impact of new acquisitions also contributed to increased provisions for credit losses. The international commercial portfolio held up relatively well notwithstanding the challenging economic environment.
     Scotia Capital had specific provisions of $301 million in 2009, primarily in Canada and the U.S., versus net recoveries of $5 million in 2008.
     The general allowance for credit losses was $1,450 million as at October 31, 2009, an increase of $127 million over last year.
     In addition, a sectoral allowance with a remaining balance of $44 million as at October 31, 2009, was established for the automotive industry. The bulk of this allowance related to Scotia Capital and the remainder to Canadian Banking.
Impaired loans
Gross impaired loans were $3,939 million as at October 31, 2009, compared to $2,494 million last year, reflecting the more challenging economic environment.
     Impaired loans in Canadian Banking increased $410 million, due primarily to the impact of the weaker Canadian economy on the retail portfolios.
     In International Banking, impaired loans rose $658 million, due primarily to retail and commercial portfolios in the Caribbean and Chile and, to a lesser extent, in Mexico.
     Scotia Capital’s impaired loans increased $377 million due primarily to several accounts in the U.S. and Canada.
     Net impaired loans, after deducting the specific allowance for credit losses, were $2,563 million as at October 31, 2009, an increase of $1,372 million from a year ago.
     As shown in Chart 13, net impaired loans as a percentage of loans and acceptances were 0.93% as at October 31, 2009, compared to 0.40% a year ago.
32     2009 Scotiabank Annual Report

MD&A > Group Financial Performance
■ T11 Impaired loans by business line

	2009
		Allowance
		for credit		Gross impaired loans
As at October 31 ($ millions)	Net	losses	Gross	2008	2007	2006	2005

Canadian Banking
Retail	$508	$(361)	$869	$523	$391	$374	$311
Commercial	138	(164)	302	238	197	263	201

	646	(525)	1,171	761	588	637	512

International Banking
Mexico	95	(143)	238	216	188	213	190
Caribbean and Central America	744	(187)	931	560	397	375	369
Latin America	572	(443)	1,015	801	285	357	101
Asia and Europe	77	(6)	83	32	27	35	72

	1,488	(779)	2,267	1,609	897	980	732

Scotia Capital
Canada	73	(14)	87	—	18	18	25
United States	354	(54)	408	107	11	119	331
Europe	2	(4)	6	17	30	116	220

	429	(72)	501	124	59	253	576

Gross impaired loans			$3,939	$2,494	$1,544	$1,870	$1,820
Specific allowance for credit losses		$(1,376)		$(1,303)	$(943)	$(1,300)	$(1,139)

Net impaired loans(1)	$2,563			$1,191	$601	$570	$681
General allowance for credit losses	(1,450)			(1,323)	(1,298)	(1,307)	(1,330)
Sectoral allowance	(44)			—	—	—	—

Net impaired loans after general and sectoral allowances	$1,069			$(132)	$(697)	$(737)	$(649)

Gross impaired loans as a % of total allowance for credit losses and shareholders’ equity	14.3%			10.3%	7.3%	9.3%	9.8%
Net impaired loans(1) as a % of loans and acceptances	0.93%			0.40%	0.25%	0.27%	0.38%
Specific allowance for credit losses as a % of gross impaired loans	35%			52%	61%	70%	63%

(1)	Net impaired loans after deducting specific allowance for credit losses.
■ T12 Specific provisions for credit losses by business line

For the fiscal years ($ millions)	2009	2008	2007	2006	2005

Canadian Banking
Retail	$544	$316	$274	$229	$225
Commercial	151	83	21	50	49

	695	399	295	279	274

International Banking
Mexico	185	141	68	27	34
Caribbean and Central America	150	89	48	15	23
Latin America	202	—	(11)	14	15
Asia and Europe	40	6	(4)	4	(2)

	577	236	101	60	70

Scotia Capital
Canada	109	(11)	—	(6)	(12)
United States	192	16	(91)	(41)	(93)
Europe	—	(10)	(10)	(16)	34

	301	(5)	(101)	(63)	(71)

Other	—	—	—	—	2

Total	$1,573	$630	$295	$276	$275

■ T13 Provisions for credit losses as a percentage of average loans and acceptances

For the fiscal years (%)	2009	2008	2007	2006	2005

Canadian Banking
Retail	0.33%	0.22%	0.22%	0.20%	0.22%
Commercial	0.60	0.31	0.09	0.22	0.23

	0.37	0.23	0.19	0.20	0.22

International Banking	0.90	0.44	0.25	0.18	0.25
Scotia Capital(1)	0.61	(0.01)	(0.33)	(0.25)	(0.31)

Weighted subtotal — specific provisions	0.54	0.24	0.13	0.14	0.16
General and sectoral provisions	0.06	—	(0.01)	(0.03)	(0.02)

Weighted total	0.60%	0.24%	0.12%	0.11%	0.13%

(1)	Corporate Banking only.
2009 Scotiabank Annual Report 33

Management’s Discussion and Analysis
Portfolio review
Canadian Banking
The overall credit quality of the consumer portfolio in Canada declined year over year as a result of the weakening economy. Reportable delinquency increased 36 basis points to 1.71%. The provision for credit losses in the Canadian retail portfolio was $544 million, up $228 million or 72% from last year. The provision for credit losses as a percentage of average loans was 0.33%, up from 0.22% last year.
     While gross impaired loans in the retail portfolio increased by 66% ($346 million) from last year, portfolio quality continued to benefit from high secured lending, with 92% of total retail loans being secured by an underlying asset such as a house or an automobile. This high level of secured lending reflects the growth in Scotia Total Equity Plan, where all products, including lines of credit and credit cards, are secured by residential real estate. Currently, 65% of the ScotiaLine line of credit and ScotiaLine Visa portfolios are secured.
     The credit quality of the Canadian commercial loan portfolio declined in 2009. Gross impaired loans increased by $64 million to $302 million, while specific provisions for credit losses rose by $68 million from last year, attributable primarily to several commercial and merchant banking accounts.
International Banking
Retail credit quality declined compared to last year as a result of weakening economic conditions across Latin America and the Caribbean. Gross impaired loans increased by $298 million to $1,131 million, and provisions for credit losses rose to $523 million from $319 million last year. Total reported delinquency increased 224 basis points year over year to 8.66%, primarily related to mortgages and personal loan portfolios in Chile and the Caribbean region. Changes in asset mix from acquisitions also impacted delinquency rates.
     In commercial banking, gross impaired loans were $1,136 million, an increase of $360 million over the prior year as a result of less favourable economic conditions. Increases in gross impaired loans were concentrated in the Caribbean, Chile and Pacific regions. Provisions for credit losses were $54 million in 2009 versus net provision reversals of $83 million in 2008. The increase was attributable to higher levels of provisions in the Pacific and Caribbean regions, and to lower levels of reversals and recoveries in Mexico and Peru.
Scotia Capital
The increase in specific provisions for Scotia Capital was attributable to higher levels of provisions in the U.S. and Canadian portfolios. The prior year also benefited from higher levels of provision reversals and recoveries. Gross impaired loans in Scotia Capital’s U.S. portfolio increased by $301 million year over year to $408 million, due primarily to accounts in the financial services and real estate industries. Gross impaired loans increased in Canada from nil to $87 million, but declined in Europe by $11 million to $6 million.
Risk diversification
The Bank’s exposures to various countries and types of borrowers are well diversified. (See Charts 16 and 17; Tables 38 and 43 on pages 83, and 85). Chart 16 shows loans and acceptances by geography. Ontario represents the largest Canadian exposure, at 36% of the total. Outside of Canada, the United States and Latin America each have 8% of the total exposure.
     Chart 17 shows loans and acceptances by type of borrower. Excluding loans to households, the largest industry exposures were in financial services, 6.8%; real estate, 4.2%; and wholesale and retail, 3.9%.
     The Bank actively monitors industry concentrations. The North American automotive industry, forestry and media sectors are being closely managed. As is the case with all industry exposures, the Bank continues to closely follow developing trends and takes additional steps to mitigate risk as warranted.
34     2009 Scotiabank Annual Report

MD&A > Group Financial Performance
Risk mitigation
To mitigate exposures in its performing corporate portfolios, the Bank uses loan sales and credit derivatives. In 2009, loan sales totaled $500 million, compared to $185 million in 2008. The largest volume of loan sales in 2009 related to loans in the chemical industry.
     At October 31, 2009, credit derivatives used to mitigate exposures in the portfolios totaled $236 million (notional amount), compared to $942 million at October 31, 2008. The industries with significant protection purchased include the power and financial services sectors.
     The current annualized cost (excluding mark-to-market adjustments) of the credit derivatives outstanding at October 31, 2009, used to mitigate exposures in the loan portfolios was $0.6 million ($2.4 million in 2008).
Outlook
Overall, the provision for credit losses is expected to remain high but with some downward trend in the second half of 2010. The Bank’s retail credit portfolios are expected to stabilize and benefit from a gradual economic recovery and modest reductions in unemployment levels. Provisions in the corporate and commercial credit portfolios are expected to improve.
Fourth quarter review
Net income was $902 million in the fourth quarter, an increase of $587 million from the same quarter last year, but $29 million below last quarter. The increase mainly reflected $642 million of after-tax charges taken last year related to certain trading activities and valuation adjustments, as well as the impact of new acquisitions. This was partly offset by the negative impact of foreign currency translation, and an increase in the provision for credit losses.
     Total revenue (on a taxable equivalent basis) was $3,808 million this quarter, an increase of $1,222 million from last year, notwithstanding a negative foreign currency translation impact of $109 million. Quarter over quarter, total revenue declined $35 million or 1%, entirely from a negative impact of foreign currency translation of $91 million.
     Net interest income (on a taxable equivalent basis) was $2,172 million in the fourth quarter, an increase of $136 million over the same quarter of last year, but a decrease of $72 million from last quarter. The impact of foreign exchange translation was negative $75 million over the same quarter last year, and negative $64 million compared to the third quarter. The increase in net interest income from the same quarter last year reflected growth in average assets of $14 billion or 3%, due mainly to solid growth in retail lending in Canadian Banking.
     The Bank’s net interest margin was 1.74% in the fourth quarter, an increase of 6 basis points from last year due to the positive impact of the change in fair value of financial instruments used for asset / liability management purposes and wider spreads in the corporate loan portfolio.
     The Bank’s net interest margin narrowed by 2 basis points from last quarter as the unfavourable impact of the change in the fair value of financial instruments more than offset lower volumes of non-earning assets.
     Other income was $1,636 million in the fourth quarter, $1,086 million above last year, notwithstanding a negative foreign currency translation impact of $34 million. The increase was due mainly to the charges taken last year which totaled $796 million. In addition, there were significant increases in trading revenues, credit fees, underwriting fees and mutual fund revenues.
     Quarter over quarter, other income was up $37 million or 2%, notwithstanding a negative foreign currency translation impact of $27 million. This was mainly from higher net gains on securities, growth in mutual fund revenues, and higher credit and underwriting fees in Scotia Capital. These were partially offset by lower securitization revenues and a decline in trading revenues from the record levels in the previous quarter.
2009 Scotiabank Annual Report      35

Management’s Discussion and Analysis
     The provision for credit losses was $420 million this quarter, comprised of $424 million in specific provisions and a $4 million reduction in the automotive sectoral allowance, which was reclassified to specific provisions. The total provision was up $213 million from the same period last year, but down $134 million from last quarter. Year-over-year provisions rose across all business lines as a result of global economic conditions. Quarter-over-quarter provisions were down due mainly to an increase of $100 million in the general allowance in the prior quarter, as well as lower provisions in Scotia Capital.
     The provision for credit losses was $190 million in Canadian Banking, comprised of $192 million in specific provisions and a $2 million reduction in the automotive sectoral allowance reclassified to specific provisions. The total provision was up from $107 million in the same quarter last year and from $169 million in the previous quarter. Both increases were due mainly to higher retail provisions in the unsecured lending portfolios related primarily to credit cards and, to a lesser extent, the indirect automotive portfolio.
     International Banking’s provision for credit losses was $167 million in the fourth quarter, compared to $90 million in the same period last year, and $179 million last quarter. Commercial provisions were up over the same period last year due partially to substantial levels of reversals in Mexico and Peru in the prior year. Increased provisions from last year also reflect higher retail provisions related to the acquisition in Peru. The decrease in provisions from last quarter was attributable to the retail portfolios, where there was modest improvement in loss trends across most regions. However, commercial provisions increased from last quarter, primarily in Asia, Peru, and the Caribbean.
     Scotia Capital’s provision for credit losses was $63 million in the fourth quarter, comprised of $65 million in specific provisions and a $2 million reduction in the automotive sectoral allowance reclassified to specific provisions. The total provision was up from $10 million in the fourth quarter of last year, but down from $106 million in the previous quarter. The new provisions in this quarter were related primarily to several accounts in the U.S. and, to a lesser extent, in Canada.
     Total net impaired loans, after deducting the allowance for specific credit losses, were $2,563 million as at October 31, 2009, an increase of $54 million from last quarter.
     The general allowance for credit losses was $1,450 million as at October 31, 2009, unchanged from last quarter. The sectoral allowance for the automotive industry was $44 million, down $4 million from last quarter.
     Non-interest expenses were $2,064 million in the fourth quarter, an increase of $120 million or 6% from the same quarter last year. Recent acquisitions accounted for approximately $23 million of this growth. Excluding the impact of these acquisitions and the positive effect of foreign currency translation of $59 million, the year-over-year growth was due primarily to higher performance-driven and stock-based compensation, capital taxes, and loyalty reward point costs.
     Quarter over quarter, non-interest expenses were up $105 million or 5%. The increase was primarily from higher performance-driven and stock-based compensation, advertising expenses driven by growth initiatives, and technology and professional fees from higher project spending. Partly offsetting these items was the favourable impact of foreign currency translation.
     The Bank’s effective tax rate was 25.7%, compared to 0.6% reported for the same period last year and 24.0% last quarter. The low tax rate a year ago was due primarily to the pre-tax charges taken in that quarter related to certain trading activities and valuation adjustments, which were in higher tax jurisdictions. The increase from last quarter was due to lower income in lower tax rate jurisdictions.
Summary of quarterly results
     The Bank experienced four quarters of solid performance during a time of significant volatility and weakening credit quality. The significant market disruption that occurred at the end of 2008 continued to affect results in the beginning of this year, with improvements shown as the year progressed. The Canadian dollar strengthened in the latter part of the year, however, for the first three quarters it was significantly weaker than in 2008. This had an overall positive impact on whole year results.
     Net interest income rose in the second and third quarter, but fell in the final quarter of the year. Average volumes increased significantly in the first quarter, but declined during the rest of the year.
     The Bank’s net interest margin widened significantly during the first nine months of the year, but was relatively flat in the final quarter. Canadian Banking’s margin widened consistently during the year, International’s margins were impacted by changes in the fair value of financial instruments during the year, falling in the first quarter but widening in the next two quarters. Spreads in Scotia Capital’s corporate lending portfolios widened throughout the year as business was repriced.
     Other income rose in each quarter of 2009, ending the year with three consecutive record quarters. Financial markets were volatile during the year which resulted in opportunities for fixed income and equity trading. The level of gains on securities was impacted by the timing of writedowns on available-for-sale securities and changes in the fair value of financial instruments. Securitization revenues varied depending on opportunities to take advantage of favourable funding terms.
     The trend in loan losses reflected the current economic challenges, with signs of moderation in the last quarter of the year. Non-interest expenses were well contained in 2009, with the final quarter reflecting finalization of performance-driven compensation, growth initiatives and project spending.
     The effective tax rate ranged between 18% and 26% reflecting different levels of income earned in lower tax jurisdictions and changes in the valuation of future tax assets.
     An eight quarter trend in net income and other selected information is provided on page 93.
36     2009 Scotiabank Annual Report

MD&A > Group Financial Condition
Group Financial Condition
Balance sheet
Assets
The Bank’s total assets at October 31, 2009 were $497 billion, down $11 billion from last year. Excluding the negative impact of foreign currency translation, total assets rose $6 billion. A decline in loans and derivative instrument assets were partially offset by an increase in liquid assets, including cash resources and securities.
Securities
Total securities increased by $29 billion from last year, including a negative impact of foreign currency translation of $3 billion.

     Available-for-sale securities rose by $17 billion due primarily to higher holdings of CMHC insured mortgage-backed securities and Canadian government debt securities, partially offset by a decrease in other debt securities. During the year, the Bank’s holdings of Canadian NHA mortgage-backed securities increased by $15 billion primarily from the conversion of insured mortgages into mortgage-backed securities. Other debt securities decreased due to the reclassification of $8.5 billion of debt securities to loans as a result of recent amendments to accounting standards (refer to Changes in accounting policies on page 81).
     Trading securities increased by $10 billion from higher holdings of Canadian government debt securities.
     Equity accounted investments increased by $2 billion due primarily to the acquisition of a significant interest in CI Financial and an additional interest in Thanachart Bank.
     As at October 31, 2009, the unrealized gain on available-for-sale securities, after related derivative and other hedge amounts, was $828 million, compared to a $1,320 million unrealized loss at the prior year end. The change arose from increases in the values of both debt and equity securities as the result of improvements in capital markets, writedowns taken on securities during the year and the impact of the reclassification of certain debt securities to loans. The latter resulted in $595 million of unrealized losses being reversed upon reclassification of certain debt securities to loans effective November 1, 2008.
Loans
The Bank’s loan portfolio decreased by $22 billion from last year, including a negative impact from foreign currency translation of $8 billion.
     In retail lending, residential mortgages decreased by $13 billion as growth in the mortgage portfolio was more than offset by the conversion of insured mortgages into mortgage-backed securities and the securitization of an additional $10 billion of mortgages into the Canadian government’s Canada Mortgage Bond (CMB) and Insured Mortgage Purchase Program. Personal loans rose $10 billion, due primarily to growth in Canadian Banking of $5 billion, as well as the reclassification of certain debt securities to loans.
■ T14 Condensed balance sheet

As at October 31 ($ billions)	2009	2008	2007	2006	2005

Assets
Cash resources	$43.3	$37.3	$29.2	$23.4	$20.5
Securities	117.3	88.0	88.8	95.5	73.5
Securities purchased under resale agreements	17.8	19.5	22.5	25.7	20.6
Loans	266.3	288.7	227.2	202.8	170.4
Other	51.8	74.1	43.8	31.6	29.0

Total assets	$496.5	$507.6	$411.5	$379.0	$314.0

Liabilities and shareholders’ equity
Deposits	$350.4	$346.6	$288.5	$263.9	$217.4
Obligations related to securities sold under repurchase agreements	36.6	36.5	28.1	33.5	26.0
Other liabilities	78.3	98.0	73.9	61.0	51.1
Subordinated debentures	5.9	4.4	1.7	2.3	2.6
Capital instrument liabilities	0.5	0.5	0.5	0.8	0.8

Total liabilities	471.7	486.0	392.7	361.5	297.9
Shareholders’ equity	24.8	21.6	18.8	17.5	16.1

Total liabilities and shareholders’ equity	$496.5	$507.6	$411.5	$379.0	$314.0

2009 Scotiabank Annual Report      37

Management’s Discussion and Analysis
     Business and government loans decreased by $19 billion from last year, or $12 billion excluding the impact of foreign currency translation. Loans in Scotia Capital fell $9 billion, primarily in the U.S. as a result of the negative impact of foreign currency translation and paydowns of significant bridge loans as debt markets improved. Loans in Canadian Banking decreased by $5 billion as some customers reduced borrowing levels or sought alternate forms of financing. Loans in International Banking declined by $5 billion, mainly in Asia.
Liabilities
Total liabilities were $472 billion as at October 31, 2009, down $14 billion from last year. Excluding the negative impact of foreign currency translation, total liabilities rose $3 billion. Decreases in derivative instrument liabilities and other liabilities, primarily cash collateral received from customers, were partially offset by growth in deposits and obligations related to securities sold short.
Deposits
Total deposits increased by $4 billion, including the negative impact of foreign currency translation of $13 billion. Personal deposits rose by $5 billion, due primarily to growth in high interest savings accounts in Canada. Business and government deposits grew by $3 billion offset by declines in deposits by banks of $4 billion.
Shareholders’ equity
Total shareholders’ equity increased by $3 billion in 2009. This resulted primarily from internal capital generation of $1,371 million, and the issuance of $1,117 million common shares and $850 million preferred shares (of which $500 million common shares and $250 million non-cumulative preferred shares were issued in relation to the investment in CI Financial). These were partially offset by an increase of $204 million in accumulated other comprehensive loss. The latter arose from a $1.7 billion increase in unrealized foreign exchange losses from the strengthening of the Canadian dollar, partially offset by an improvement in the unrealized gains on available-for-sale securities, including a $595 million reduction in accumulated other comprehensive losses related to the reclassification of certain debt securities to loans.
Outlook
For 2010, the Bank expects moderate asset growth in all business lines, reflecting continued slow economic growth globally. Growth in foreign currency assets is expected to be negatively impacted by foreign currency translation as the Canadian dollar is expected to continue to strengthen.
Capital management
Overview
Scotiabank is committed to maintaining a solid capital base to support the risks associated with its diversified businesses. Strong capital levels contribute to safety for the Bank’s customers, foster investor confidence and support strong credit ratings. It also allows the Bank to take advantage of growth opportunities as they arise and enhance shareholder returns through increased dividends or share repurchases.
     The Bank’s capital management framework includes a comprehensive internal capital adequacy assessment process (ICAAP), aimed at ensuring that the Bank’s capital is adequate to meet current and future risks and achieve strategic objectives. Key components of the Bank’s ICAAP include sound corporate governance; creating a comprehensive risk appetite of the Bank; managing and monitoring capital, both currently and prospectively; and utilizing appropriate financial metrics which relate risk to capital, including economic and regulatory capital metrics.
Governance and oversight
The Bank has a sound capital management framework to measure, deploy and monitor its available capital and assess its adequacy. Capital is managed in accordance with the Board-approved Capital Management Policy. In addition, the Board reviews and approves the Bank’s annual capital plan. The Liability Committee and senior executive management provide governance over the capital management process. The Bank’s Finance, Treasury and Global Risk Management groups take a coordinated approach to implementing the Bank’s capital plan.
Risk appetite
The risk appetite framework that establishes enterprise wide risk tolerances in addition to capital targets is detailed in the Risk Management section “Risk appetite framework” on page 62. The framework encompasses medium to long-term targets with respect to regulatory capital thresholds, earnings, economic capital and other risk-based parameters. These targets ensure the Bank achieves the following overall objectives: exceed regulatory and internal capital targets, manage capital levels commensurate with the risk profile of the Bank, maintain strong credit ratings and provide the Bank’s shareholders with acceptable returns.
Managing and monitoring capital
Capital is managed and monitored based on planned changes in the Bank’s business or strategy, identified changes in its operating environment, and changes in its risk profile.
     As part of the Bank’s comprehensive ICAAP, sources and uses of capital are continuously measured and monitored through financial metrics, including regulatory thresholds, economic capital and tangible common equity. In addition, the Bank assesses its capital adequacy in the context of its current position and in relation to its expected future risk profile and position. The capital adequacy assessment considers the impact of various stress scenarios on the Bank’s current and future capital position. Specific scenarios are selected based on the current economic conditions and business events facing the Bank. In addition, the Bank’s forward looking capital adequacy assessment includes consideration of the results of enterprise-wide stress testing. This testing is used to determine the extent to which severe, but plausible events, impact the Bank’s capital. These results are used in capital planning and strategic decision-making.
     The Bank has a comprehensive risk management framework to ensure that the risks taken while conducting its business activities are consistent with its risk appetite, and that there is an
38     2009 Scotiabank Annual Report

MD&A > Group Financial Condition
appropriate balance between risk and return. Refer to the Risk Management section on page 62 for further discussions on the Bank’s risk management framework.
     In managing the Bank’s capital base, close attention is paid to the cost and availability of the various types of capital, desired leverage, changes in the balance sheet and risk-weighted assets, and the opportunities to profitably deploy capital. The amount of capital required for the business risks being assumed, and to meet regulatory requirements, is always balanced against the goal of generating an appropriate return for the Bank’s shareholders.
Capital generation
Capital is generated through net earnings after dividend payments (See Chart 23). This is augmented by issuance of common shares (mainly through the Bank’s Dividend and Share Purchase Plan), preferred shares, Tier 1 innovative instruments and Tier 2 subordinated debentures, as required to meet growth plans and other strategic initiatives.
Capital utilization
The Bank deploys capital to support sustainable, long-term revenue and net income growth. The growth can be through existing businesses by attracting new customers, increasing cross-sell to existing customers, adding new products and enhancing sales productivity, or through acquisitions. All major initiatives to deploy capital are subject to rigorous analysis, validation of business case assumptions and evaluation of expected benefits. Key criteria include impact on earnings per share, capital ratios, return on invested capital, expected payback period and internal rate of return based on discounted cash flows. Any potential acquisitions, investments or strategic initiatives are reviewed and approved by the Bank’s Strategic Transaction Investment Committee, to ensure effective deployment of capital.
Regulatory capital
Capital adequacy for Canadian banks is regulated by OSFI, consistent with international standards set by the Bank for International Settlements (BIS).
     Bank regulatory capital consists primarily of two components — Tier 1 capital and Tier 2 capital. Both components of capital provide support for banking operations and protect depositors. Tier 1 capital, which is more permanent, is of particular importance to regulators, financial markets and investors. Tier 1 capital consists primarily of common shareholders’ equity (excluding unrealized gains and losses on available-for-sale securities and cash flow hedges), non-cumulative preferred shares, innovative Tier 1 instruments and non-controlling interests less various capital deductions. Tier 2 capital consists mainly of subordinated debentures and the eligible allowances for credit losses less prescribed capital deductions.
     Capital ratios are a means to monitor the capital adequacy and the financial strength of banks. The two primary regulatory capital ratios, Tier 1 and Total, are determined by dividing capital components by risk-weighted assets.
     Regulatory capital and risk-weighted assets are determined in accordance with the capital framework based on the International Convergence of Capital Measurement and Capital Standards, commonly known as Basel II. Under this framework, the computation of risk-weighted assets aligns risk weight parameters with the individual risk profile of banks. Risk-weighted assets are calculated for credit, market and operational risks.
     There are two main methods for computing credit risk: the standardized approach, which uses prescribed risk weights; and internal ratings-based approaches, which allow the use of a bank’s internal models to calculate some, or all, of the key inputs into the regulatory capital calculation. Users of the Advanced Internal Ratings Based Approach (AIRB) are required to demonstrate that they have sophisticated risk management systems for the calculation of credit risk regulatory capital and obtain OSFI approval for the use of this approach. The Bank applies the AIRB approach for material Canadian, U.S. and European portfolios and uses the Standardized Approach for the other portfolios. The Bank is assessing the
2009 Scotiabank Annual Report      39

Management’s Discussion and Analysis
■ T15 Regulatory capital(1)

As at October 31	Basel II		Basel I
($ millions)	2009	2008	2007	2006	2005

Tier 1 capital
Common shareholders’ equity(2)	$20,945	$20,197	$16,477	$16,947	$15,482
Innovative capital instruments	3,400	2,750	2,750	3,000	2,250
Non-cumulative preferred shares	3,710	2,860	1,635	600	600
Non-controlling interest in subsidiaries	554	502	497	435	306
Less: Goodwill	(2,908)	(2,273)	(1,134)	(873)	(498)
Other capital items(3)	(2,051)	(773)	—	—	—

	23,650	23,263	20,225	20,109	18,140

Tier 2 capital
Subordinated debentures(4)	5,833	4,227	1,452	2,046	2,420
Trust subordinated notes	1,000	1,000	1,000	—	—
Eligible amounts of general allowance(5)	570	534	1,298	1,307	1,330
Net unrealized equity gains(6)	6	—	298	—	—

	7,409	5,761	4,048	3,353	3,750

Less: other capital deductions(7)	(2,471)	(1,177)	(1,292)	(476)	(358)

Total capital	$28,588	$27,847	$22,981	$22,986	$21,532

Risk-weighted assets(1)($ billions)
Credit risk	187.8	214.5	208.3	192.0	159.5
Market risk	11.4	15.5	10.0	5.0	3.3
Operational risk	22.4	20.6	—	—	—
Total risk-weighted assets	$221.6	$250.6	$218.3	$197.0	$162.8

Capital ratios(1)
Tier 1 capital ratio	10.7%	9.3%	9.3%	10.2%	11.1%
Total capital ratio	12.9%	11.1%	10.5%	11.7%	13.2%

Assets to capital multiple	16.6	18.0	18.2	17.1	15.1

(1)	Effective November 1, 2007, regulatory capital, risk weighted assets and capital ratios are determined in accordance with Basel II rules. Comparative amounts for prior periods are determined in accordance with Basel I rules. (2) Beginning in 2007, balance excludes unrealized gains and losses on available-for-sale securities and cash flow hedges.

(3)	Comprised of net after-tax gains on sale of securitized assets, net after-tax losses on available-for-sale equity securities, 50/50 deduction of certain investments in associated corporations and other items. (4) Net of amortization.

(5)	Under Basel I, the general allowance is included in Tier 2 capital up to a maximum of 0.875% of risk-weighted assets as per OSFI guidelines. Under Basel II, eligible general allowances in excess of expected losses for advanced internal ratings based exposures and the allocated portion for standardized exposures can be included in capital, subject to certain limitations.

(6)	Net unrealized gains (after-tax) on available-for-sale equity securities.

(7)	Comprised of investments in insurance entities, 50/50 deduction of certain investments in associated corporations and other items.
■ T16 Changes in regulatory capital(1)

For the fiscal years	Basel II		Basel I
($ millions)	2009	2008	2007	2006	2005

Total capital, beginning of year	$27,847	$22,981	$22,986	$21,532	$20,864
Internally generated capital
Net income	3,547	3,140	4,045	3,579	3,209
Preferred and common share dividends	(2,176)	(2,003)	(1,771)	(1,513)	(1,342)

	1,371	1,137	2,274	2,066	1,867

External financing
Subordinated debentures(2)	1,606	2,775	(594)	(374)	(73)
Trust subordinated notes	–	—	1,000	—	—
Preferred shares	850	1,225	1,035	—	300
Innovative capital instruments	650	—	(250)	750	—
Common shares and contributed surplus	1,117	263	141	108	88
Purchase of shares premium on redemption	–	(37)	(586)	(324)	(973)

	4,223	4,226	746	160	(658)

Other
Net after-tax unrealized equity gains/losses(3)	201	(493)	298	—	—
Net unrealized foreign exchange translation gains (losses)	(1,736)	2,368	(2,228)	(360)	(178)
Non-controlling interest in subsidiaries	52	5	62	129	26
Other(4)	(3,370)	(2,377)	(1,157)	(541)	(389)

	(4,853)	(497)	(3,025)	(772)	(541)

Total capital generated (used)	741	4,866	(5)	1,454	668

Total capital, end of year	$28,588	$27,847	$22,981	$22,986	$21,532

(1)	Effective November 1, 2007, regulatory capital determined in accordance with Basel II rules. Comparative amounts for prior periods are determined in accordance with Basel I rules. (2) Net of amortization.

(3)	Net unrealized gains/losses (after-tax) on available-for-sale equity securities.

(4)	Represents changes to eligible general allowance, regulatory capital deductions for goodwill, investments in insurance entities and associated corporations, securitization-related amounts, and other charges (credits) to retained earnings.
40      2009 Scotiabank Annual Report

MD&A > Group Financial Condition
remaining portfolios for application of AIRB in the future.
     The Bank uses both internal models and standardized approaches to calculate market risk capital. In July 2009, the Basel Committee revised the market risk framework, for implementation in fiscal 2011 for the Bank, in response to concerns arising from significant losses in bank trading books given recent volatile market conditions. One of the key changes is the introduction of a Stressed Value at Risk (VaR) measure that will lead to an increase in market risk capital. BIS has also introduced an Incremental Risk Charge, to capture default and migration risk in debt portfolios over a one year period, at a 99.9% confidence level. In addition, securitized products in the trading book will receive the same capital charge as in the banking book, unless they are in a correlation trading portfolio that meets a number of conditions. The Bank is in the process of assessing the impact of these changes and preparing to make the required changes in systems, processes and capital levels.
     The Bank uses the Standardized Approach to calculate the operational risk capital requirements.
     Since the Basel II capital framework has only been in effect since November 1, 2007, capital floors are in place for those applying the AIRB approach. These minimum capital floors are based on a percentage of capital required under the previous capital framework (Basel I).
Tier 1 capital
Tier 1 capital rose to $23.7 billion, an increase of $0.4 billion over last year primarily as a result of the following:
•	growth in retained earnings of $1.4 billion;

•	the issuance of $523 million in common shares relating to investments/acquisitions and, $594 million through the Dividend and Share Purchase Plan and employee share/stock option plans;

•	the issuance of $650 million in Tier 1 innovative trust securities;

•	the issuance of $850 million in non-cumulative preferred shares (including $250 million relating to the investment in CI Financial); and

•	a reduction in net after-tax unrealized losses of $195 million on available-for-sale equity securities reported in Other Comprehensive Income (OCI), which was a deduction from Tier 1 capital last year.
These were partially offset by:
•	capital deductions of $1.6 billion primarily relating to the Bank’s investment in CI Financial of $2.3 billion;

•	an increase in cumulative unrealized foreign currency translation losses of $1.7 billion, net of hedges and related taxes, due to the strengthening of the Canadian dollar; and

•	an increase in goodwill of $0.6 billion, primarily from the E*TRADE Canada acquisition.
     Over the past five years, the Bank has generated $8.7 billion of internal capital, notwithstanding an increase in dividends of 78% during this period. This level of internal capital generation has remained strong.
Tier 2 capital
Tier 2 capital increased by $0.3 billion in 2009, arising from the issuance of $2 billion of subordinated debentures, offset by a planned early redemption of subordinated debentures of $325 million, and $1.3 billion increase in deductions primarily relating to the Bank’s investment in CI Financial.
Risk-weighted assets
Risk-weighted assets decreased by $29 billion over the prior year to $222 billion. This decline was due primarily to a reduction in credit exposures and the impact of a stronger Canadian dollar on foreign currency denominated assets, partly offset by a combination of growth initiatives, acquisitions and credit migration.
Regulatory capital ratios
In 2009, both of the Bank’s regulatory capital ratios remained strong. Tier 1 and Total capital ratios as at year end were 10.7% and 12.9%. These ratios continued to exceed OSFI’s minimum capital ratios of 7% and 10% as a result of prudent capital management and consistent earnings.
     In addition to the regulatory capital ratios, banks are also subject to a maximum leverage test, the assets-to-capital multiple (ACM). The ACM is calculated by dividing a bank’s total assets, including specified off-balance sheet items, such as direct credit substitutes and performance letters of credit, by its total capital. As at October 31, 2009 the Bank’s ACM of 16.6:1 was well below the regulatory maximum.
■ T17 Selected capital management activity

For the fiscal years ($ millions)	2009	2008	2007

Dividends
Common	$1,990	$1,896	$1,720
Preferred	186	107	51
Common shares issued(1)(2)	1,117	266	184
Repurchase of common shares – normal course issuer bid(2)	—	(40)	(629)
Preferred shares issued(2)	850	1,225	1,035
Subordinated debentures issued(3)	2,000	3,144	—
Repurchase and redemption of subordinated debentures(3)	(359)	(691)	(500)
Redemption of capital instrument liabilities(4)	—	—	(250)
Issuance of trust subordinated notes and trust securities(4)	650	—	1,000

(1)	Represents primarily cash received for stock options exercised during the year and common shares issued pursuant to the Dividend and Share Purchase Plan.

(2)	For further details, refer to Note 14 of the Consolidated Financial Statements.

(3)	For further details, refer to Note 12 of the Consolidated Financial Statements.

(4)	For further details, refer to Note 13 of the Consolidated Financial Statements.
2009 Scotiabank Annual Report      41

Management’s Discussion and Analysis
Financial stability forum disclosures
In 2008, the Financial Stability Forum, based on the request of G-7 ministers and central bank governors, released its report on market at that time. Among others, a key recommendation of the report was to improve transparency by providing enhanced risk disclosures on financial instruments that markets consider to be higher risk, including off-balance sheet vehicles and structured products. Based on these recommendations, the Bank continues to provide additional disclosures as follows:

Variable interest entities	p. 43
Mortgage-backed securities	p. 47
Montreal Accord Asset-Backed Commercial Paper (ABCP)	p. 48
Collateralized debt obligations and collateralized loan obligations	p. 48
Structured investment vehicles	p. 49
Exposure to monoline insurers	p. 49
Exposure to Alt-A	p. 49
Leveraged loans	p. 49
Auction-rate securities	p. 49
Automotive industry exposure	p. 49
Consumer auto-based securities	p. 50
Tangible common equity ratio
Tangible common equity (TCE) is generally considered to be an important measure of a bank’s capital strength, and is often used by rating agencies and investors in their assessment of the quality of a bank’s capital position. The Bank’s revised definition of TCE comprises total common shareholders’ equity plus non-controlling interest in subsidiaries, less goodwill and unamortized intangible assets. The TCE ratio is calculated by dividing tangible common equity by risk-weighted assets. At year end, the Bank’s TCE ratio continued to be strong at 8.2%, 160 basis points higher than the restated 2008 level.
Economic capital
Economic capital is a measure of the unexpected losses inherent in the Bank’s business activities. Economic capital is also a key metric in the Bank’s ICAAP. The calculation of Economic Capital relies on models that are subject to objective vetting and validation as required by the Bank’s model risk policies. Management assesses its risk profile to determine those risks for which the Bank should attribute economic capital. The major risk categories included in economic capital are:
•	Credit risk measures the risk that a borrower or counterparty will fail to honour its financial or contractual obligations to the Bank.

•	Measurement is based on the Bank’s internal credit risk ratings for corporate/commercial loans and derivatives, and credit scoring for retail loans. It is also based on the Bank’s actual experience with recoveries and takes into account differences in term to maturity, probabilities of default, expected severity of loss in the event of default, and the diversification benefits of certain portfolios.

•	Market risk is the risk of loss from changes in market prices (including interest rates, credit spreads, equity prices, foreign exchange rates, and commodity prices), the correlations among them, and their levels of volatility. Exposure is measured based on the internal VaR models used in the trading book; the VaR on the Bank’s structural interest rate risk, structural foreign exchange risk, and equity market risk; and embedded options risk.

•	Operational risk is the risk of loss, whether direct or indirect, to which the Bank is exposed due to external events, human error, or the inadequacy or failure of processes, procedures, systems or controls.

•	Other risk includes additional risks for which Economic Capital is attributed, such as business risk, strategic risk, insurance risk and real estate risk.

The Bank uses its Economic Capital framework to attribute capital to the business lines (refer to non-GAAP measures, page 27). Chart 24 shows the attribution of economic capital by business line. This allows the Bank to appropriately compare and measure the returns from the business lines, based upon their inherent risk. For further discussion on risk management and details on credit, market and operational risks, including exposures pertinent to the current market turmoil, refer to the Risk Management section.
Dividends
The strong earnings and capital position of the Bank allowed the quarterly dividend to be maintained at 49 cents in 2009. Dividends have risen at a compound annual rate of 16% over the past 10 years.
Share buyback program
In the third quarter of 2008, the Bank initiated a normal course issuer bid to purchase up to 20 million of the Bank’s common shares. The bid terminated on January 11, 2009 and was not renewed. During fiscal 2009, the Bank did not purchase any common shares.
Share data
The Bank’s common and preferred share data, as well as trust securities, are shown in Table 18. Further details, including exchangeability features, are discussed in Notes 13 and 14 of the Consolidated Financial Statements.
Credit ratings
The Bank continues to have strong credit ratings. The current ratings are AA by DBRS, Aa1 by Moody’s and AA- by both Standard & Poor’s and Fitch.
42      2009 Scotiabank Annual Report

MD&A > Group Financial Condition
Outlook
The Bank has a strong capital position with an industry-leading ROE. Capital will continue to be prudently managed to support organic growth initiatives, selective acquisitions and any evolving regulatory changes.
■ T18 Share data

As at October 31	Number of Shares (000s)

Common shares	1,024,939	(1)
Preferred shares Series 12	12,000	(2)
Preferred shares Series 13	12,000	(3)
Preferred shares Series 14	13,800	(4)
Preferred shares Series 15	13,800	(5)
Preferred shares Series 16	13,800	(6)
Preferred shares Series 17	9,200	(7)
Preferred shares Series 18	13,800	(8)(9)
Preferred shares Series 20	14,000	(8)(10)
Preferred shares Series 22	12,000	(8)(11)
Preferred shares Series 24	10,000	(8)(12)
Preferred shares Series 26	13,000	(8)(13)
Preferred shares Series 28	11,000	(8)(14)

Series 2000-1 trust securities issued by BNS Capital Trust	500	(15)
Series 2002-1 trust securities issued by Scotiabank Capital Trust	750	(16)
Series 2003-1 trust securities issued by Scotiabank Capital Trust	750	(16)
Series 2006-1 trust securities issued by Scotiabank Capital Trust	750	(16)
Series 2009-1 trust securities issued by Scotiabank Tier 1 Trust	650	(16)

Scotiabank Trust Subordinated Notes — Series A issued by Scotiabank Subordinated Notes Trust	1,000	(16)

Outstanding options granted under the Stock Option Plans to purchase common shares	23,029	(1)(17)

(1)	As at November 25, 2009, the number of outstanding common shares and options were 1,025,050 and 22,897, respectively. The number of other securities disclosed in this table were unchanged.

(2)	These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.328125 per share.

(3)	These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.30 per share.

(4)	These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.28125 per share.

(5)	These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.28125 per share.

(6)	These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.328125 per share.

(7)	These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.35 per share.

(8)	These preferred shares have conversion features.

(9)	These shares are entitled to non-cumulative preferential cash dividends payable quarterly. Dividends, if and when declared, during the initial five-year period ending on April 25, 2013, will be payable in an amount of $0.3125 per share. Subsequent to the initial five-year fixed-rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada yield plus 2.05%, multiplied by $25.00.

(10)	These shares are entitled to non-cumulative preferential cash dividends payable quarterly. The initial dividend was paid on July 29, 2008, in an amount of $0.1678 per share. Dividends, if and when declared, during the initial five-year period ending on October 25, 2013, will be payable in an amount of $0.3125 per share. Subsequent to the initial five-year fixed-rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada yield plus 1.70%, multiplied by $25.00.

(11)	These shares are entitled to non-cumulative preferential cash dividends payable quarterly. The initial dividend, if and when declared will be payable on January 28, 2009, in an amount of $0.4829 per share. Dividends, if and when declared, during the initial five-year period ending on January 25, 2014, will be payable in an amount of $0.3125 per share. Subsequent to the initial five-year fixed-rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada yield plus 1.88%, multiplied by $25.00.

(12)	These shares are entitled to non-cumulative preferential cash dividends, payable quarterly. The initial dividend was paid on April 28, 2009, in an amount of $0.5865 per share. Dividends, if and when declared, during the initial five-year period ending on January 25, 2014, will be payable in an amount of $0.3906 per share. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada yield plus 3.84%, multiplied by $25.00.

(13)	These shares are entitled to non-cumulative preferential cash dividends payable quarterly. The initial dividend was paid on April 28, 2009, in an amount of $0.41524 per share. Dividends, if and when declared, during the initial five-year period ending on April 25, 2014, will be payable in an amount of $0.390625 per share. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada yield plus 4.14%, multiplied by $25.00.

(14)	These shares are entitled to non-cumulative preferential cash dividends payable quarterly. The initial dividend was paid on April 28, 2009, in an amount of $0.37671 per share. Dividends, if and when declared, during the initial five-year period ending on April 25, 2014, will be payable in an amount of $0.390625 per share. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada yield plus 4.46%, multiplied by $25.00.

(15)	Reported in capital instrument liabilities in the Consolidated Balance Sheet.

(16)	Reported in deposits in the Consolidated Balance Sheet.

(17)	Included are 19,086 stock options with tandem stock appreciation right (SAR) features.
Off-balance sheet arrangements
In the normal course of business, the Bank enters into contractual arrangements that are not required to be consolidated in its financial statements, but could have a current or future impact on the Bank’s results of operations or financial condition. These arrangements can be classified into the following categories: variable interest entities (VIEs), securitizations, and guarantees and other commitments.
Variable interest entities (VIEs)
Off-balance sheet arrangements with VIEs include:
•	VIEs that are used to provide a wide range of services to customers. These include VIEs established to allow clients to securitize their financial assets while facilitating cost-efficient financing, and also to provide investment opportunities. In addition, the Bank creates, administers and manages personal and corporate trusts on behalf of its customers. The Bank also sponsors and actively manages mutual funds.

•	VIEs that are used to provide alternative sources of funding to the Bank and manage its capital position. The Bank may utilize these VIEs to securitize its own assets, primarily residential mortgages. The Bank may also establish VIEs in order to issue capital instruments that qualify as regulatory capital, such as Scotiabank Trust Securities, and Scotiabank Subordinated Trust Notes.
     All VIEs are subject to a rigorous review and approval process to ensure that all relevant risks, as well as accounting, related party, reputational and ownership issues, are properly identified and addressed. For many of the VIEs that are used to provide services to customers, the Bank does not guarantee the performance of the VIE’s underlying assets, and does not absorb any related losses. For other VIEs, such as securitization and investment vehicles, the Bank may be exposed to credit, market, liquidity or operational risks. The Bank earns fees based on the nature of its association with a VIE.
     As at October 31, 2009, total consolidated assets related to VIEs were $2.6 billion, compared to $5.8 billion at the end of 2008. The amounts owed by or to the consolidated VIEs were not significant. The Bank earned fees of $64 million and $72 million in 2009 and 2008, respectively, from certain VIEs in which it had a significant variable interest at the end
2009 Scotiabank Annual Report      43

Management’s Discussion and Analysis
of the year but did not consolidate. More information with respect to the Bank’s involvement with VIEs, including details of liquidity facilities and maximum loss exposure by VIE category, is provided below and in Note 6 to the Consolidated Financial Statements on pages 121 and 122.
     There are four primary types of association the Bank has with VIEs:
•	Multi-seller conduits sponsored by the Bank,

•	Liquidity facilities provided to non-Bank sponsored conduits,

•	Funding vehicles, and

•	Collateralized debt obligation entities.
Multi-seller conduits sponsored by the Bank
The Bank sponsors three multi-seller conduits, two of which are Canadian-based and one in the United States. The Bank earns commercial paper issuance fees, program management fees, liquidity fees and other fees from these multi-seller conduits, which totaled $63 million in 2009, compared to $70 million in the prior year.
     The multi-seller conduits purchase high-quality financial assets, primarily from clients, and finance these assets through the issuance of highly rated commercial paper. For assets purchased, there are supporting backstop liquidity facilities that are generally equal to 102% of the assets purchased or committed to be purchased. The primary purpose of the backstop liquidity facility is to provide an alternative source of financing in the event the conduit is unable to access the commercial paper market.
     As further described below, the Bank’s exposure to these off-balance sheet conduits primarily consists of liquidity support, program-wide credit enhancement and temporary holdings of commercial paper. The Bank has a process to monitor these exposures and significant events impacting the conduits to ensure there is no change in the primary beneficiary, which could require the Bank to consolidate the assets and liabilities of the conduits at fair value.
Canada
The Bank’s primary exposure to the Canadian-based conduits is the liquidity support provided, with total liquidity facilities of $1.8 billion as at October 31, 2009 (October 31, 2008 –$4.3 billion). The year-over-year decrease was due to repayments and asset amortization. As at October 31, 2009, total commercial paper outstanding for the Canadian-based conduits administered by the Bank was $1.6 billion (October 31, 2008 – $3.8 billion) and the Bank held approximately 4% of the total commercial paper issued by these conduits. Table 19 presents a summary of assets purchased and held by the Bank’s two Canadian multi-seller conduits as at October 31, 2009 and 2008, by underlying exposure.
     Substantially all of the conduits’ assets have been structured to receive credit enhancements from the sellers, including overcollateralization protection and cash reserve accounts. Approximately 8% of the funded assets
■ T19 Assets held by Scotiabank-sponsored Canadian-based multi-seller conduits

			2009					2008
	Funded		Unfunded	Total		Funded		Unfunded	Total
As at October 31 ($ millions)	assets	(1)	commitments	exposure	(2)	assets	(1)	commitments	exposure	(2)

Auto loans/leases	$505		$138	$643		$2,204		$299	$2,503
Equipment loans	723		43	766		969		63	1,032
Trade receivables	165		59	224		205		91	296
Canadian residential mortgages	67		1	68		89		2	91
Retirement savings plan loans	92		2	94		156		3	159
Loans to closed-end mutual funds	—		—	—		161		91	252

Total(3)	$1,552		$243	$1,795		$3,784		$549	$4,333

(1)	Funded assets are reflected at original cost, which approximates estimated fair value.

(2)	Exposure to the Bank is through global-style liquidity facilities and letters of guarantee.

(3)	These assets are substantially sourced from Canada.
■ T20 Assets held by Scotiabank-sponsored U.S.-based multi-seller conduit

			2009			2008
	Funded		Unfunded	Total		Funded		Unfunded	Total
As at October 31 ($ millions)	assets	(1)	commitments	exposure	(2)	assets	(1)	commitments	exposure	(2)

Credit card/consumer receivables	$253		$45	$298		$1,318		$641	$1,959
Auto loans/leases	1,501		620	2,121		2,894		1,160	4,054
Trade receivables	1,049		2,712	3,761		2,161		1,855	4,016
Loans to closed-end mutual funds	115		73	188		690		652	1,342
Diversified asset-backed securities	741		15	756		932		19	951
Corporate loans(3)	348		46	394		417		50	467

Total(4)	$4,007		$3,511	$7,518		$8,412		$4,377	$12,789

(1)	Funded assets are reflected at original cost. The fair value of these assets as at October 31, 2009 was estimated to be $3.6 billion (October 31, 2008 — $8.0 billion).

(2)	Exposure to the Bank is through global-style liquidity facilities in the form of asset purchase agreements.

(3)	These assets represent secured loans that are externally rated investment grade.

(4)	These assets are sourced from the U.S.
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MD&A > Group Financial Condition
were externally rated AAA as at October 31, 2009, with the balance having an equivalent rating of AA- or higher based on the Bank’s internal rating program. There were no non-investment grade assets held in these conduits as at October 31, 2009. While 58% of the total funded assets have final maturities falling within three years, the weighted average repayment period, based on cash flows, approximates one year. There is no exposure to U.S. subprime mortgage risk within these two conduits.
United States
The Bank’s primary exposure to the U.S.-based conduit is the liquidity support and program-wide credit enhancement provided, with total liquidity facilities of $7.5 billion as at October 31, 2009 (October 31, 2008 –$12.8 billion). Excluding the impact of foreign currency translation, total exposure fell $4.4 billion year over year. This decline reflects a general reduction in client business. As at October 31, 2009, total commercial paper outstanding for the U.S.-based conduit administered by the Bank was $4.2 billion (October 31, 2008 – $8.4 billion) and the Bank did not hold any commercial paper issued by this conduit.
     A significant portion of the conduit’s assets have been structured to receive credit enhancements from the sellers, including overcollateralization protection and cash reserve accounts. Each asset purchased by the conduit has a deal-specific liquidity facility provided by the Bank in the form of an asset purchase agreement, which is available to absorb the losses on defaulted assets, if any, in excess of losses absorbed by deal-specific seller credit enhancement, and the subordinated note issued by the conduit. The Bank’s liquidity agreements with the conduit generally call for the Bank to fund full par value of all assets, including defaulted assets, if any, of the conduit.
     Table 20 presents a summary of assets purchased and held by the Bank’s U.S. multi-seller conduit as at October 31, 2009 and 2008, by underlying exposure.
     As at October 31, 2009, approximately 76% of the conduit’s funded assets were rated “A” or higher, either externally (31%) or based on the Bank’s internal rating program (45%). Substantially all of the assets held in this conduit were rated investment grade as at October 31, 2009. While 54% of the total funded assets have final maturities falling within five years, the weighted average repayment period, based on expected cash flows, approximates 1.5 years.
     The conduit has investments in two pools of diversified asset-backed securities. The assets underlying these securities are primarily retail loans, including U.S. home equity, student loans and residential mortgage-backed securities. These pools are guaranteed by monoline insurers both of which have experienced external ratings downgrades during the year (refer to exposure to monoline insurers on page 49). As at October 31, 2009, the two monoline insurers were rated non-investment grade by the external rating agencies. As a result one of these pools was rated below investment grade based on the Bank’s internal rating program as at October 31, 2009.
     During fiscal 2009, there were no events that required a reassessment of the primary beneficiary of this conduit.
     In 2008, the conduit transferred CDO and CLO assets to the Bank, pursuant to the terms of its liquidity asset purchase agreements. A pre-tax charge of $298 million, after considering recoveries, was recorded in the Consolidated Statement of Income at the time of the transfers. The loss represented the difference between the amounts paid (original cost of the assets) and the fair value of the assets on the dates the assets were transferred to the Bank. As a consequence of the aforementioned transfer of assets to the Bank, the conduit increased its subordinated note held by an unrelated party. This note absorbed the majority of the expected losses of the remaining assets of the conduit.
Liquidity facilities provided to non-Bank sponsored conduits
For conduits not administered by the Bank, liquidity facilities totaled $640 million as at October 31, 2009 (October 31, 2008 — $1.2 billion), all of which were for U.S. third-party conduits. The assets of these non-Bank sponsored conduits, which are not administered by the Bank, are mostly consumer auto- based securities. Approximately 79% of these assets are externally rated AAA. The majority of the liquidity facilities have an original committed term of 364 days, renewable at the option of the Bank. There is no exposure to U.S. subprime mortgage risk.
Funding vehicles
The Bank uses special purpose entities (SPEs) to facilitate the cost-efficient financing of its operations. The Bank has three such SPEs – Scotiabank Capital Trust, Scotiabank Subordinated Notes Trust and Scotiabank Tier 1 Trust – that are VIEs and are not consolidated on the Bank’s balance sheet, as the Bank is not the primary beneficiary. Scotiabank Trust Securities, Scotiabank Tier 1 Securities and Scotiabank Trust Subordinated Notes issued by the trusts are not reported on the Consolidated Balance Sheet, but qualify as regulatory capital. The deposit notes issued by the Bank to Scotiabank Capital Trust, Scotiabank Subordinated Notes Trust and Scotiabank Tier 1 Trust are reported in deposits. Total deposits recorded by the Bank as at October 31, 2009 from these trusts were $4.0 billion (October 31, 2008 – $3.4 billion). The Bank recorded interest expense of $216 million on these deposits in 2009 (2008 – $ 199 million).
Collateralized debt obligation entities
The Bank holds an interest in VIEs structured to match specific investor requirements. Loans or credit derivatives are held by the VIE to create security offerings for investors that match their investment needs and preferences. The Bank’s maximum exposure to loss from VIEs in which the Bank has a significant variable interest was $307 million as at October 31, 2009 (October 31, 2008 – $847 million) which includes the credit risk amounts relating to derivative contracts with these VIEs.
Securitizations
The Bank securitizes a portion of its residential mortgages and personal loans by transferring the assets on a serviced basis to trusts. Residential mortgage securitizations are principally conducted through the Bank’s participation in the Canadian Government’s Canada Mortgage Bond (CMB) program. If certain requirements
2009 Scotiabank Annual Report      45

Management’s Discussion and Analysis
are met, these transfers are treated as sales, and the transferred assets are removed from the Consolidated Balance Sheet (this is discussed further in Note 1 to the Consolidated Financial Statements on pages 111 to 116). These securitizations enable the Bank to access alternative and more efficient funding sources, and manage liquidity and other risks. The Bank does not provide liquidity facilities with respect to the CMB program. As such, the Bank is not exposed to significant liquidity risks in connection with these off-balance sheet arrangements.
     The outstanding amount of off-balance sheet securitized mortgages was $17.5 billion as at October 31, 2009, compared to $12.8 billion last year. The increase in 2009 was primarily from ongoing sales through the CMB program and the Bank’s participation in the Government of Canada Insured Mortgage Purchase Program (IMPP). This initiative was implemented in 2008 to enhance term liquidity in the Canadian financial markets. In 2009, the Bank sold $6.9 billion of mortgage-backed securities pursuant to this program, compared to $1.5 billion in 2008.
     The amount of off-balance sheet securitized personal loans was $199 million as at October 31, 2009, compared to $235 million last year.
     Subsequent to the transfer of assets, the Bank may retain interests in securities issued by the trusts, may make payments to the trusts under certain limited circumstances, maintains relationships with the underlying customers, and provides administrative services to the trusts. Additional information on the commitments to the trusts is disclosed in Note 23 to the Consolidated Financial Statements on pages 139 to 141.
     The Bank recorded securitization revenues of $409 million in 2009, compared to $130 million in 2008. This increase was due to the Bank’s ongoing sale of mortgages to the CMB program and the Bank’s participation in the IMPP discussed above.
     Additional information on the amount of securitizations and associated cash flows, servicing fees and retained interests is provided in Note 4(c) to the Consolidated Financial Statements on page 120.
Guarantees and other commitments
Guarantees and other commitments are fee-based products that the Bank provides to its customers. These products can be categorized as follows:
•	Standby letters of credit and letters of guarantee: As at October 31, 2009, these amounted to $21.9 billion, compared to $27.8 billion last year. These instruments are issued at the request of a Bank customer to secure the customer’s payment or performance obligations to a third party. The year-over-year decrease reflects a general decrease in customer business, as well as the weakening of the U.S. dollar.

•	Liquidity facilities: These generally provide an alternate source of funding to asset-backed commercial paper conduits in the event that a general market disruption prevents the conduits from issuing commercial paper or, in some cases, when certain specified conditions or performance measures are not met. Within liquidity facilities are credit enhancements that the Bank provides, in the form of financial standby letters of credit, to commercial paper conduits sponsored by the Bank. As at October 31, 2009, these credit enhancements amounted to $760 million, compared to $1,269 million last year. Refer to the liquidity discussions under VIEs on pages 43 to 45.

•	Indemnification contracts: In the ordinary course of business, the Bank enters into many contracts where the Bank may indemnify contract counterparties for certain aspects of the Bank’s past conduct if other parties fail to perform, or if certain events occur. The Bank cannot estimate, in all cases, the maximum potential future amount that may be payable, nor the amount of collateral or assets available under recourse provisions that would mitigate any such payments. Historically, the Bank has not made any significant payments under these indemnities.

•	Loan commitments: The Bank has commitments to extend credit, subject to specific conditions, which represent undertakings to make credit available in the form of loans or other financings for specific amounts and maturities. As at October 31, 2009, these commitments amounted to $104 billion, compared to $130 billion a year earlier. The majority of these commitments are short-term in nature, with original maturities of less than one year. The year-over-year decrease reflects a general decrease in the customer business as well as the weakening of the U.S. dollar.
     These guarantees and loan commitments may expose the Bank to credit or liquidity risks, and are subject to the Bank’s standard review and approval processes. For the guaranteed products, the above dollar amounts represent the maximum risk of loss in the event of a total default by the guaranteed parties, and are stated before any reduction for recoveries under recourse provisions, insurance policies or collateral held or pledged.
     Fees from the Bank’s guarantees and loan commitment arrangements, recorded in credit fees in Other income in the Consolidated Statement of Income, were $386 million in 2009, compared to $240 million in the prior year. Detailed information on guarantees and loan commitments is disclosed in Note 23 to the Consolidated Financial Statements on pages 139 to 141.
Financial instruments
Given the nature of the Bank’s main business activities, financial instruments make up a substantial portion of the balance sheet and are integral to the Bank’s business. Assets that are financial instruments include cash resources, securities, securities purchased under resale agreements, loans and customers’ liability under acceptances. Financial instrument liabilities include deposits, acceptances, obligations related to securities sold under repurchase agreements, obligations related to securities sold short, subordinated debentures and capital instrument liabilities. In addition, the Bank uses derivative financial instruments for both trading and non-trading purposes, such as asset/liability management.
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MD&A > Group Financial Condition
     During the year, the Bank reclassified certain debt securities from available-for-sale securities to loans pursuant to changes in accounting standards for financial instruments. During 2008 certain trading assets were reclassified to available-for-sale securities. Refer to Changes in accounting policies on page 81.
     Financial instruments are generally carried at fair value, except the following, which are carried at amortized cost unless designated as held for trading at inception: loans and receivables, certain securities and most financial liabilities.
     Unrealized gains and losses on available-for-sale securities, net of related hedges, as well as gains and losses on derivatives designated as cash flow hedges, are recorded in Other Comprehensive Income. Gains and losses on available-for-sale securities are recorded in the Consolidated Statement of Income when realized and cash flow hedges are recorded when the hedged item affects income.
     All changes in the fair value of derivatives are recorded in the Consolidated Statement of Income, other than those designated as cash flow and net investment hedges which flow through Other Comprehensive Income. The Bank’s accounting policies for derivatives and hedging activities are further described in Note 1 to the Consolidated Financial Statements (see pages 111 to 116).
     Interest income and expense on interest-bearing financial instruments are recorded in the Bank’s Consolidated Statement of Income as part of net interest income. Credit losses resulting from loans are recorded in the provision for credit losses. Net gains and losses on trading securities are recorded in other income – trading revenues. Realized gains and losses and writedowns for other-than-temporary impairment on available-for-sale securities and equity account investments are recorded in other income – net gains (losses) on securities, other than trading.
     Several risks arise from transacting financial instruments, including credit risk, liquidity risk, operational risk and market risk. Market risk arises from changes in market prices and rates (including interest rates, credit spreads, foreign exchange rates, equity prices and commodity prices). The Bank manages these risks using extensive risk management policies and practices, including various Board-approved risk management limits.
     A discussion of the Bank’s risk management policies and practices can be found in the Risk Management section (see pages 62 to 76). In addition, Note 24 to the Consolidated Financial Statements on pages 141 to 149 presents the Bank’s exposure to credit risk, liquidity risk and market risks arising from financial instruments as well as the Bank’s corresponding risk management policies and procedures.
     There are various measures that reflect the level of risk associated with the Bank’s portfolio of financial instruments. For example, the interest rate risk arising from the Bank’s financial instruments can be estimated by calculating the impact of a 100 or 200 basis point increase in interest rates on annual income and the economic value of shareholders’ equity, as described on page 148. For trading activities, the table on page 149 discloses the average one-day Value at Risk by risk factor. For derivatives, based on the Bank’s maturity profile of derivative instruments, only 12% (2008 – 15%) had a term to maturity greater than five years.
     Note 27 to the Consolidated Financial Statements (see pages 152 to 156) provides details about derivatives used in trading and non-trading activities, including notional amounts, remaining term to maturity, credit risk and fair values.
     The fair value of the Bank’s financial instruments are provided in Note 25 to the Consolidated Financial Statements (see pages 150 to 151) along with a description of how these amounts were determined.
     The fair value of the Bank’s financial instruments was unfavourable when compared to their carrying value by $2,152 million as at October 31, 2009 (October 31, 2008 – $543 million). This difference relates to loan assets, deposit liabilities, subordinated debentures and capital instrument liabilities. The year-over-year change in the excess of fair value over book value arose mainly from changes in interest rates and credit spreads. Fair value estimates are based on market conditions at October 31, 2009, and may not be reflective of future fair values. Further information on how fair values are estimated is contained in the section on Critical accounting estimates (see pages 77 to 81).
     Disclosures specific to certain financial instruments designated as held for trading under the fair value option can be found in Note 26 to the Consolidated Financial Statements (see page 152). These designations were made primarily to avoid an accounting mismatch between two instruments, or to better reflect how the performance of a specific portfolio is evaluated by the Bank.
■ T21 Mortgage-backed securities

	As at October 31, 2009				As at October 31, 2008
	Non-trading		Trading		Non-trading		Trading
Carrying value ($ millions)	portfolio		portfolio		portfolio		portfolio

Canadian NHA mortgage-backed securities(1)	$21,287		$253		$6,252		$184
Commercial mortgage-backed securities	4	(2)	44	(3)	123	(2)	47	(3)
Other residential mortgage-backed securities	93		—		55		—

Total	$21,384		$297		$6,430		$231

(1)	Canada Mortgage and Housing Corporation provides a guarantee of timely payment to NHA mortgage-backed security investors.

(2)	The assets underlying the commercial mortgage-backed securities in the non-trading portfolio relate to non-Canadian properties.

(3)	The assets underlying the commercial mortgage-backed securities in the trading portfolio relate to Canadian properties.
Selected credit instruments
Mortgage-backed securities
Non-trading portfolio
Total mortgage-backed securities held as available-for-sale securities represent approximately 4% of the Bank’s total assets as at October 31, 2009 and are shown below in Table 21. During the year, the Bank’s holdings of Canadian NHA mortgage-backed
2009 Scotiabank Annual Report      47

Management’s Discussion and Analysis
securities increased by $15 billion due mainly to the conversion of mortgages into mortgage-backed securities. Exposure to U.S. subprime mortgage risk is nominal.
Trading portfolio
Total mortgage-backed securities held as trading securities represent less than 0.1% of the Bank’s total assets as at October 31, 2009 and are shown in Table 21 on page 47.
Montreal Accord Asset-Backed Commercial Paper (ABCP)
As a result of the Montreal Accord ABCP restructuring in the first quarter of 2009, the Bank received longer-dated securities which were classified as available-for-sale. Approximately 44% of the new notes are A-rated Class A-1 notes and 36% are BBB (low)-rated A-2 notes. The Bank’s carrying value of $144 million represents approximately 62% of par value. Taking into account current market conditions, the Bank has not recorded any net gain or loss in the current year.
     As part of the restructuring, the Bank participated in a margin funding facility, which was recorded as an unfunded loan commitment. The Bank’s portion of the facility is $200 million. It is currently undrawn.
■ T22 Collateralized debt obligations (CDOs)

Trading portfolio
	As at October 31, 2009		As at October 31, 2008
		Positive/		Positive/
	Notional	(negative)	Notional	(negative)
Outstanding ($ millions)	Amount	fair value	Amount	fair value

CDOs — sold protection	$6,000	$(1,620)	$6,647	$(3,368)
CDOs — purchased protection	$5,625	$1,657	$6,550	$3,187

Collateralized debt obligations and collateralized loan obligations
Non-trading portfolio
The Bank has collateralized debt obligation (CDO) and collateralized loan obligation (CLO) investments in its non-trading portfolio. CDOs and CLOs generally achieve their structured credit exposure either synthetically through the use of credit derivatives, or by investing and holding corporate loans or bonds.
     Effective November 1, 2008, certain of the Bank’s CDOs and CLOs were reclassified to loans pursuant to changes in accounting standards. These reclassified CDOs and CLOs were carried at amortized cost in the Consolidated Balance Sheet at October 31, 2009 (see discussion of changes in accounting policies on page 111 in Note 1 of the Consolidated Financial Statements).
     Prior to November 1, 2008, these investments were carried at fair value on the Bank’s Consolidated Balance Sheet as available-for-sale securities. Changes in the fair value of cash-based CDOs and CLOs were reflected in other comprehensive income, unless there had been an other-than-temporary decline in fair value, which was recorded in net income. Changes in the fair value of synthetic CDOs and CLOs were and continue to be reflected in net income.
     Substantially all of the referenced assets of the Bank’s CDOs and CLOs are corporate exposures, with no U.S. mortgage-backed securities.
     The Bank has exposure to both cash-based and synthetic CDOs. As at October 31, 2009, the carrying value of cash-based CDOs reclassified to loans on the Bank’s Consolidated Balance Sheet was $130 million. The fair value of these CDOs was $53 million. As at October 31, 2008, these CDOs were classified as available-for-sale securities and had a fair value of $67 million, with $83 million of unrealized losses included in Accumulated Other Comprehensive Income (AOCI).
     The Bank’s remaining exposure to synthetic CDOs was $267 million as at October 31, 2009 (October 31, 2008 –$270 million). During the year, the Bank recorded a pre-tax gain of $56 million in net income for changes in fair value of synthetic CDOs (2008 – pre-tax loss of $453 million). The change in fair value of the synthetic CDOs was mainly driven by the tightening of credit spreads, while last year’s loss was due to widening credit spreads and credit events in certain previously highly rated reference assets.
     In aggregate the cash and synthetic CDO portfolio is well diversified, with an average individual CDO holding of $21 million, and no single industry exceeding 23% of the referenced portfolio on a weighted average basis. Based on their carrying values, these CDOs have a weighted average rating of A. More than 16% of their investments are senior tranches with subordination of 10% or more, and 19% of the investments are in equity tranches.
     As at October 31, 2009, the carrying value of the Bank’s CLOs on the Consolidated Balance Sheet was $984 million. The fair value was $691 million. Substantially all the CLOs were reclassified to loans during the year and no impairment charges were taken on these items. As at October 31, 2008, the Bank’s investments in CLOs were recorded as available-for-sale securities with a fair value of $660 million and $436 million of unrealized losses recorded in AOCI. Although these CLO investments experienced a decline in fair value, the Bank has the intent and ability to hold these investments until there is a recovery in fair value, which may be at maturity.
     This CLO portfolio is well diversified with an average individual CLO holding of $7 million, with no single industry exceeding 13% of the referenced portfolio on a weighted average basis. Based on carrying values, these CLOs have a weighted
48      2009 Scotiabank Annual Report

MD&A > Group Financial Condition
average rating of A. More than 85% of these investment holdings are senior tranches with subordination of 10% or more. Only 2% of the investments are in equity tranches.
     During the year the Bank recorded a pre-tax loss of $23 million in net income for other-than-temporary impairment of CLOs classified as AFS securities which were not reclassified to loans. In 2008, the Bank recorded a pre-tax loss of $35 million in net income and a pre-tax loss of $432 million in other comprehensive income, reflecting changes in the fair value of the CLOs.
     The key drivers of the change in fair value of CDOs and CLOs are changes in credit spreads and the remaining levels of subordination. Based on positions held at October 31, 2009, a 50 basis point widening of relevant credit spreads would result in a pre-tax decrease of approximately $6 million in net income.
Trading portfolio
     The Bank also holds synthetic CDOs in its trading portfolio as a result of structuring and managing transactions with clients and other financial institutions. Total CDOs purchased and sold in the trading portfolio are shown in Table 22 on page 48.
     To hedge its trading exposure, the Bank purchases or sells CDOs to other financial institutions, along with purchasing and/or selling index tranches or single name credit default swaps (CDSs). The main driver of the value of CDOs and CDSs is changes in credit spreads. Based on positions held at October 31, 2009, a 50 basis point widening of relevant credit spreads in this portfolio would result in a pre-tax decrease of approximately $2 million in net income.
     Over 70% of the Bank’s credit exposure to CDO swap counterparties is to entities which are externally or internally rated investment grade equivalent. The referenced assets underlying the trading book CDOs are substantially all corporate exposures, with no mortgage-backed securities.
Structured investment vehicles
The carrying value of the Bank’s investments in structured investment vehicles (SIVs) was nil as at October 31, 2009 and 2008. The Bank does not sponsor, manage or provide liquidity support to SIVs.
Exposure to monoline insurers
The Bank has insignificant direct exposure to monoline insurers. The Bank has indirect exposures of $1.3 billion (October 31, 2008 – $2.8 billion) in the form of monoline guarantees, which provide enhancement to public finance and other transactions, where the Bank has provided credit facilities to either the issuers of securities or facilities which hold such securities. The Bank’s public finance exposures of $0.4 billion (October 31, 2008 – $1.5 billion) were primarily to U.S. municipalities and states. Approximately 85% of these securities are rated investment grade without the guarantee, and represent risk the Bank would take without the availability of the guarantee.
     Other indirect exposures to monoline insurers were $0.9 billion (October 31, 2008 – $1.3 billion). These exposures were primarily composed of $0.7 billion (October 31, 2008 – $0.9 billion) of guarantees by two monolines on diversified asset-backed securities held by the Bank’s U.S. multi-seller conduit (as discussed on pages 44 and 45 in the section on Multi-seller conduits sponsored by the Bank). As at October 31, 2009, the two monoline insurers were rated non-investment grade by the external rating agencies.
Exposure to Alt-A
In the U.S., loans are classified as Alt-A when they have higher risk characteristics such as lower credit scores and/or higher loan-to-value ratios. As at October 31, 2009, the Bank had insignificant direct and indirect exposure to U.S. Alt-A loans and securities. In Canada, the Bank does not have a mortgage program which it considers to be an equivalent of U.S. Alt-A.
Leveraged loans
The Bank may provide leveraged financing to non-investment grade customers to facilitate their buyout, acquisition and restructuring activities. The Bank’s exposure to highly leveraged loans awaiting syndication as at October 31, 2009, was nominal.
Auction-rate securities
Auction-rate securities (ARS) are long-term, variable rate notes issued by trusts referenced to long-term notional maturity, but have interest rates reset at predetermined short-term intervals. ARS are issued by municipalities, student loan authorities and other sponsors through auctions managed by financial institutions. The Bank does not sponsor any ARS program and does not hold any ARS.
Automotive industry exposure
The Bank’s direct (corporate and commercial) loan exposure to the North American and European automotive industry declined to $3.7 billion as at October 31, 2009 and was comprised of the following:

As at October 31 ($ billions)	2009	2008

Original equipment manufacturers (OEMs)	$0.2	$0.5
Financing and leasing	0.6	1.2
Parts manufacturers	0.5	0.7
Dealers	2.4	2.8

Total	$3.7	$5.2

     Approximately 30% of this exposure is rated investment grade, either externally or based on the Bank’s internal rating program, down from 63% as at October 31, 2008. Loans are typically senior in the capital structure of the borrowers. The reduction in the percentage of investment grade exposure from last year was expected in part as a result of the repayment of one large OEM investment grade account and portfolio migration. In 2009, the specific loss ratio for this portfolio (as a percentage of average loan exposures) was 35 basis points.
     The Bank is actively managing its exposure to this sector. The Bank is
2009 Scotiabank Annual Report      49

Management’s Discussion and Analysis
focused on large multi-dealer relationships and parts-manufacturing customers with geographic and OEM diversification, and has contained its exposure to North American OEMs. Regular stress tests are performed on the Bank’s non-retail automotive exposures covering a number of different scenarios, including the default of the North American OEMs and its impact on part suppliers, financing companies and dealers.
     The North American OEMs have restructured, resulting in reduced future production and contraction of North American operations. As a result of these events, in the second quarter of 2009, the Bank established a $60 million sectoral allowance against its North American non-retail automotive exposures for incurred losses expected to be identified individually over the coming quarters. During the year, $16 million of the sectoral allowance was reclassified to the specific provision for credit losses. Management believes this sectoral allowance is adequate to address potential losses inherent in the exposures to this sector.
Consumer auto-based securities
As at October 31, 2009, the Bank held $6.2 billion (October 31, 2008 – $7.8 billion) of consumer auto-based securities. These securities are almost all loan-based securities, with only 4% of these holdings representing leases. The loan-based securities arise from retail instalment sales contracts (loans) which are primarily acquired through a US$6 billion revolving facility to purchase U.S. and Canadian consumer auto loans from a North American automotive finance company. This facility has a remaining revolving period of less than one and a half years, and was modified last year to allow the seller to sell Canadian-based loans to the Bank for a limited period, rather than U.S.-based loans. The facility is structured with credit enhancement in the form of overcollateralization provided at the time of the loan purchases, resulting in no further reliance on the seller for credit enhancement. For each subsequent purchase under the revolving credit facility, the credit enhancement is a multiple of the most recent pool loss data for the seller’s overall managed portfolio.
     The Bank conducts periodic stress tests on these loan-based securities. Under different stress scenarios, the loss on this consumer auto loan-backed securities portfolio is within the Bank’s risk tolerance level. Approximately 85% of these securities are externally rated AAA and have a weighted average life of approximately two years.
     In 2008, these securities were classified as available-for-sale securities and carried at fair value. Effective November 1, 2008 the securities were reclassified to loans and are carried at amortized cost pursuant to changes in accounting standards (refer to Note 1 of the Consolidated Financial Statements for a discussion of the accounting policy changes). The fair value of the securities as at October 31, 2009 was $6.2 billion (October 31, 2008 – $7.5 billion), with unrealized gains of $48 million (October 31, 2008 –unrealized losses of $272 million).
Other
The Bank provides liquidity facilities to its own sponsored multi-seller conduits and to non-bank sponsored conduits to support automotive loan and lease assets held by those conduits. For details, see sections on Multi-seller conduits sponsored by the Bank (pages 44 and 45) and Liquidity facilities provided to non-bank sponsored conduits (page 45).
50      2009 Scotiabank Annual Report

MD&A > Business Lines
Canadian Banking
Canadian Banking had a record year in 2009, with net income of $1,851 million, an increase of $127 million or 7% over last year. Substantial growth in retail mortgages, personal lending and deposits, and a wider interest margin from lower wholesale funding rates were partially offset by higher provisions for credit losses. Non-interest expenses were well controlled, up 3% mainly from acquisitions and sales force expansion.
International Banking
International Banking also had a record year in 2009, with net income of $1,315 million, an increase of $129 million or 11% over last year. This was primarily from acquisitions, asset growth in existing businesses, fair value adjustments and the favourable impact of foreign currency translation. However, 2009 also included writedowns on available-for-sale securities, lower realized gains, and a significant increase in provisions for credit losses, mainly in retail.
Scotia Capital
Scotia Capital reported record net income of $1,451 million in 2009. This was up $664 million or 84% year over year, as 2008 results included charges related to certain trading activities and valuation adjustments due to market volatility. In addition, 2009 results were stronger due to higher trading and investment banking revenues, and wider lending spreads. Partly offsetting were higher provisions for credit losses and lower tax-exempt dividend income.
■ T23 2009 financial performance

	Canadian	International
($ millions)	Banking	Banking	Scotia Capital	Other (1)	Total

Net interest income(2)	$4,785	$3,773	$1,427	$(1,657)	$8,328
Other income	2,279	1,480	2,138	232	6,129
Provision for credit losses	702	577	338	127	1,744
Non-interest expenses	3,757	2,960	1,072	130	7,919
Income taxes/non-controlling interest(2)	754	401	704	(612)	1,247

Net income	$1,851	$1,315	$1,451	$(1,070)	$3,547

Return on equity(3) (%)	22.3%	12.5%	20.0%	N/A	16.7%
Average earning assets ($ billions) (3)	$192	$90	$183	$48	$513

(1)	The Other category represents smaller operating segments, including Group Treasury, and other corporate adjustments that are not allocated to an operating segment. Corporate adjustments include the elimination of the tax-exempt income gross-up reported in net interest income and provision for income taxes, changes in the general allowance, differences in the actual amount of costs incurred and charged to the operating segments, and the impact of securitizations.

(2)	Taxable equivalent basis. See non-GAAP measures on page 27.

(3)	Non-GAAP measure. Return on equity for the business segments is based on economic equity attributed. See non-GAAP measures on page 27. N/A Not applicable
2009 Scotiabank Annual Report      51

Management’s Discussion and Analysis

> Canadian Banking
2009 Achievements
•	Scotia Mutual Funds continued to be strong in 2009, and were ranked #1 by the Investment Funds Institute of Canada for total net sales. This growth came in part from Scotia INNOVA Portfolios, ScotiaFunds’ new fund-of-funds solution, which has had one of the industry’s most successful launches of a product in this category, surpassing $500 million in assets under management since the January launch. DundeeWealth and CI Financial, in which the Bank has invested, were also top sales performers.

•	Rebranded the insurance business as ScotiaLife Financial and announced a broad range of home, auto and life insurance products and services distributed through multiple channels including the first retail storefront for Scotia.

•	Launched the new Scotia Visa Momentum card which provides customers with a money back savings feature of up to 2%.

•	The joint venture with Cineplex Entertainment, SCENE, surpassed 2 million members. This integrated loyalty program is providing an excellent source of new customers for Scotiabank – with more than 160,000 added in Fiscal 2009 and over 300,000 since the program launched in May of 2007.

•	Enhanced the Startright Program to provide more financial tools and resources to Newcomers to Canada – a key growth customer segment.

•	Scotiabank recently captured five Best Banking Awards from the 2009 Synovate Customer Service Index (CSI) study, up from four in 2008. The awards garnered this year were for Values My Business, Financial Planning & Advice, Interest Rates and Service Charges, Value for Money and Products & Service Excellence.
2010 Priorities
•	Maintain strong market position and focus on high potential growth areas across products.

•	Grow revenues and control expenses while maintaining positive operating leverage.

•	Leadership development.

•	Invest in new initiatives to build profitable new customer relationships.

•	Prudently manage risk.
Key performance indicators
Management uses a number of key metrics to monitor business performance:
•	Net income

•	Operating leverage and productivity ratio

•	Loan loss ratio

•	Market share of key products

•	New customer acquisition

•	Customer loyalty

•	Employee satisfaction
Business profile
Canadian Banking provides a full range of banking and investing services to more than 7.4 million customers across Canada, through a network of 1,019 branches, 2,964 ABMs, and 101 Wealth Management offices, as well as telephone and Internet banking. Canadian Banking includes three main businesses:
•	Retail and Small Business Banking provides mortgages, loans, credit cards, investments, insurance and day-to-day banking products to individuals and small businesses.

•	Wealth Management provides a full range of products and services including: retail brokerage (discretionary, non-discretionary and self-directed); investment management advice; mutual funds and savings products; and financial, trust and estate planning, as well as private client services, for affluent customers.

•	Commercial Banking delivers a full product suite to medium and large businesses, including banking, cash management, lending and leasing.
Strategy
Canadian Banking remains committed to developing strong relationships with its customers and ensuring that they have access to great service and advice, as well as a full suite of financial solutions to help achieve their financial priorities. Canadian Banking will continue to pursue growth strategies focused on building profitable relationships across key customer segments and high potential markets.
Financial performance
Canadian Banking reported net income of $1,851 million in 2009, $127 million or 7% higher than last year. Return on economic equity was 22.3% versus 35.6% last year. The decrease was due to higher capital attributed to the business line, relating to the acquisition of E*TRADE Canada (renamed Scotia iTRADE) and the purchase of a significant investment in CI Financial.
52      2009 Scotiabank Annual Report

MD&A > Business Lines
Assets and liabilities
Average assets before securitization rose $17 billion or 10% in 2009. This was led by substantial growth in residential mortgages (before securitization) of $9 billion or 8%, which resulted in market share growth of 18 basis points versus the other major banks. Personal loans, including revolving credit, increased $6 billion or 16% year over year. Personal deposits grew by $9 billion or 10%, reflecting customers’ preference for safe and liquid investments during a period of economic uncertainty. Non-personal deposits rose $8 billion or 18% from growth in both non-personal term and current accounts. Assets under administration grew 7% to $137 billion in 2009, mainly in mutual funds reflecting a market recovery in the second half of 2009.
Revenues
Total revenues were $7,064 million, up $566 million or 9% from last year. Net interest income increased $461 million to $4,785 million, due to strong volume growth in both assets and deposits. The margin increased by 3 basis points to 2.49%, due in part to lower wholesale funding costs and a wider prime/BA spread. Other income for the year was $2,279 million, representing growth of $105 million or 5% mainly in retail and wealth management.
Retail & Small Business Banking
Total revenues were $4,404 million, up $390 million or 10% from last year. Net interest income rose by $354 million or 11% due to growth in assets and deposits and a higher margin. Other income rose $38 million or 4% mainly in transaction-based fees, partly offset by a decrease in ABM fees due to lower transaction volumes.
Commercial Banking
Total revenues rose $177 million or 13% to $1,525 million in 2009. Net interest income grew 17% from last year, with a significantly higher margin mainly from lower wholesale funding costs and growth in both assets and deposits. Average deposits rose 20%, largely from growth in current accounts. Average assets grew 2% reflecting the slower business climate in 2009. Year-over-year, other income was flat at $328 million.
■ T24 Canadian Banking financial performance

($ millions)	2009	2008	2007

Net interest income(1)	$4,785	$4,324	$3,855
Other income	2,279	2,174	2,248
Provision for credit losses	702	399	295
Non-interest expenses	3,757	3,632	3,559
Income taxes(1)	754	743	685

Net income	$1,851	$1,724	$1,564

Key ratios
Return on economic equity	22.3%	35.6%	33.0%
Productivity(1)	53.2%	55.9%	58.3%
Net interest margin(1)	2.49%	2.46%	2.51%
PCL as a percentage of loans and acceptances	0.37%	0.23%	0.19%

Selected balance sheet data (average balances)
Earning assets	192,262	175,464	153,695
Deposits	143,891	127,615	116,012
Economic equity	8,049	4,764	4,699

(1)	Taxable equivalent basis.
Wealth Management
Total revenues were flat at $1,135 million year over year, as revenue from the investment in CI Financial and the full-year impact of Scotia iTRADE were offset by lower revenues from other business segments as a result of difficult market conditions. Mutual fund revenues were down 13%, although market share grew. Private client and full-service brokerage revenues were down due to a lower interest margin reflecting historically low interest rate levels and weak
2009 Scotiabank Annual Report      53

Management’s Discussion and Analysis
market conditions. Partially offsetting were higher online brokerage revenues of 34%, mainly due to the acquisition of E*TRADE Canada and growth in trading volumes.
Non-interest expenses
Non-interest expenses rose $125 million or 3% to $3,757 million in 2009. The increase was due mainly to the full year impact of the acquisitions of E*TRADE Canada and Irwin Commercial Finance Canada (renamed Roynat Lease Financing), new branches and sales force expansion in 2008, higher performance-related compensation and higher VISA reward points. Partially offsetting were lower discretionary expenses reflecting management action taken in response to uncertain market conditions.
Credit quality
The provision for credit losses in Canadian Banking was $702 million in 2009, comprised of $695 million in specific provisions and a $7 million sectoral provision related to the automotive sector. The increase of $296 million in specific provisions compared to last year was primarily attributable to higher retail provisions in the indirect automotive and unsecured lending portfolios.
Outlook
In 2010, it is expected that assets will grow moderately across most products, reflecting a gradual economic recovery. Deposit growth is not expected to be as strong as in 2009 and will likely be tempered by a flow of funds back to recovering equity markets and returning confidence in non-traditional service providers.
     The interest margin should remain fairly stable as interest rates are expected to remain at historically low levels through the early months of the fiscal year.
     Strong growth in other income is expected, reflecting increased credit card and retail revenues as well as stronger Wealth Management revenues, including higher contributions from the Bank’s investments in CI Financial and DundeeWealth.
     Retail and commercial loan loss provisions are expected to remain at higher levels, reflecting the relatively slow economic recovery and continued high unemployment.
     Canadian Banking plans to expand its retail network and product offerings, while maintaining positive operating leverage for the year.
54      2009 Scotiabank Annual Report

MD&A > Business Lines

> International Banking
2009 Achievements
•	Revenue growth programs implemented to:
–	Focus on valued retail customers and optimize the productivity of our sales forces;

–	Provide new and improved sales and service channels through expanded call centre and internet banking capabilities;

–	Develop and promote new products and services by extending offerings such as insurance and wealth management.
•	Credit risk management improved by implementing industry leading retail account management and pricing platforms in a number of key markets.

•	Operational efficiency improved by:
–	Consolidating functions and standardizing operating platforms, systems and processes;

–	Completing the integration of Banco del Desarrollo in Chile.
•	Expanded the distribution network in selected geographies and segments by:
–	Adding 99 branches, including 35 in Mexico and 15 in the Caribbean and Central America; and

–	Opening Private Client Group offices in Miami, Turks and Caicos and Trinidad and Tobago to expand wealth management operations.
•	Furthered investment in Thailand, a key growth market, through increased ownership of Thanachart Bank from 24.99% to 49%.

•	Recognized for commitment to excellence, and customer satisfaction and loyalty:
–	Scotiabank was selected as Bank of the Year 2009 in Belize, Turks and Caicos, Guyana, Barbados and the Dominican Republic by The Banker magazine and as Bank of the Year 2009 in Jamaica by Euromoney magazine;

–	Global Finance magazine selected Scotiabank as Best Emerging Market Bank in Costa Rica and Jamaica and Best Foreign Exchange Bank in Jamaica;

–	Trade Finance magazine selected Scotiabank as Best Trade Bank in Central America and the Caribbean.
2010 Priorities
•	Drive organic growth by optimizing profitability and retention of high-value customers;

•	Deepen customer relationships by improving cross-sell on a full suite of product offerings to customers, striving to meet all of their financial services needs;

•	Partner with Scotia Capital to build the Global Wholesale business in Latin America and Asia;

•	Partner with Global Transaction Banking to drive additional value for our corporate and commercial customers by providing complementary services such as business deposits, cash management, trade finance and correspondent banking;

•	Strengthen credit risk management by continuing to roll-out integrated, industry leading retail account management and pricing platforms across the division;

•	Maintain positive operating leverage by judiciously managing strategic investments;

•	Seek opportunistic acquisitions and investments.
Key performance indicators
Management uses a number of key metrics to monitor business performance:
•	Net income

•	Revenue growth

•	Return on economic equity

•	New customer acquisition

•	Productivity ratio

•	Loan loss ratio

•	Employee engagement
Business profile
International Banking encompasses Scotiabank’s retail and commercial banking operations in more than 40 countries outside Canada – an international presence unmatched by our domestic competitors. More than 46,000 employees, including subsidiaries and affiliates, provide a full range of financial services to over five million customers through a network of 1,907 branches and offices, 3,509 ABMs, telephone and Internet banking, in-store banking kiosks, and specialized sales forces. The Bank operates in the following geographic regions: the Caribbean and Central America, Mexico, Latin America and Asia.
Strategy
International Banking is growing through a combination of organic growth and acquisitions. Organic growth in personal banking is being driven by improving the effectiveness of in-branch sales teams, upgrading contact centers and Internet banking capability, building the branch network and adding specialized sales forces. The retail customer base is increasing by expanding the affluent and consumer finance segments. Growth in the commercial and corporate banking business will be furthered by leveraging the full range of services and expertise in the Scotiabank Group. International Banking is also expanding beyond traditional banking products and services to build its presence in pension fund management and insurance.
     The acquisition strategy is focused primarily on acquiring financial services companies in markets where the Bank has existing operations; however, acquisitions may be used to selectively enter new markets.
2009 Scotiabank Annual Report      55

Management’s Discussion and Analysis
Financial performance
International Banking reported net income of $1,315 million in 2009, an increase of $129 million or 11% from last year. Record results were achieved notwithstanding the global economic slowdown. This validates our strategy of investing in high potential markets with diversification across products, segments and geographies. This year’s results benefited from the weaker Canadian dollar for most of the year and favourable fair value adjustments on certain financial instruments. Results were also impacted by higher contributions from acquisitions, strong treasury earnings and a low effective tax rate. Partly offsetting was the writedown of an equity investment and lower gains on sales of securities. Economic conditions curtailed growth and lead to deterioration in credit quality and increased loan losses. Return on economic equity was 12.5% compared to 15.5% last year due to an increase in capital attributed to International Banking.
Assets and liabilities
Average assets increased $10 billion or 13%, $5 billion (7%) after adjusting for the positive impact of the foreign currency translation and the impact of acquisitions. The increase in retail loans of 11% partly reflected the growth momentum from 2008 and the reclassification of certain securities to loans. Commercial loans recorded average year-over-year growth of 10% or $3 billion. Asset growth slowed during the year, returning modestly in the final quarter. The slowdown was across most jurisdictions, and reflected curtailed demand and tightened credit policies. Average securities volumes declined, mainly in Mexico. Growth in low-cost deposits was strong at 9%, stimulated by consumer demand for safe investment vehicles.
Revenues
Total revenues were a record $5,253 million in 2009, an increase of $656 million or 14% from last year. Excluding the impact of foreign currency translation and the impact of mark-to-market on certain securities, revenues rose 9%.
     Net interest income was $3,773 million in 2009, an increase of $458 million or 14% from last year. This reflected the positive impact of foreign currency translation, fair value adjustments and contributions from new acquisitions in Peru and additional investments in Asia. Also contributing were increased average loans, widening of lending spreads and strong treasury revenues.
     Other income increased $198 million or 15% to $1,480 million. This partly reflected foreign currency translation, fair value adjustments on certain financial instruments and the contribution from acquisitions. In addition, other income benefited from strong foreign exchange revenue and widespread transaction-driven growth. These were partly offset by higher writedowns of securities, the loss on sale of credit cards in Mexico, and the gain from the IPO of the Mexican Stock Exchange in 2008.
Caribbean and Central America
Total revenues were $1,843 million in 2009, an increase of $132 million or 8% over last year. Excluding the positive impact of foreign currency translation, acquisitions, and the fair value adjustments and writedowns on certain securities, total revenues rose $64 million or 4%.
■ T25 International Banking financial performance

($ millions)	2009	2008	2007

Net interest income(1)	$3,773	$3,315	$2,762
Other income	1,480	1,282	1,227
Provision for credit losses	577	236	101
Non-interest expenses	2,960	2,634	2,279
Income taxes/non-controlling interest(1)	401	541	359

Net income	$1,315	$1,186	$1,250

Key ratios
Return on economic equity	12.5%	15.5%	19.5%
Productivity(1)	56.3%	57.3%	57.1%
Net interest margin(1)	4.21%	4.17%	4.18%
PCL as a percentage of loans and acceptances	0.90%	0.44%	0.25%

Selected balance sheet data (average balances)
Earning assets	89,528	79,403	66,146
Deposits	49,810	45,438	48,959
Economic equity	9,968	7,353	6,322

(1)	Taxable equivalent basis.
56      2009 Scotiabank Annual Report

MD&A > Business Lines
     Net interest income was $1,475 million in 2009, an increase of $81 million excluding the impact of foreign currency translation. The increase was driven by higher average retail assets across the region and wider spreads.
     Other income of $368 million was down $54 million from last year, mainly reflecting the impact of a $79 million writedown on an equity investment this year. Excluding this, the fair value adjustment to certain securities and the impact of acquisitions and foreign currency translation, other income decreased by 1% due to weakness in tourist-based economies.
Mexico
Total revenues were $1,244 million in 2009, a decrease of $137 million or 10% compared to last year. Excluding foreign currency translation, the loss on sale of the credit card portfolio and last year’s IPO gains, revenues rose $83 million or 6%.
     Net interest income was $820 million, a nominal decrease of $2 million from 2008 excluding the impact of foreign currency translation. Growth in mortgages, wider lending spreads and improved core deposits were partly offset by the lower value of deposits as interest rates fell throughout the year.
     Other income was $424 million this year, down $55 million from 2008. Excluding the gain from the IPO in 2008, the loss on the sale of the credit card portfolio, and the impact of foreign currency translation, other income increased $85 million or 20%. This strong growth reflected higher retail fees and other transaction-driven income and strong foreign exchange revenue.
Latin America, Asia and Other
Total revenues were $2,166 million in 2009, an increase of $662 million over last year. The increase was primarily due to acquisitions, lower securities writedowns, fair value adjustments to certain financial instruments in Asia, and foreign currency translation. Strong treasury earnings and widening of lending spreads contributed to strong revenue growth. These were partly offset by lower net gains on sale of securities in 2009.
Non-interest expenses
Non-interest expenses were $2,960 million in 2009, up $326 million or 12% from last year. Acquisitions and foreign currency translation accounted for 8% of this increase. The increase was due to higher compensation and premises expenses, consistent with business growth and new branch openings with the residual growth being well below inflation.
Credit quality
The specific provision for credit losses was $577 million in 2009, an increase of $341 million over last year. Retail portfolios across all regions were adversely affected by the global economic downturn and the full year impact of new acquisitions. While commercial provisions rose, this was due to substantial reversals in the prior year. Overall, the International Banking commercial portfolio held up relatively well in 2009 notwithstanding the challenging economic environment.
Outlook
Improved economic conditions and selective acquisitions should support continued growth. Local currency assets are expected to increase in the second half of 2010 which, together with continued strong margins, should drive revenue growth. However, some markets could lag and a stronger Canadian dollar will adversely impact reported foreign currency earnings.
     Loan loss provisions are expected to be higher next year entirely due to lower loan loss recoveries and reversals.
     Expenses will continue to be carefully managed while pursuing investments to improve operational efficiency and ongoing investment opportunities.
2009 Scotiabank Annual Report      57

Management’s Discussion and Analysis

> Scotia Capital
2009 Achievements
•	Bloomberg Markets magazine named Scotia Capital amongst its prestigious “Bloomberg 20” most successful global investment banks.

•	ScotiaMocatta launched a precious metals eStore in Canada offering a fully online delivery channel. Scotiabank is the first bank in Canada to offer this capability which allows shopping from the comfort of one’s home.

•	Scotia Capital received several recognitions from Global Finance magazine, including: Best Investment Bank in Canada for 2008, Best in Infrastructure Globally for 2008, Best Corporate/Institutional Internet Bank in Canada for 2009, and Best Foreign Exchange Bank in Canada for the fifth consecutive year (2009).

•	Scotia Capital ranked #1 for Canadian Corporate Debt Underwriting in Bloomberg’s 2008 League Tables.

•	Scotia Waterous ranked #1 globally by number of Oil & Gas M&A transactions and #2 by deal value for 2008, according to Bloomberg.

•	Notable transactions during the year:
–	Scotia Capital led a number of record breaking equity deals, including the largest common equity offering (Barrick Gold Corporation), largest preferred share offering (TransCanada), largest private placement (China Investment Corporation — Teck Resources Limited) and largest public/private placement, excluding self-led deals (Manulife Financial Corporation), as well as the largest IPO in Canada in 2009 (Genworth MI Canada Inc.).
–	Scotia Capital led a financing for the acquisition of Aeropuertos Dominicanos Siglo XXI by Advent International Corporation. The deal was the largest ever syndicated bank loan executed in the Dominican Republic, and was recognized as the Latin American Acquisition Deal of the Year for 2008 by Euromoney Latin Finance magazine.
2010 Priorities
•	Continue to prudently manage risks, particularly credit and market risks.

•	Execute sectoral strategy by expanding client coverage globally in selected industries and areas such as oil & gas, mining, power and institutional investor clients.

•	Take advantage of Fixed Income opportunities that arise from the current market environment, with geographic expansion where warranted.

•	Continue to expand the Energy Trading business initiative.

•	Utilize the expanded and enhanced infrastructure platform to increase market share.

•	Continue to capitalize on the enhanced equities franchise (sales, trading, research, underwriting).

•	Partner with International Banking to optimize delivery of wholesale products and services to clients outside Scotia Capital’s core geographic markets.

•	Maintain focus on leadership development.
Key performance indicators
Management uses a number of key metrics to monitor business performance:
•	Revenue growth

•	Client profitability (return on economic equity)

•	Improvement of cross sell

•	Loan loss ratio

•	Productivity ratio

•	Value at risk

•	Employee satisfaction
Business profile
Scotia Capital is the wholesale banking arm of the Scotiabank Group. It offers a wide variety of products to corporate, government and institutional investor clients. Scotia Capital is a full-service lender and investment dealer in Canada and Mexico, and offers a wide range of products in the U.S. It also provides select products and services to niche markets in Europe and Asia.
     Scotia Capital provides corporate lending, equity underwriting and mergers & acquisitions advisory services, as well as capital markets products and services, such as fixed income, derivatives, prime brokerage, securitization, foreign exchange, equity sales, trading and research and, through ScotiaMocatta, precious metals.
Strategy
Scotia Capital’s strategy remains focused on achieving superior growth and earning strong returns on capital while prudently managing risk. This year Scotia Capital articulated a new strategic vision in the form of a Strategy Statement to better focus on revenue growth and other long-term business objectives:
Achieve superior growth by being a leading financial partner for our clients and a recognized global leader in key sectors. We will do this by leveraging our people, international reach, market intelligence and technical expertise.
58      2009 Scotiabank Annual Report

MD&A > Business Lines
Financial performance
Scotia Capital contributed record net income of $1,451 million in 2009, up $664 million or 84% from last year. This exceptional performance was driven by record revenues in both Global Capital Markets and Global Corporate and Investment Banking. Scotia Capital absorbed $62 million ($46 million after-tax) in charges relating to valuation adjustments, compared to $632 million ($382 million after-tax) last year relating to certain trading activities and valuation adjustments. The revenue increase predominantly reflects record performances in several businesses and underlines the strength of the diversified platform.
     As expected, given market conditions during the year, provisions for loan losses increased significantly over last year to $338 million. Expenses also increased compared to last year. Return on economic equity was 20%, slightly lower than last year’s performance as the record level of earnings was mitigated by an increase in equity attributed to the business.
Assets and liabilities
Total average assets increased 12% to $183 billion compared to last year. Average corporate loans and acceptances rose $8 billion, or 21%, to $46 billion. The United States lending business achieved strong growth of $6 billion or 36% and Europe also had strong loan growth of $2 billion or 27% compared to last year. There was also an increase of $13 billion in average derivative instrument assets, with a corresponding increase in derivative liabilities. Trading securities, loans and other assets to support both client-driven activity and trading opportunities were relatively unchanged.
Revenues
Total revenues increased to $3,565 million, up 95% compared to the prior year. Record revenues were achieved in both Global Capital Markets and Global Corporate and Investment Banking.
     Net interest income increased 27% to $1,427 million, due primarily to higher loan volumes, interest margins and loan origination fees in the lending portfolios. Other income rose significantly, by 202%, to $2,138 million reflecting higher trading revenues, higher credit-related fees and investment banking revenues and lower losses on securities. After adjusting for the impact of charges relating to certain trading activities and valuation adjustments, other income increased by $861 million or 64%.
Global Corporate and Investment Banking
Total revenues increased 123% to a record $1,801 million. Interest income rose 49% reflecting strong growth in asset volumes and portfolio spreads in all lending markets. Loan origination fees also increased. Other income increased substantially from the prior year, which reflected the writedown of certain securities and collateralized debt obligations in the U.S. portfolio. Credit fees were substantially higher, partly driven by growth in acceptance fees in Canada. New issue and advisory fees increased to a record level, despite lower advisory fees in Scotia Waterous. Revenues from the Canadian and U.S. lending portfolios were at the second highest level ever achieved.
■ T26 Scotia Capital financial performance

($ millions)	2009	2008	2007

Net interest income(1)	$1,427	$1,120	$1,160
Other income	2,138	707	1,290
Provision for (recovery of) credit losses	338	(5)	(101)
Non-interest expenses	1,072	937	1,013
Income taxes(1)	704	108	413

Net income	$1,451	$787	$1,125

Key ratios
Return on economic equity	20.0%	21.5%	29.0%
Productivity(1)	30.1%	51.3%	41.3%
Net interest margin(1)	0.78%	0.68%	0.76%
PCL as a percentage of loans and acceptances(2)	0.61%	(0.01)%	(0.33)%

Selected balance sheet data (average balances)
Total assets	183,079	163,664	152,285
Earning assets	146,966	140,570	138,793
Loans and acceptances	67,257	54,147	41,526
Securities purchased under resale agreements	14,123	15,844	22,165
Securities	54,973	63,716	69,557
Economic equity	7,013	3,571	3,841

(1)	Taxable equivalent basis.

(2)	Corporate Banking only.
2009 Scotiabank Annual Report      59

Management’s Discussion and Analysis
Global Capital Markets
Total revenues increased 73% to a record $1,764 million. Interest income from trading operations rose slightly, as higher interest from trading assets was largely offset by lower tax-exempt dividend income. Other income increased 144% reflecting strong growth in trading revenues in almost every business line. Record revenues were earned in the fixed income, precious metals and equities businesses and the foreign exchange business generated its second highest revenues.
Non-interest expenses
Non-interest expenses were $1,072 million in 2009, a 14% increase from last year, due primarily to higher performance-related compensation and legal provisions. Salaries, technology costs and support costs also increased to assist business growth. Performance-related compensation increased $30 million, ($116 million before the impact of the deferral resulting from the change in plan design) in line with improved performance.
Credit quality
The provision for credit losses in Scotia Capital was $338 million in 2009, comprised of $301 million in specific provisions and a $37 million sectoral provision related to the automotive sector, compared to a net recovery of $5 million last year. Significantly higher provisions were incurred in the United States and Canada this year.
Outlook
In 2010, Scotia Capital is expected to deliver strong earnings, but is unlikely to match the extraordinary trading results achieved in 2009.
     In Global Capital Markets (GCM), some trading businesses are likely to face more normalized market conditions. Nevertheless, GCM should benefit from growth in the product lines and sectors in which it has invested. In Global Corporate and Investment Banking (GCIB), there may be more activity in mergers and acquisitions which could benefit advisory fees and lending volumes.
     Loan loss provisions in the corporate credit portfolio are expected to improve.
     Scotia Capital will continue to manage operating costs closely, while making prudent investments to provide sustainable long-term growth.
60      2009 Scotiabank Annual Report

MD&A > Business Lines
> Other
The Other category includes Group Treasury and other corporate items, which are not allocated to a business line.
Financial performance
The Other segment had a net loss of $1,070 million in 2009, compared to a net loss of $557 million in 2008.
     Net interest income and the provision for income taxes include the elimination of tax-exempt income gross-up. This amount is included in the operating segments, which are reported on a taxable equivalent basis. The elimination was $288 million in 2009, compared to $416 million last year.
Revenues
Net interest income was negative $1,657 million this year, compared to negative $1,185 million in 2008. This was mainly due to higher costs associated with managing the Bank’s interest rate risk, and the negative impact of relatively higher term funding costs compared to the declining wholesale rates used for transfer pricing with the business segments. These were partly offset by favourable changes in the fair value of financial instruments used for asset/ liability management.
     Other income was $232 million, compared to $139 million last year. The increase was mainly attributable to growth in securitization revenues, higher net gains on securities, and an improvement in the valuation of financial instruments.
Non-interest expenses
Non-interest expenses increased by $37 million from last year to $130 million, mainly from higher costs associated with asset securitizations.
Credit quality
The provision for credit losses of $127 million in 2009 was entirely from an increase in the general allowance. There were no provisions for credit losses in 2008.
Income taxes
The provision for income taxes includes the elimination of the gross-up of tax-exempt income, which was $128 million lower than last year.
Outlook
Net income should improve in 2010. The Bank expects an improvement in net interest income, and lower writedowns on securities given improved equity markets. In addition, general loan loss provisions are anticipated to be lower. These favourable trends will likely be partly offset by lower securitization revenues.
■	T27 Other financial performance

($ millions)	2009	2008	2007

Net interest income(1)	$(1,657)	$(1,185)	$(679)
Other income	232	139	627
Provision for (recovery of) credit losses	127	—	(25)
Non-interest expenses	130	93	143
Income taxes(1)	(612)	(582)	(276)

Net income	$(1,070)	$(557)	$106

(1)	Includes elimination of the income gross-up reported in net interest income and provision for income taxes in Canadian Banking, International Banking and Scotia Capital to arrive at the amount reported in the Consolidated Statement of Income (2009–$288; 2008–$416; 2007–$531).
2009 Scotiabank Annual Report     61

Management’s Discussion and Analysis
Risk Management
Scotiabank has a strong, disciplined risk management culture. Risk management is a strategic priority of the Bank, and is a responsibility shared by all of its employees. The Bank has a well-established risk governance structure, supported by an experienced senior management team and a centralized risk management group that is independent of the business lines.
     As a result of its focus on risk management, the Bank had relatively modest exposure to the higher risk asset classes that precipitated the economic downturn. Its credit portfolio is diversified across business lines, countries, products, and industries; while market and liquidity risks are well within approved limits.
     In 2009, the Bank conducted a self-assessment against the Final Report of the Institute of International Finance (IIF) Committee on Market Best Practices, and provided the Board of Directors with a report of its findings. This self-assessment confirmed that the Bank has a robust, enterprise-wide risk management framework in place and its risk management practices are considered a core strength. In alignment with industry developments, the Bank continued to evolve certain policies related to stress testing, model risk management, and liquidity risk management. As well, the risk appetite framework was further enhanced and two new committees were formed: Operational Risk and Stress Testing.
Overview
Risk, to varying degrees, is present in all business activities of a financial services organization. Therefore effective risk management is fundamental to the success of the Bank. The primary goals of risk management are to ensure that the outcomes of risk-taking activities are predictable and consistent with the Bank’s strategies and risk appetite, and that there is an appropriate balance between risk and reward in order to maximize shareholder returns.
     The Bank has comprehensive risk appetite and risk management frameworks to monitor, evaluate and manage the principal risks assumed in conducting its activities. These risk exposures include:
1. Credit
2. Market
3. Liquidity
4. Operational
5. Reputational
6. Environmental
     These frameworks are applied on an enterprise-wide basis and supported by a strong, disciplined risk management culture.
Risk governance
The Bank’s risk management governance structure begins with oversight by the Board of Directors, either directly or through its committees to ensure that decision-making is aligned with the Bank’s risk appetite. The Board receives regular updates on the key risks of the Bank, and approves key risk policies, limits, strategies, and risk appetite. The Bank’s Internal Audit department reports independently to the Board (through the Audit and Conduct Review Committee) on the effectiveness of the risk governance structure and risk management framework.
     Executive management, and in particular the Chief Executive Officer (CEO) and the Chief Risk Officer (CRO), are responsible for risk management under the direct oversight of the Board. Decision-making is highly centralized through a number of senior executive risk management committees that are chaired by the CEO, the CRO or other senior executives. Committee structures and key accountabilities are outlined on page 63. The CRO maintains independent access to the Board and oversees the activities of both Group Treasury and Global Risk Management which in turn provide oversight of credit, market, liquidity, structural foreign exchange, structural interest rate, and operational risks.
     The Bank’s Global Risk Management group is responsible for the design and application of the Bank’s risk appetite and risk management frameworks, and is independent of the Bank’s business units. These frameworks are integrated with the Bank’s strategies and business planning processes. The effectiveness of these frameworks is enhanced by active participation of the Board of Directors, senior executives and business line management.
Risk appetite framework
The Bank’s risk appetite framework governs risk taking activities on an enterprise-wide basis. It consists of four components as shown in the diagram above, and combines qualitative as well as quantitative terms of reference to guide the Bank in determining the amount and types of risk it wishes to undertake.
Risk principles
Risk principles provide the qualitative foundation of the risk appetite framework, and include the promotion of a robust risk culture, the accountability for risk by the business lines, the independent oversight of risk by Global Risk Management, the avoidance of excessive risk concentrations, and the requirement that risks be clearly understood, measurable, and manageable.
Strategic principles
Strategic principles are values and priorities that guide business decisions. The Bank’s key strategic principles influencing its risk appetite are:
•	placing emphasis on diversity, quality and stability of earnings,

•	focusing on core businesses by leveraging competitive advantages, and

•	making disciplined and selective strategic investments.
Governing financial objectives
Governing financial objectives focus on long-term shareholder value. These objectives include sustainable earnings growth, maintenance of adequate capital in relation to the Bank’s risk profile, and availability of financial resources to meet financial obligations on a timely basis at reasonable prices.
62     2009 Scotiabank Annual Report

MD&A > Risk Management
Scotiabank’s risk governance structure
Executive Committees:
Risk Policy Committee: reviews key risk exposures and risk policies, and adjudicates risk issues referred by the Senior Credit, Market, Operational and Reputational Risk committees.
Liability Committee: provides strategic direction in the management of global interest rate risk, foreign exchange risk, liquidity and funding risk, trading and investment portfolio decisions, and capital management.
Strategic Transaction and Investment Committee: reviews and approves all potential acquisitions, investments and strategic initiatives that require a major allocation of the Bank’s capital.
Senior Management Committees:
Senior Credit Committees: adjudicate credits within prescribed limits and establish the operating rules and guidelines for the implementation of credit policies. Separate committees cover commercial, international and corporate counterparties, and Canadian and international retail and small business.
Market Risk Management and Policy Committee: oversees and establishes standards for market and liquidity risk management processes within the Bank, including the review and approval of new products, limits, practices and policies for the Bank’s principal trading and treasury activities.
Operational Risk Committee: promotes an enterprise-wide operational risk framework to ensure risks are understood, communicated, and appropriate actions are taken to mitigate related losses.
Systems Planning and Policy Committee: reviews and approves significant business initiatives involving system and computing facilities in excess of designated executive approval limits.
Human Investment Committee: reviews and approves all senior management appointments and the staffing of key positions, as well as broad compensation issues.
Stress Testing Committee: sets overall direction and makes key decisions relating to stress testing activities across the Bank, and guides the design, execution, and results assessment of the Enterprise Stress Testing program.
Reputational Risk Committee: upon referral from business lines or risk committees, reviews business activities, initiatives, products or transactions, and recommends either proceeding or not proceeding, based on an assessment of reputational risk, to ensure that the Bank is, and is seen to be, acting with high ethical standards.
2009 Scotiabank Annual Report     63

Management’s Discussion and Analysis
Risk appetite measures
Risk appetite measures provide objective metrics that gauge risk and articulate the Bank’s risk appetite statement. They provide a link between actual risk taking activities and the risk principles, strategic principles and governing financial objectives described above. These measures include capital and earnings ratios, market and liquidity risk limits, and credit and operational risk targets.
Risk management framework
The Bank’s risk management framework is applied on an enterprise-wide basis. The risk management programs of subsidiaries conform in all material respects to the Bank’s risk management framework, although the actual execution of their programs may be different. For new acquisitions, or situations where control of a subsidiary has been recently established, the Bank assesses existing risk management programs and, if necessary, develops an action plan to make improvements in a timely fashion.
     The framework has four main components as shown in the diagram above. Each component is regularly reviewed and updated to ensure consistency with risk-taking activities, and relevance to the business and financial strategies of the Bank.
Strategies, policies & limits
Within the risk management framework, strategies and policies establish the governance and risk management culture over the Bank’s risk taking activities.
     Strategies provide quantitative and qualitative guidance for each component of the framework. This guidance is, in turn, used to set limits and guidelines on the types of risk taking activities the Bank is prepared to assume in pursuit of its strategic and financial objectives.
     Policies apply to specific types of risk or to the activities that are used to measure and control risk exposure. They are based on recommendations from risk management, audit, business lines, and senior executive management. They also reflect industry best practices and requirements of regulatory authorities.
     Limits control risk-taking activities within the tolerances established by the Board of Directors and senior executive management. Limits also establish accountability for key tasks in the risk-taking process and establish the level or conditions under which transactions may be approved or executed.
Guidelines
Guidelines are the directives provided to implement policies as set out above. Generally, these describe the facility types, aggregate facility exposures and conditions under which the Bank is prepared to do business. These may change from time to time, due to market or other circumstances. Risk taking outside of these guidelines is usually approved by the Bank’s Senior Credit Committees, Market Risk Management and Policy Committee, or Risk Policy Committee.
Processes & standards
Processes are the activities associated with identifying, evaluating, documenting, reporting and controlling risk. Standards define the breadth and quality of information required to make a decision, and the expectations in terms of quality of analysis and presentation.
Measurement, monitoring and reporting
Measurement tools quantify risk across products and businesses and are used, among other things, to determine risk exposure. Global Risk Management is responsible for developing and maintaining an appropriate suite of such tools to support the operations of the various business lines, and to support the measurement of economic capital on an enterprise-wide basis.
     The Bank also applies stress testing programs at both the risk level, and enterprise-wide level to estimate the potential impact on the Bank’s income and capital as a result of significant changes in market conditions, credit environment, liquidity demands, or other risk factors. Each program is developed with input from a broad base of stakeholders, and results are integrated into management decision making processes for capital, funding, market risk limits, and credit risk strategy. Enterprise-wide stress testing is also integrated into the strategic planning process.
     The Bank regularly monitors its risk exposures to ensure business activities are operating within approved limits or guidelines, and the Bank’s strategies and risk appetite. Breaches, if any, of these limits or guidelines are reported to senior management, policy committees, and/or the Board of Directors depending on the limit or guideline.
     Reporting tools aggregate measures of risk across products and businesses to ensure compliance with policies, limits, and guidelines. They also provide a clear statement of the amounts, types, and sensitivities of the various risks in the portfolio. This information is used by the Board and senior executive management to understand the Bank’s risk profile and the performance of the portfolio. A comprehensive summary of the Bank’s risk profile and performance of the portfolio against defined goals is presented quarterly to the Executive and Risk Committee of the Board of Directors.
     Internal Audit independently monitors the effectiveness of risk management policies, procedures and internal controls through periodic testing of the design and operation of the processes related to the identification, measurement, management, monitoring and reporting of risks.
Basel II
The Basel II regulatory capital framework governs minimum regulatory capital requirements to cover three broad categories of risk – credit risk, market risk and operational risk. This framework is organized under three broad categories or pillars:
•	Pillar 1 stipulates the methodologies and parameters that must be applied to calculate minimum capital requirements.
•	Pillar 2 introduces the requirement for formal internal assessment of capital adequacy in relation to strategies, risk appetite, and actual risk profile. Regulators are required to review this internal capital adequacy assessment process (ICAAP – for further discussion, refer to the Capital Management section on page 38).
•	Pillar 3 enhances public disclosure (both quantitative and qualitative) of specific details of risks being assumed, and how capital and risk are being managed under the Basel II framework.
     The following sections on Credit Risk, Market Risk, and Operational Risk include descriptions of the Pillar 1 methodologies and risk parameters, as well as some of the enhanced disclosure requirements associated with Pillar 3.
64     2009 Scotiabank Annual Report

MD&A > Risk Management
Credit risk
Credit risk is the risk of loss resulting from the failure of a borrower or counterparty to honour its financial or contractual obligations to the Bank. Credit risk arises in the Bank’s direct lending operations, and in its funding, investment and trading activities where counterparties have repayment or other obligations to the Bank.
The effective management of credit risk requires the establishment of an appropriate credit risk culture. Key credit risk policies and credit risk management strategies are important elements used to create this culture.
     The Board of Directors, either directly or through the Executive and Risk Committee (the Board), reviews and approves the Bank’s credit risk strategy and credit risk policy on an annual basis:
•	The objectives of the credit risk strategy are to ensure that:
–	target markets and product offerings are well defined at both the enterprise-wide and business line levels;

–	the risk parameters for new underwritings and for the portfolios as a whole are clearly specified; and

–	transactions, including origination, syndication, loan sales and hedging, are managed in a manner that is consistent with the Bank’s risk appetite.
•	The credit risk policy articulates the credit risk management framework, including:
–	aggregate limits, beyond which credit applications must be escalated to the Board for approval; and

–	single name/aggregation exposures, beyond which exposures must be reported to the Board.
     Global Risk Management develops the credit risk management framework and policies that detail, among other things, the credit risk rating systems and associated parameter estimates; the delegation of authority for granting credit; the calculation of the allowance for credit losses; and the authorization of write-offs.
     Corporate and commercial credit exposures are segmented by country and by major industry group. Aggregate credit risk limits for each of these segments is also reviewed and approved annually by the Board. Portfolio management objectives and risk diversification are key factors in setting these limits.
     Consistent with the Board-approved limits, borrower limits are set within the context of established lending criteria and guidelines for individual borrowers, particular industries, countries and certain types of lending, to ensure the Bank does not have excessive concentration in any single borrower, or related group of borrowers, particular industry sector or geographic region. Through the portfolio management process, loans may be syndicated to reduce overall exposure to a single name. For certain segments of the portfolio, credit derivative contracts are also used to mitigate the risk of loss due to borrower default. Risk is also mitigated through the selective sale of loans.
     Banking units and Global Risk Management regularly review the various segments of the credit portfolio on an enterprise-wide basis to assess the impact of economic trends or specific events on the performance of the portfolio, and to determine whether corrective action is required. These reviews include the examination of the risk factors for particular industries and countries. The results of these reviews are reported to the Risk Policy Committee and, when significant, to the Board.
Risk measures
The credit risk rating systems support the determination of key credit risk parameter estimates which measure credit and transaction risk. These risk parameters – probability of default, loss given default and exposure at default are transparent and may be replicated in order to provide consistency of credit adjudication, as well as minimum lending standards for each of the risk rating categories. The parameters are an integral part of enterprise-wide policies and procedures encompassing governance, risk management, and control structure, and are used in various internal and regulatory credit risk quantification calculations.
     The Bank’s credit risk rating system is subject to a rigorous validation, governance and oversight framework. The objectives of this framework are to ensure that:
(i)	credit risk rating methodologies and parameters are appropriately designed and developed, independently validated, and regularly reviewed; and

(ii)	the review and validation processes represent an effective challenge to the design and development process.
     Credit risk rating methodologies and parameters are reviewed and validated at least annually. Units within Global Risk Management are responsible for design and development, validation and review, and are functionally independent from the business units responsible for originating transactions. Within Global Risk Management, they are also independent from the units involved in risk rating approval and credit adjudication.
     Internal credit risk ratings and associated risk parameters affect loan pricing, computation of the general allowance for credit losses, and return on economic capital.
Commercial and corporate
Adjudication
Credit adjudication units within Global Risk Management analyze and evaluate all significant credit requests for corporate and commercial credit exposures, to ensure that risks are adequately assessed, properly approved, continually monitored and actively managed. The decision-making process begins with an assessment of the credit risk of the individual borrower or counterparty. Key factors considered in the assessment include:
•	the borrower’s management;

•	the borrower’s current and projected financial results and credit statistics;

•	the industry in which the borrower operates;

•	economic trends; and

•	geopolitical risk.
     Based on this assessment, a risk rating is assigned to the individual borrower or counterparty, using the Bank’s risk rating systems.
     A separate risk rating is also assigned at the facility level, taking into consideration additional factors, such as security, seniority of claim, structure, term and any other forms of credit risk mitigation that affect the amount of potential loss in the event of a default of the facility. Security typically takes the form of charges over inventory, receivables, real estate, and operating assets when lending to corporate and
2009 Scotiabank Annual Report     65

Management’s Discussion and Analysis
commercial borrowers; and cash or treasuries for trading lines such as securities lending, repurchase transactions, and derivatives. The types of acceptable collateral, and related valuation processes are documented in risk management policies and manuals. Other forms of credit risk mitigation include third party guarantees and, in the case of derivatives facilities, master netting agreements.
     Internal borrower and facility risk ratings are assigned when a facility is first authorized, and are promptly re-evaluated and adjusted, if necessary, as a result of changes to the customer’s financial condition or business prospects. Re-evaluation is an ongoing process, and is done in the context of general economic changes, specific industry prospects, and event risks, such as revised financial projections, interim financial results and extraordinary announcements. Global Risk Management is the final arbiter of internal risk ratings.
     The internal credit risk ratings are also considered as part of the Bank’s single borrower limits, as guidelines for hold levels are tied to different risk ratings. Single borrower limits are much lower for higher risk borrowers than low risk borrowers.
     The credit adjudication process also uses a risk-adjusted return on equity profitability model to ensure that the client and transaction structure offers an appropriate return for a given level of risk. For the corporate portfolio, and the large borrowers in International, the Loan Portfolio Management Group reviews the profitability model results, together with external benchmarks, and provides an opinion on the relative return and pricing of each transaction above a minimum threshold.
     Individual credit exposures are regularly monitored by both the business line units and Global Risk Management for any signs of deterioration. In addition, a review and risk analysis of each borrower is conducted annually, or more frequently for higher-risk borrowers. If, in the judgement of management, an account requires the expertise of specialists in workouts and restructurings, it will be transferred to a special account group for monitoring and resolution.
■	T28 Internal rating scale(1) and mapping to external rating agencies

Equivalent Rating
Internal Grade	Description	Moody’s	S&P

99 — 98	Investment grade	Aaa to Aa1	AAA to AA+
95 — 90		Aa2 to A3	AA to A-
87 — 83		Baa1 to Baa3	BBB+ to BBB-

80 — 75	Non-investment grade	Ba1 to Ba3	BB+ to BB-
73 — 70		B1 to B3	B+ to B-

65 — 30	Watch list
27 — 21	Default

(1)	Applies to non-retail portfolio.
■	T29 Credit risk assessment of exposures Non-retail AIRB portfolio(1)

		Exposure	Exposure	Exposure
	Exposure	Weighted	Weighted	Weighted
	at default(3)	Average	Average	Average
As at October 31, 2009	($ millions)	PD (%)(4)	LGD (%)(5)	RW (%)(6)

Investment grade(2)	188,722	0.10	26	16
Non-investment grade	42,486	0.86	39	65
Watch list	5,204	25.85	41	211
Default(7)	1,683	100.00	43	297

Total	238,095	1.50	29	31

Total as at October 31, 2008	254,510	0.65	34	37

(1)	Excludes securitization exposures.

(2)	Includes $43.5 (2008 – $36.3) billion government guaranteed mortgages.

(3)	After credit risk mitigation.

(4)	PD – Probability of Default.

(5)	LGD – downturn Loss Given Default including a certain conservative factor as per Basel accord.

(6)	RW – Risk Weight.

(7)	Gross defaulted exposures, before any related allowances. Defaulted exposures under Basel II definition may be higher than those under accounting definition.
Traded Products
Traded products are transactions such as derivatives, foreign exchange, commodities, repurchase/reverse repurchase agreements, and securities lending/borrowing. Credit risks arising from traded products cannot be determined with certainty at the outset, because during the tenure of a transaction the dollar value of the counterparty’s obligation to the Bank will be affected by changes in the capital markets (such as changes in stock prices, interest rates, exchange rates). The Bank adjudicates credit exposures arising from transacting in traded products by considering their current fair value plus an additional component to reflect potential future changes in their mark-to-market value.
     Credit risk associated with traded products is managed within the same credit adjudication process as the lending business. The Bank considers the credit risk arising from lending activities, as well as the potential credit risk arising from transacting in traded products with that counterparty.
     Most traded products transactions benefit from credit mitigation techniques, such as netting and collateralization, which are taken into consideration in the calculation of counterparty credit risk exposure. A master netting agreement allows for a single net settlement of all transactions covered by that agreement in the event of a default or early termination of the transactions. Collateral agreements with a counterparty allow for variation margin to be called if total uncollateralized mark-to-market exposure exceeds an agreed upon threshold.
     Investment grade counterparties account for approximately 92% of the credit risk amount arising from the Bank’s derivative transactions. Approximately 74% of the Bank’s derivative counterparty exposures are to bank counterparties. After taking into consideration, where applicable, netting and collateral arrangements, no net credit risk amount arising from traded products transactions with any single counterparty was considered material to the financial position of the Bank as at October 31, 2009:
•	no exposure to a non-investment grade counterparty exceeded $170 million pre-tax;

•	no exposure to a corporate counterparty exceeded $174 million pre-tax.
Risk ratings
The Bank’s risk rating system utilizes internal grade (IG) codes – an 18 point scale used to differentiate the risk of default of borrowers, and the risk of loss on facilities. The general relationship between the Bank’s internal borrower
66     2009 Scotiabank Annual Report

MD&A > Risk Management
IG codes and external agency ratings is shown in Table 28.
     IG codes are also used to define credit adjudication authority levels appropriate to the size and risk of each credit application. Lower-rated credits require increasingly more senior management involvement depending upon the aggregate exposure. Where the decision is beyond their authority levels, credit units will refer the request – with its recommendation – to a senior credit committee for adjudication. Senior credit committees also have defined authority levels and, accordingly, forward certain requests to the Risk Policy Committee. In certain cases, these must be referred to the Executive and Risk Committee of the Board of Directors.
Credit risk and capital
The Bank uses the Advanced Internal Ratings Based (AIRB) approach under Basel II to determine minimum regulatory capital requirements for its domestic, U.S. and European credit portfolios. The remaining credit portfolios are subject to the Standardized Approach, which relies on the credit ratings of borrowers, if available, to compute regulatory capital for credit risk. For AIRB portfolios, the key risk measures used in the quantification of regulatory capital for credit risk include probability of default (PD), loss-given-default (LGD) and exposure-at-default (EAD).
•	Probability of default (PD) measures the likelihood that a borrower, with an assigned IG code, will default within a one-year time horizon. Each of the Bank’s internal borrower IG codes is mapped to a PD estimate.
•	Loss-given-default (LGD) measures the severity of loss on a facility in the event of a borrower’s default. The Bank’s internal LGD grades are mapped to ranges of LGD estimates. LGD grades are assigned based on facility characteristics such as seniority, collateral type, collateral coverage and other structural elements.
•	Exposure-at-default (EAD) measures the expected exposure on a facility in the event of a borrower’s default.
     All three risk measures are estimated using the Bank’s historical data, as well as available external benchmarks, and are updated on a regular basis. Further analytical adjustments, as required under the Basel II Framework and OSFI’s requirements set out in their Domestic Implementation Notes, are applied to estimates obtained from historical data. These analytical adjustments incorporate the regulatory requirements pertaining to:
(i)	long-run estimation of PD, which requires that PD estimates capture average default experience over a reasonable mix of high-default and low-default years of the economic cycle;

(ii)	downturn estimation for LGD and EAD, which requires that these estimates appropriately reflect conditions observed during periods of economic stress; and

(iii)	the addition of an adequate level of conservatism, which should reflect the statistical uncertainty inherent in historical estimates.
     These risk measures are used in the calculation of regulatory capital requirements based on formulas specified by the Basel framework. The credit quality distribution of the Bank’s AIRB non-retail portfolio is shown in Table 29.
Consumer
Adjudication
The decision-making process for consumer loans, which include small business loans, ensures that credit risks are adequately assessed, properly approved, continually monitored and actively managed. Generally, decisions on consumer loans are based on risk ratings, which are generated using predictive credit scoring models. Individual credit requests are processed by proprietary adjudication software.
     The Bank’s credit adjudication and portfolio management methodologies are designed to ensure consistent underwriting and early identification of problem loans. The Bank’s rigorous credit underwriting methodology and risk modeling in Canada is customer focused, rather than product focused. The Bank’s belief is that a customer-centric approach provides better risk assessment than product-based approaches, and should result in lower loan losses over time. The adjudication software calculates the maximum debt for which a customer qualifies, allowing customers to choose the products that satisfy all of their credit needs. International Banking uses a similar approach to risk modeling, adjudication and portfolio management and is migrating toward the customer-centric approach.
     Credit scoring and policy changes are made by risk departments in the business lines with governance, oversight and key approvals made by Global Risk Management. Risk models and parameters are also subject to Global Risk Management’s validation and ongoing review. The review process includes referral to the appropriate Senior Credit Committee for approval, where required. Consumer credit portfolios are reviewed monthly to identify emerging trends in loan quality and to assess whether corrective action is required.
Risk ratings
The Bank’s consumer risk rating systems are oriented to borrower or transaction risk. Each retail exposure is assigned a risk grade based on the customer’s credit history and/or internal credit score. The Bank’s automated risk rating systems assess the ongoing credit-worthiness of individual customers on a monthly basis. This process provides for meaningful differentiation of risk, which allows for accurate, timely and consistent estimation of probability of default and loss, as well as early identification and management of problem loans.
     The overall risk ratings system is reviewed annually with specific components evaluated frequently and more thoroughly if significant deterioration is detected in a portfolio or in the performance of a credit scorecard. Risk model validations are conducted independently from the areas responsible for rating system development and implementation, to ensure effective independence.
Canadian retail
The Bank uses the AIRB approach under Basel II to determine minimum regulatory capital requirements for its retail credit portfolio. AIRB risk parameters – estimates of probability of default (PD), exposure at default (EAD), and loss given default (LGD) – are fundamental tools in credit review and risk management. They are used as part of the ongoing review and monitoring of policies and procedures. As well, these parameters, along with the estimation of expected loss, are also used to determine the Bank’s economic capital requirements. The expected loss calculation is also compared to the provisions in Canadian Banking to ensure they reflect reasonable market conditions.
2009 Scotiabank Annual Report 67

Management’s Discussion and Analysis
■	T30 Retail loan probability of default scale

Category of PD Grades	PD Range

Very low	0.0000% - 0.2099%
Low	0.2100% - 0.4599%
Medium	0.4600% - 3.1999%
High	3.2000% - 17.2899%
Very high	17.2900% - 99.9999%
Default	100%
■	T31 Credit risk assessment of exposures – Retail AIRB portfolio

	Exposure	Exposure	Exposure	Exposure
	at default	Weighted	Weighted	Weighted
	(EAD)(1)	Average	Average	Average
As at October 31, 2009	($ millions)	PD (%)(2)(5)	LGD (%)(3)(5)	RW (%)(4)(5)

Very low	75,362	0.09	21	4
Low	18,601	0.36	37	14
Medium	22,748	1.07	47	33
High	2,297	8.24	52	86
Very high	867	25.60	83	221
Default	564	100.00	55	—

Total	120,439	1.13	30	14

Total as at October 31, 2008	107,548	0.77	30	11

(1)	After credit risk mitigation.

(2)	PD – Probability of Default.

(3)	LGD – Loss Given Default.

(4)	RW – Risk Weight

(5)	Exposure at default used as basis for estimated weightings.

(6)	Gross defaulted exposures, before any related allowances.
     PD is estimated using a statistical model that is applied to all performing (non-defaulted) facilities on a monthly basis. The model predicts the probability that the facility will default within the next 12 months. The model uses all relevant information, including internal performance, credit bureau score, and certain macroeconomic factors. All retail portfolios use the Basel standard definition of default in calculating PD. The retail portfolio is comprised of the following Basel-based components:
•	Residential mortgages consist of conventional and high ratio residential mortgages and all other products opened under the Scotia Total Equity Plan (STEP), such as loans, credit cards and secured lines of credit;
•	Qualifying revolving consists of all unsecured credit cards and lines of credit;
•	Other retail consists of term loans (secured and unsecured), as well as credit cards and lines of credit which are secured by assets other than real estate.
     Fifteen PD bands are calculated for each retail portfolio, which are then summarized into fewer bands as shown in Table 30.
     Retail facilities can generally be cancelled unconditionally at time of default, meaning no additional drawdown of a facility is possible after default. EAD measures the increases in the balance of revolving facilities from the time they are initially observed until the point of default. This historic experience is used to estimate the value of defaulted exposures in the portfolio in the next 12 months.
     LGD is calculated by dividing the losses (less the net present value of recoveries and collection costs) by EAD. The historic LGD is used to forecast the LGD that will be experienced in the portfolio in the following 12 months.
     These risk measures are then converted into regulatory capital requirements by means of formulas specified by the Basel Committee. The credit quality distribution of the Bank’s AIRB retail portfolio is shown above in Table 31.
International retail
International retail credit portfolios (the Bank does not have any U.S. retail branches) consist of the following components:
•	Residential mortgages consist of conventional and high ratio residential mortgages;
•	Qualifying revolving consists of all credit cards, lines of credit and overdrafts;
•	Other retail consists of term loans.
Market risk
Market risk is the risk of loss from changes in market prices and rates (including interest rates, credit spreads, equity prices, foreign exchange rates and commodity prices), the correlations among them, and their levels of volatility. A description of each market risk category is provided below:
Interest rate risk
The risk of loss due to changes in the level, slope and curvature of the yield curve; the volatility of interest rates; and mortgage prepayment rates.
Credit spread risk
The risk of loss due to changes in the market price of credit, or the credit - worthiness of a particular issuer.
Foreign currency risk
The risk of loss due to changes in spot and forward prices, and the volatility of currency exchange rates.
Equity risk
The risk of loss due to changes in the prices, and the volatility, of individual equity instruments and equity indices.
Commodity risk
The risk of loss due primarily to changes in, and volatility of, spot and forward prices of precious and base metals, and energy products.

Funding	Interest rate risk Foreign currency risk	Investments	Interest rate risk Credit spread risk Foreign currency risk Equities risk	Trading	Interest rate risk Credit spread risk Foreign currency risk Equities risk Commodities risk
68     2009 Scotiabank Annual Report

MD&A > Risk Management
The Board of Directors reviews and approves market risk policies and limits annually. The Bank’s Liability Committee (LCO) and Market Risk Management and Policy Committee (MRMPC) oversee the application of the framework set by the Board, and monitor the Bank’s market risk exposures and the activities that give rise to these exposures. The MRMPC establishes specific operating policies, and sets limits at the product, portfolio, business unit and business line levels, and for the Bank in total. Limits are reviewed at least annually.
     Global Risk Management provides independent oversight of all significant market risks, supporting the MRMPC and LCO with analysis, risk measurement, monitoring, reporting, proposals for standards and support for new product development. To ensure compliance with policies and limits, market risk exposures are independently monitored on a continuing basis, either by Global Risk Management or by the back offices. They provide senior management, business units, the LCO, and the MRMPC with a series of daily, weekly and monthly reports of market risk exposures by business line and risk type.
     The Bank uses a variety of metrics and models to measure and control market risk exposures. These measurements are selected based on an assessment of the nature of risks in a particular activity. The principal measurement techniques are Value at Risk (VaR), stress testing, sensitivity analysis and simulation modeling, and gap analysis. The use and attributes of each of these techniques are noted in the Risk Measurement Summary. Models are independently validated prior to implementation and are subject to formal periodic review.
Risk measurement summary
Value at risk
Value at Risk (VaR) is a method of measuring market risk based upon a common confidence interval and time horizon. It is a statistical estimate of expected potential loss that is derived by translating the riskiness of any financial instrument into a common standard. The Bank calculates VaR daily using a 99% confidence level, and a one-day holding period for its trading portfolios. This means that about once in every 100 days, the trading positions are expected to lose more than the VaR estimate. The Bank calculates general market risk and equity specific risk VaR using historical simulation based on 300 days of market data. For debt specific risk VaR, the Bank uses a combination of Monte Carlo and historical simulation. Changes in VaR between reporting periods are generally due to changes in levels of exposure, volatilities and/or correlations among asset classes. VaR is also used to evaluate risks arising in certain funding and investment portfolios. Back testing is also an important and necessary part of the VaR process, by validating the quality and accuracy of the Bank’s VaR model. The Board reviews VaR results quarterly.
Stress testing
VaR measures potential losses in normally active markets. An inherent limitation of VaR is that it gives no information about how much losses could exceed their expected levels. Accordingly, stress testing examines the impact that abnormally large swings in market factors and periods of prolonged inactivity might have on trading portfolios. The stress testing program is designed to identify key risks and ensure that the Bank’s capital can easily absorb potential losses from abnormal events. The Bank subjects its trading portfolios to more than 75 stress tests on a daily basis, and more than 250 stress tests on a monthly basis. The Bank also evaluates risk in its investment portfolios on a monthly basis, using stress tests based on risk factor sensitivities and specific market events. The stress testing program is an essential component of the Bank’s comprehensive risk management framework which complements the current VaR methodology and other risk measures and controls employed by the Bank. The Board reviews stress testing results quarterly.
Sensitivity analysis and simulation modeling
Sensitivity analysis assesses the effect of changes in interest rates on current earnings and on the economic value of shareholders’ equity related to non-trading portfolios. It is applied globally to each of the major currencies within the Bank’s operations. Simulation models enable the Bank to assess interest rate risk under a variety of scenarios over time. The models incorporate assumptions about changes in interest rates, shape of the yield curve, embedded product options, maturities and other factors. Simulation modeling under various scenarios is particularly important for managing risk in the deposit, lending and investment products the Bank offers to its retail customers.
Gap analysis
Gap analysis is used to assess the interest rate sensitivity of the Bank’s Canadian and international operations. Under gap analysis, interest rate sensitive assets, liabilities and off-balance sheet instruments are assigned to defined time periods on the basis of expected re-pricing dates.
Funding and investment activities
Market risk arising from the Bank’s funding and investment activities is identified, managed and controlled through the Bank’s asset-liability management processes. The LCO meets weekly to review risks and opportunities, and evaluate performance including the effectiveness of hedging strategies.
Interest rate risk
The Bank actively manages its interest rate exposures with the objective of enhancing net interest income within established risk tolerances. Interest rate risk arising from the Bank’s lending, funding and investment activities is managed in accordance with Board-approved policies and global limits, which are designed to control the risk to income and economic value of shareholders’ equity. The income limit measures the effect of a specified change in interest rates on the Bank’s annual net interest income, while the economic value limit measures the impact of a specified change in interest rates on the present value of the Bank’s net assets. Interest rate exposures in individual currencies are also controlled by gap limits. Gap analysis, simulation modeling, sensitivity analysis and VaR are used to assess exposures and for planning purposes.
     Interest rate risk exposure calculations are generally based on the earlier of contractual re-pricing or
2009 Scotiabank Annual Report     69

Management’s Discussion and Analysis
maturity of on-balance sheet and off-balance sheet assets and liabilities, although certain assets and liabilities such as credit cards and deposits without a fixed maturity are assigned a maturity profile based on the longevity of the exposure. Expected prepayments from loans and cashable investment products are also incorporated into the exposure calculations. Common shareholders’ equity is assumed to be non-interest rate sensitive.
     Table 32 shows the breakdown of the Canadian dollar and foreign currency interest rate gaps as at October 31, 2009, and Chart 41 illustrates trends in one-year interest rate gaps. In 2009, the asset gap resulting from the continued consumer preference for variable-rate mortgages narrowed slightly. The Bank maintained a one-year liability gap in foreign currencies throughout fiscal 2009.
     Table 33 shows the before-tax impact of a 100 and 200 basis point shift on annual income and economic value of shareholders’ equity. Based on the Bank’s interest rate positions at year-end 2009, an immediate and sustained 100 basis point rise in interest rates across all currencies and maturities would increase net income before tax by approximately $220 million over the next 12 months. During fiscal 2009, this measure ranged between $142 million and $220 million. This same increase in interest rates would result in a before-tax decrease in the present value of the Bank’s net assets of approximately $275 million. During fiscal 2009, this measure ranged between $109 million and $275 million.
■	T32 Interest rate gap

				Non-
Interest rate sensitivity position(1)	Within	3 to 12	Over	interest rate
As at October 31, 2009 ($ billions)	3 months	months	1 year	sensitive	Total

Canadian dollars
Assets	$176.4	$21.1	$79.1	$7.0	$283.6
Liabilities	144.0	37.3	86.8	15.5	283.6

Gap	32.4	(16.2)	(7.7)	(8.5)	—
Cumulative gap	32.4	16.2	8.5	—

Foreign currencies
Assets	$138.9	$19.1	$25.1	$29.8	$212.9
Liabilities	134.3	26.1	11.7	40.8	212.9

Gap	4.6	(7.0)	13.4	(11.0)	—
Cumulative gap	4.6	(2.4)	11.0	—

Total
Gap	$37.0	$(23.2)	$5.7	$(19.5)
Cumulative gap	37.0	13.8	19.5	—

As at October 31, 2008:
Gap	$22.8	$(10.0)	$11.5	$(24.3)
Cumulative gap	22.8	12.8	24.3	—

(1)	The above figures reflect the inclusion of off-balance sheet instruments, as well as an estimate of prepayments on consumer and mortgage loans and cashable GICs. The off-balance sheet gap is included in liabilities.
■	T33 Structural interest sensitivity

	2009		2008
	Economic Value of	Annual	Economic Value of	Annual
($ millions)	Shareholders’ Equity	Income	Shareholders’ Equity	Income

Before-Tax Impact of
100bp increase in rates	(275)	220	(553)	133
100bp decrease in rates	253	(261)	513	(148)

Before-Tax Impact of
200bp increase in rates	(510)	447	(1,096)	257
200bp decrease in rates	812	(585)	1,048	(296)

Foreign currency risk
Foreign currency risk in the Bank’s funding and investment activities arises primarily from the Bank’s net investments in self-sustaining foreign operations as well as foreign currency earnings in its domestic and remitting foreign branch operations.
     The Bank’s foreign currency exposure to its net investments in self-sustaining foreign operations is controlled by a Board-approved limit. This limit considers factors such as potential volatility to shareholders’ equity as well as the potential impact on capital ratios from foreign exchange fluctuations. On a quarterly basis, the LCO reviews the Bank’s exposures to these net investments and determines the appropriate hedging strategies. Hedging activity may consist of funding the investments in the same currency or using other financial instruments, including derivatives.
     In accordance with GAAP, foreign currency translation gains and losses from net investments in self-sustaining foreign operations, net of related hedging activities and tax effects, are recorded in accumulated other comprehensive income within shareholders’ equity. However, the Bank’s regulatory capital ratios are not materially affected by these foreign exchange fluctuations because the risk-weighted assets of the foreign operations tend to move in a similar direction.
     The Bank is also subject to foreign currency translation risk on the earnings of its foreign operations which are not self-sustaining. The Bank forecasts foreign currency revenues and expenses, which are primarily denominated in U.S. dollars, over a number of future fiscal quarters. The LCO also assesses economic data trends and forecasts to determine if some or all of the estimated future foreign currency revenues and expenses should be hedged. Hedging instruments normally include foreign currency spot and forward contracts, as well as foreign currency options and swaps. Certain of these economic hedges may not qualify for hedge accounting resulting in a potential for a mismatch
70     2009 Scotiabank Annual Report

MD&A > Risk Management
in the timing of the recognition of economic hedge gains/losses and the underlying foreign earnings translation gains/losses. In accordance with GAAP, foreign currency translation gains and losses from positions in operations that are not self sustaining are recorded directly in earnings.
     As at October 31, 2009, a one per cent increase (decrease) in the Canadian dollar against all currencies in which the Bank operates, decreases (increases) the Bank’s before-tax annual earnings by approximately $32 million in the absence of hedging activity, primarily from exposure to U.S. dollars. A similar change in the Canadian dollar would increase (decrease) the unrealized foreign currency translation losses in the accumulated other comprehensive income section of shareholders’ equity by approximately $187 million as at October 31, 2009, net of hedging.
Investment portfolio risks
The Bank holds investment portfolios to meet liquidity and statutory reserve requirements and for investment purposes. These portfolios expose the Bank to interest rate, foreign currency, credit spread and equity risks. Debt investments primarily consist of government, agency, and corporate bonds. Equity investments include common and preferred shares, as well as a diversified portfolio of third-party managed funds. The majority of these securities are valued using prices obtained from external sources. These portfolios are controlled by a Board-approved policy and limits.
     As at October 31, 2009, the fair value of the Bank’s investment portfolios was above cost by $828 million (after related derivative and other hedge amounts), compared to an unrealized loss of $1,320 million at the end of fiscal 2008.
Trading activities
Scotiabank’s policies, processes and controls for trading activities are designed to achieve a balance between pursuing profitable trading opportunities and managing earnings volatility within a framework of sound and prudent practices. Trading activities are primarily customer focused, but also include a proprietary component.
     Market risk arising from the Bank’s trading activities is managed in accordance with Board-approved policies, and aggregate VaR and stress testing limits. The quality of the Bank’s VaR is validated by regular backtesting analysis, in which the VaR is compared to theoretical and actual profit and loss results.
     Trading portfolios are marked to market in accordance with the Bank’s valuation policies. Positions are marked to market daily and valuations are independently reviewed by back office or Global Risk Management units on a regular basis. These units also provide profit and loss reporting, as well as VaR and limit compliance reporting to business unit management and executive management for evaluation and action to be taken, where appropriate. In certain situations, the product valuation process requires the application of a valuation adjustment. For a discussion of valuation considerations, refer to the discussion of the fair value of financial instruments on page 78.
     In fiscal 2009, the one-day VaR for trading activities averaged $17.0 million, compared to $16.8 million in 2008. Higher interest rate, foreign exchange and commodity risk were partially offset by an increase in the diversification between risk factors. Table 34 shows VaR by risk factor.
     Chart 42 shows the distribution of daily trading revenue for fiscal 2009. Trading revenue averaged $5.8 million per day, compared to $2.3 million for 2008. The increase was due to improved revenues across all business lines, particularly securities trading. Revenue was positive on more than 89% of trading days during the year, compared to 77% in 2008. During the year, the largest single day loss was $16 million which occurred on November 20, 2008, compared to a VaR of $28.9 million.

(1)	Taxable equivalent basis; refer to non-GAAP measures on page 27. Amounts exclude certain large items that cannot be properly ascribed to any one day and would distort the comparison.

(1)	Amounts exclude certain large items that cannot be properly ascribed to any one day and would distort the comparison.

(2)	Taxable equivalent basis; refer to non-GAAP measures on page 27.
2009 Scotiabank Annual Report     71

Management’s Discussion and Analysis
■	T34 One-day VaR by risk factor

	2009				2008
($ millions)	Year end	Avg	High	Low	Year end	Avg	High	Low

Interest rate	15.6	16.3	26.1	10.9	23.8	14.2	25.0	9.7
Equities	3.0	4.6	9.3	2.0	4.9	4.8	24.9	2.1
Foreign exchange	3.4	2.2	4.7	0.5	1.7	1.1	4.7	0.4
Commodities	3.7	3.5	5.6	1.9	3.4	3.1	4.7	1.9
Diversification	(10.5)	(9.6)	N/A	N/A	(7.3)	(6.4)	N/A	N/A

All-Bank VaR	15.2	17.0	28.9	10.2	26.5	16.8	30.4	10.8

Calculation of market risk capital for trading
The assessment of market risk for trading activities includes both general market risk and specific risk. General market risk is defined as the risk of loss arising from adverse changes in market prices. Specific risk is defined as the risk of loss caused by an adverse price movement of a debt or equity instrument due principally to factors related to the issuer. Under the Basel II capital adequacy guidelines, the specific risk capital and general market risk capital requirements apply to interest rate risk and equity risk. The general market risk capital requirement also applies to commodities risk and foreign exchange risk.
     For all material trading portfolios, the Bank applies its internal Value at Risk (VaR) model to calculate the capital charge for general market risk and specific risk. The attributes/ parameters of this model are described in the Risk Measurement Summary on page 69. The Office of the Superintendent of Financial Institutions (OSFI) has approved the Bank’s internal VaR model for the determination of its General Market Risk Capital and Equity and Debt Specific Risk Capital requirements.
     For non-material trading portfolios, the Bank applies the Standardized Approach for calculating general market risk and debt specific risk capital. The standardized method uses a “building block” approach with the capital charge for each risk category calculated separately.
     The Bank is assessing the quantitative impact on market risk capital of the new trading book rules under the Basel II market risk framework.
Derivative instruments and structured transactions
Derivatives
The Bank uses derivatives to meet customer needs, generate revenues from trading activities, manage market and credit risks arising from its lending, funding and investment activities, and lowers its cost of capital. The Bank uses several types of derivative products, including interest rate swaps, futures and options, to hedge interest rate risk exposure. Forward contracts, swaps and options are used to manage foreign currency risk exposures. Credit exposures in its lending and investment books are managed using credit default swaps. As a dealer, the Bank markets a range of derivatives to its customers, including interest rate, foreign exchange, equity, commodity and credit derivatives.
     Market risk arising from derivatives transactions is subject to the control, reporting and analytical techniques noted above in the Trading activities section. Additional controls and analytical techniques are applied to address certain market-related risks that are unique to derivative products.
     Total notional amounts of derivatives as at October 31, 2009, were $1,540 billion compared to $1,562 billion a year ago. The decrease was driven by foreign currency translation declines, as the Canadian dollar strengthened relative to U.S. dollar at the year end, and lower volumes in foreign exchange contracts offset by volume growth in interest rate contracts. With respect to credit derivatives, notional amounts were $91 billion as at October 31, 2009, down $30 billion from a year ago, primarily due to foreign currency translation and a reduction in credit trading activities. Approximately 58% of the credit derivative notional amounts represent derivative contracts where the Bank has purchased credit protection and the balance where the Bank has sold credit protection as a result of its trading operations. The net long (purchased) credit protection from credit derivatives in the trading book is generally offsetting net long loan positions held for trading.
     The Bank also uses credit derivatives in its investment and loan portfolios. Credit protection is sold as an alternative to bond or loan assets, while credit protection is bought to manage credit exposures in its non-trading loan portfolio. As at October 31, 2009, the notional value of credit default swaps sold in the investment and credit portfolios was $0.1 billion, and the notional value bought as protection was $1.3 billion.
Structured transactions
Structured transactions are specialized transactions that may involve combinations of cash, other financial assets and derivatives designed to meet the specific risk management or financial requirements of customers. These transactions are carefully evaluated by the Bank to identify and address the credit, market, legal, tax, reputational and other risks, and are subject to a cross-functional review and sign-off by trading management, Global Risk Management, and the Taxation, Finance and Legal departments. Large structured transactions are also subject to review by senior risk management committees and evaluated in accordance with the procedures described below in Reputational Risk.
     The market risk in these transactions is usually minimal, and returns are earned by providing structuring expertise and by taking credit risk. Once executed, structured transactions are subject to the same ongoing credit reviews and market risk analysis as other types of derivatives transactions. This review and analysis includes careful monitoring of the quality of the reference assets, and ongoing valuation of the derivatives and reference assets.
72 2009 Scotiabank Annual Report

MD&A > Risk Management
Liquidity risk
Liquidity risk is the risk that the Bank is unable to meet its financial obligations in a timely manner at reasonable prices. Financial obligations include liabilities to depositors, payments due under derivative contracts, settlement of securities borrowing and repurchase transactions, and lending and investment commitments.
Effective liquidity risk management is essential in order to maintain the confidence of depositors and counterparties, and to enable the core businesses to continue to generate revenue, even under adverse circumstances.
     Liquidity risk is managed within the framework of policies and limits that are approved by the Board of Directors. The Board receives reports on risk exposures and performance against approved limits. The Liability Committee (LCO) provides senior management oversight of liquidity risk and meets weekly to review the Bank’s liquidity profile.
     The key elements of the liquidity risk framework are:
•	Measurement and modeling – the Bank’s liquidity model measures and forecasts cash inflows and outflows, including off-balance sheet cash flows on a daily basis. Risk is managed by a set of key limits over the maximum net cash outflow by currency over specified short-term horizons and a minimum level of core liquidity.
•	Reporting – Global Risk Management provides independent oversight of all significant liquidity risks, supporting the LCO with analysis, risk measurement, stress testing monitoring and reporting. They provide senior management and the LCO with a series of daily, weekly, monthly and quarterly reports of liquidity risk exposures.
•	Stress testing – the Bank performs liquidity stress testing on a regular basis, to evaluate the effect of both industry and Bank-specific disruptions on the Bank’s liquidity position. Liquidity stress testing has many purposes including:
–	Helping the Bank to understand the potential behavior of various positions on its balance sheet in circumstances of stress;

–	Based on this knowledge, facilitating the development of risk mitigation and contingency plans; and

–	Conveying an approximate range of risk.
The Bank’s liquidity stress tests consider the effect of changes in funding assumptions, depositor behaviour, the market value of core liquidity, and market variables, including interest rates, foreign currency rates, and equity and commodity prices. The Bank also performs industry standard stress tests required by regulators and rating agencies. The stress test results are reviewed at senior levels of the organization and are considered in making liquidity management decisions.

•	Contingency planning – the Bank maintains a liquidity contingency plan that specifies an approach for analyzing and responding to a liquidity crisis. The plan outlines the crisis management team’s mandate, the internal and external parties to be contacted to ensure effective distribution of information, and the actions that need to be considered at various stages of an event. A contingency plan is maintained both at the parent level as well as for major subsidiaries.
•	Funding diversification – the Bank actively manages the diversification of its deposit liabilities by source, type of depositor, instrument, term and geographic market.
•	Core liquidity – the Bank maintains a pool of highly liquid, unencumbered assets that can be readily sold, or pledged to secure borrowings, under stressed market conditions or due to company specific events. The Bank also maintains liquid assets to support its intra-day settlement obligations in payment, depository and clearing systems.
     Given financial market turmoil over the past two years, regulators around the world have been focusing their attention on liquidity risk management. This may lead to new or revised regulatory requirements for all financial institutions. The Bank is closely monitoring these developments.
Liquidity profile
The Bank maintains large holdings of liquid assets to support its operations, as shown in Table 35. These assets generally can be sold or pledged to meet the Bank’s obligations. During the year, the Bank significantly improved its liquidity position as liquid assets were $146 billion as at October 31, 2009 (2008 – $106 billion), equal to 29% (2008 – 21%) of total assets. The mix of these assets between securities and other liquid assets, including cash and deposits with banks, was 69% and 31%, respectively (2008 – 64% and 36%, respectively).
■	T35 Liquidity

As at October 31 ($ millions)	2009	2008	2007	2006	2005

Canadian dollar liquid assets
Cash and deposits with Bank of Canada	$1,223	$498	$502	$469	$481
Deposits with other banks	1,371	1,654	4,152	2,445	1,770
Securities	81,613	46,558	53,429	53,762	39,361

	84,207	48,710	58,083	56,676	41,612

Foreign currency liquid assets
Cash and deposits with Bank of Canada	6,170	3,064	4,503	3,839	3,142
Deposits with other banks	34,513	32,102	20,039	16,623	15,112
Securities	19,649	21,298	19,809	20,824	22,180
Call and short loans	1,538	1,087	874	5	—

	61,870	57,551	45,225	41,291	40,434

Total liquid assets
Cash and deposits with Bank of Canada	7,393	3,562	5,005	4,308	3,623
Deposits with other banks	35,884	33,756	24,191	19,068	16,882
Securities	101,262	67,856	73,238	74,586	61,541
Call and short loans	1,538	1,087	874	5	—

	$146,077	$106,261	$103,308	$97,967	$82,046

Liquid assets as a % of total assets	29.4%	20.9%	25.1%	25.8%	26.1%

2009 Scotiabank Annual Report     73

Management’s Discussion and Analysis
     In the course of the Bank’s day-to-day activities, securities and other assets are pledged to secure an obligation, participate in clearing or settlement systems, or operate in a foreign jurisdiction. Securities may also be sold under repurchase agreements. As at October 31, 2009, total assets pledged or sold under repurchase agreements were $84 billion (2008 – $82 billion).
Funding
The Bank ensures that its funding sources are well diversified. Funding source concentrations are regularly monitored and analyzed by type and by industry. The principal sources of funding are capital, core deposits from retail and commercial clients through the Canadian and international branch network, and wholesale funding. The Bank also securitizes mortgages through the Canada Mortgage Bonds program as an alternative source of funding, and for liquidity and asset/ liability management purposes. To ensure that the Bank does not place undue reliance on a single entity as a funding source, the Bank maintains a limit on the amount of deposits it will accept from any one entity.
     Core funds, represented by capital and core deposits of the Bank’s retail and commercial clients, were $243 billion as at October 31, 2009, versus $222 billion last year (see Chart 44). This increase was attributable primarily to higher balances of demand and notice deposits and personal term deposits. As at October 31, 2009, the Bank’s core funds represented 49% of total funding, compared to 44% last year.
     During the global financial turbulence of the past year, the Bank’s funding programs performed well and as at October 31, 2009, funding markets had largely returned to a normal state.
Contractual obligations
Table 36 provides aggregated information about the Bank’s contractual obligations as at October 31, 2009, which affect the Bank’s liquidity and capital resource needs.
     The Bank’s contractual obligations include contracts and purchase obligations, including agreements to purchase goods and services, that are enforceable and legally binding on the Bank. The table excludes deposit liabilities (except term funding), pension and other retirement benefit obligations, lending commitments and other short-term financing arrangements which are discussed in Notes 10, 19, 23 and 24, respectively, of the 2009 Consolidated Financial Statements.
     The Bank prudently diversifies its wholesale funding activities by using a number of different funding programs to access the global financial markets and extend its maturity profile, as appropriate. In 2009 the Bank issued approximately $11 billion of senior term funding in the domestic, United States and other markets. The outstanding balance of the Bank’s subordinated debentures increased in 2009 with two new issues. Partially offseting this increase was the redemption of an existing issue and partial repurchases of another issue.
     Other long-term liabilities include transactions where the Bank is the paying agent on customer lease transactions, and term financing bonds in the Bank’s foreign subsidiaries.
     The Bank leases a large number of its branches, offices and other locations. The vast majority of these leases are for a term of five years, with an option to renew. The total cost of these leases, net of rental income from subleases, was $243 million in 2009 (2008 – $217 million). Refer to Note 23 of the 2009 Consolidated Financial Statements.
     Two major outsourcing contracts have been entered into by the Bank. The largest is a seven- year contract with IBM Canada entered into in 2001 to manage the Bank’s domestic computer operations, including data centers, branches, Automated Banking Machines, and desktop computing environment. The contract was expanded in 2005 to also include the computer operations for the Caribbean & Central America, and Mexico. The contract for Canadian operations was renewed in 2007 and is now extended until 2013, co-terminus with the Mexico and Caribbean & Central America contracts.
     The second is a three-year contract, with two optional five-year renewals, entered into in 2003 with Symcor Inc. to manage the Bank’s cheque and bill payment processing, including associated statement and report printing activities across Canada. The first of the five-year options has been exercised. These outsourcing contracts are cancellable with notice.
Capital expenditures
Scotiabank has an ongoing program of capital investment to provide the necessary level of technology and real estate resources to service its customers and meet new product requirements. All major capital expenditures go through a rigorous review and approval process.
     Total capital expenditures in 2009 are estimated to be $224 million, a decrease of 30% from 2008. The decrease is primarily in Real Estate, $72 million or 35%, due to reduced spending on new locations. Technology spending decreased by $23 million or 20% due largely to the completion of a major project to upgrade branch equipment in Canada.
■	T36 Contractual obligations

	Under	1-3	4-5	Over
($ millions)	1 year	years	years	5 years	Total

Term funding
Wholesale deposit notes	14,750	6,028	4,681	120	25,579
Euro medium term notes	7,872	4,153	755	52	12,832
Subordinated debentures	—	—	250	5,637	5,887
Other long-term liabilities	592	736	437	1,186	2,951

Subtotal	23,214	10,917	6,123	6,995	47,249
Operating leases	197	302	176	183	858
Outsourcing obligations	198	411	301	121	1,031

Total	23,609	11,630	6,600	7,299	49,138

74     2009 Scotiabank Annual Report

MD&A > Overview
Operational risk
Operational risk is the risk of loss, whether direct or indirect, to which the Bank is exposed due to external events, human error, or the inadequacy or failure of processes, procedures, systems or controls. Operational risk, in some form, exists in each of the Bank’s business and support activities, and can result in financial loss, regulatory sanctions and damage to the Bank’s reputation.
The Bank has developed policies, processes and assessment methodologies to ensure that operational risk is appropriately identified and managed with effective controls. The governing principles of the Bank’s operational risk management program include:
•	Accountability in the individual business lines for management and control of the significant operational risks to which they are exposed.
•	An effective organization structure through which operational risk is managed, including:
–	A Board of Directors responsible for sound corporate governance and which approves the Bank’s Operational Risk Management Policy;

–	A senior level Operational Risk Committee chaired by the Group Head, Risk and Treasury which provides oversight of risk management;

–	Executive management who have clearly defined areas of responsibility;

–	A central unit in Global Risk Management responsible for developing and applying methods to identify, assess, and monitor operational risks, and report on risks as well as actual loss events;

–	Independent specialist units responsible for developing methods to mitigate specific components of operational risk, including codifying policies and processes required to control those specific risks;

–	Separation of duties between key functions; and

–	An independent internal audit department responsible for verifying that significant risks are identified and assessed, and for testing controls to ensure that overall risk is at an acceptable level.
     The following are key components of the Bank’s operational risk management framework:
•	The Bank’s risk control self-assessment program, which is managed by Global Risk Management’s central operational risk unit, includes formal reviews of significant operations and processes to identify and assess operational risks. Scenario analysis has been successfully introduced to risk assessments as a tool that provides a more forward looking view of key risks. Overall, this program provides a basis for management to ensure that controls are functioning effectively. If controls are not effective, business line management develops action plans to mitigate risks. Results of these reviews are summarized and reported to executive management and the Board of Directors.
•	The Bank’s centralized operational loss event database, which is managed and maintained by the central operational risk unit, captures key information on operational losses. The scope of operational loss event data captured within the centralized database continues to be enhanced. This data is analyzed, benchmarked against external data, and reported to executive management and the Board of Directors to provide insight into operational risk exposure trends or significant metrics.
•	Group Compliance leads a compliance risk program through an established network and a process that includes: monitoring regulatory changes; conducting compliance risk assessments; implementing policies and procedures; training; and monitoring and resolving issues.
•	The Bank’s business continuity management policies require that all business units develop business continuity capabilities for their respective functions. The Bank’s Business Continuity Management Department is responsible for governance and oversight of the Bank’s business continuity, and monitors units to ensure compliance with these policies.
•	Risk mitigation programs, which use insurance policies to transfer the risk of high severity losses, where feasible and appropriate.
     The Bank applies the Standardized Approach for calculating operational risk capital under the Basel II capital framework. Total capital is determined as the sum of capital for each of eight Basel defined business activities. The capital for each activity is the product of the relevant risk factor, as defined by Basel, applied to the gross income of each respective business activity. Progress is underway to prepare for the Advanced Measurement Approach.
Reputational risk
Reputational risk is the risk that negative publicity regarding Scotiabank’s conduct, business practices or associations, whether true or not, will adversely affect its revenues, operations or customer base, or require costly litigation or other defensive measures.
Negative publicity about an institution’s business practices may involve any aspect of its operations, but usually relates to questions of business ethics and integrity, or quality of products and services. Negative publicity and attendant reputational risk frequently arise as a by-product of some other kind of risk management control failure.
     Reputational risk is managed and controlled throughout the Bank by codes of conduct, governance practices and risk management programs, policies, procedures and training. Many relevant checks and balances are outlined in greater detail under other risk management sections, particularly Operational risk, where reference is made to the Bank’s well-established compliance program. All directors, officers and employees have a responsibility to conduct their activities in accordance with the Scotiabank Guidelines for Business Conduct, and in a manner that minimizes reputational risk. The activities of the Legal, Corporate Secretary, Public, Corporate and Government Affairs and Compliance departments, and the Reputational Risk
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Management’s Discussion and Analysis
Committee, are particularly oriented to the management of reputational risk.
     In providing credit, advice, or products to customers, or entering into associations, the Bank considers whether the transaction, relationship or association might give rise to reputational risk. The Bank has an established, Board-approved reputational risk policy, as well as policy and procedures for managing reputational and legal risk related to structured finance transactions. Global Risk Management plays a significant role in the identification and management of reputational risk related to credit underwriting. In addition, the Reputational Risk Committee is available to support Global Risk Management, as well as other risk management committees and business units, with their assessment of reputational risk associated with transactions, business initiatives, and products and services.
     The Reputational Risk Committee considers a broad array of factors when assessing transactions, so that the Bank meets, and will be seen to meet, high ethical standards. These factors include the extent, and outcome, of legal and regulatory due diligence pertinent to the transaction; the economic intent of the transaction; the effect of the transaction on the transparency of a customer’s financial reporting; the need for customer or public disclosure; conflicts of interest; fairness issues; and public perception.
     The Committee may impose conditions on customer transactions, including customer disclosure requirements to promote transparency in financial reporting, so that transactions meet Bank standards. In the event the Committee recommends not proceeding with a transaction and the sponsor of the transaction wishes to proceed, the transaction is referred to the Risk Policy Committee.
Environmental risk
Environmental risk refers to the possibility that environmental concerns involving the Scotiabank Group or its customers could affect the Bank’s financial performance.
To safeguard the Bank and the interests of its stakeholders, Scotiabank has an environmental policy, which was updated and approved by the Bank’s Board of Directors in October 2009. The policy guides day-to-day operations,lending practices, supplier agreements,the management of real estate holdings and external reporting practices. It is supplemented by specific policies and practices relating to individual business lines. In 2009, additional resources were added to assist with implementation of the Policy.
     Environmental risks associated with the business operations of each borrower and any real property offered security are considered in the Bank’s credit evaluation procedures. This includes an environmental assessment where applicable, and commentary where climate change would have a material impact (including regulatory, physical or reputational impacts) on the borrower. Global Risk Management has primary responsibility for establishing the related policies, processes and standards associated mitigating environmental risk in the Bank’s lending activities. Decisions are taken in the context of the risk management framework discussed on page 64.
     In the area of project finance, the revised Equator Principles have been integrated into the Bank’s internal processes and procedures since 2006. These are environmental and social guidelines for project finance transactions with a capital cost of U.S.$10 million or higher, based on the policies of the International Finance Corporation, the private sector arm of the World Bank. The Equator Principles provide safeguards for sensitive projects to ensure protection of natural habitats and the rights of indigenous peoples, as well as safeguards against child and forced labour.
     Environmental concerns also play a prominent role in shaping the Bank’s real estate practices. The Real Estate Department adheres to an Environmental Compliance Policy to ensure responsible management of the Bank’s real estate holdings. In addition, considerable recycling and resource management programs are in place in the Bank’s corporate offices and branch networks. Internal tracking systems are in place with respect to energy use, greenhouse gas emissions (GHG) and paper consumption. In order to further reduce the Bank’s environmental footprint, it has developed an internal Environmental Paper Policy and is in the process of developing and implementing more definitive management processes on energy.
     To ensure it continues to operate in an environmentally responsible manner, the Bank monitors policy and legislative requirements through ongoing dialogue with government, industry and stakeholders in countries where it operates. Scotiabank has been meeting with environmental organizations, industry associations and socially responsible investment organizations with respect to the role that banks play to help address the issues of climate change, protection of biodiversity, promotion of sustainable forestry practices, and other environmental issues important to its customers and communities where it operates. The Bank has an ongoing process of reviewing its policies in these areas.
     Scotiabank is also a signatory, participant and sponsor of the Carbon Disclosure Project in Canada, which provides corporate disclosure to the investment community on greenhouse gas emissions and climate change management. In 2009 Scotiabank was included on the Dow Jones Sustainability Index (DJSI)-(World), an annual review that recognizes the world’s financial, social and environmental corporate leaders. The Bank was also named to the DJSI North America Index. For more information on Scotiabank’s environmental policies and practices, please refer to
•	the Bank’s annual Public Accountability Statement/Corporate Social Responsibility Report, which is also available online at www.scotiabank.com;

•	the Environment section of Scotiabank’s website at www.scotiabank.com/environment; and

•	Scotiabank’s response to the Carbon Disclosure Project at www.cdproject.net.
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MD&A > Controls and Accounting Policies
Controls and Accounting Policies
Controls and procedures
Management’s responsibility for financial information contained in this annual report is described on page 104.
Disclosure controls and procedures
The Bank’s disclosure controls and procedures are designed to provide reasonable assurance that information is accumulated and communicated to the Bank’s management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), as appropriate, to allow timely decisions regarding required disclosure.
     As of October 31, 2009, the Bank’s management, with the participation of the CEO and CFO, evaluated the effectiveness of its disclosure controls and procedures, as defined under the rules adopted by the U.S. Securities and Exchange Commission (SEC) and the Canadian securities regulatory authorities, and have concluded that the Bank’s disclosure controls and procedures are effective.
Internal control over financial reporting
Management of the Bank is responsible for establishing and maintaining adequate internal control over financial reporting. These controls include policies and procedures that:
(i.) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Bank;
(ii.) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures are being made only in accordance with authorizations of management and directors of the Bank; and
(iii.) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Bank’s assets that could have a material effect on the financial statements.
     All control systems contain inherent limitations, no matter how well designed. As a result, the Bank’s management acknowledges that its internal control over financial reporting will not prevent or detect all misstatements due to error or fraud. In addition, management’s evaluation of controls can provide only reasonable, not absolute, assurance that all control issues that may result in material misstatements, if any, have been detected.
     Management assessed the effectiveness of internal control over financial reporting, using the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework, and based on that assessment concluded that internal control over financial reporting was effective, as at October 31, 2009.
Changes in internal control over financial reporting
There have been no changes in the Bank’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting during the year ended October 31, 2009.
Critical accounting estimates
The Bank’s accounting policies are integral to understanding and interpreting the financial results reported in this annual report. Note 1 on pages 111 to 116 summarizes the significant accounting policies used in preparing the Bank’s Consolidated Financial Statements. Certain of these policies require management to make estimates and subjective judgements that are difficult, complex, and often relate to matters that are inherently uncertain. The policies discussed below are considered to be particularly important to the presentation of the Bank’s financial position and results of operations, because changes in the judgements and estimates could have a material impact on the Bank’s Consolidated Financial Statements. These estimates are adjusted in the normal course of business to reflect changing underlying circumstances.
Allowance for credit losses
The allowance for credit losses represents management’s best estimate of the probable credit losses in the portfolio of deposits with other institutions, loans to borrowers, acceptances and other indirect credit commitments, such as letters of credit and guarantees. Management undertakes regular reviews of credit quality to assess the adequacy of the allowance for credit losses. This process requires the use of estimates and subjective judgements at many levels. These subjective judgements include identifying credits that are impaired, and considering factors specific to individual credits, as well as portfolio characteristics and risks. Changes to these estimates or using other reasonable judgements and estimates could directly affect the provision for credit losses.
     The allowance for credit losses is composed of specific, sectoral, and general allowances.
     Specific allowances are an estimate of probable incurred losses related to existing impaired loans. In establishing specific allowances applicable to individual credit exposures, management first forms a judgement as to whether a loan is impaired. Loan impairment is recognized when, in management’s opinion, there is no longer reasonable assurance that interest and principal payments will be made on a timely basis. Once a loan is determined to be impaired, management estimates its net realizable value by making judgements relating to the timing of future cash flow amounts, the fair value of any underlying security pledged as collateral, costs of realization, observable market prices, and expectations about the future prospects of the borrower and any guarantors.
     Management estimates specific allowances for certain homogenous portfolios, including residential mortgages, credit card loans and most personal loans on a group basis. This involves estimating the probable losses inherent in the portfolio by using a formulaic method that considers recent loss experience.
     Specific provisions were higher in 2009 than in 2008, driven primarily by global economic conditions. Higher provisions were distributed across all business lines.
     The general allowance is an estimate of probable incurred losses that are inherent in the portfolio of loans and loan commitments, but have not yet been specifically identified on an individual basis. Management establishes the general allowance through an assessment of quantitative and qualitative factors. Using an internally developed model, management arrives at an initial quantitative estimate of the general allowance based on numerous factors, including historical average default probabilities, loss given default rates and exposure at default factors.

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Management’s Discussion and Analysis
Material changes in any of these parameters or assumptions would affect the range of expected credit losses and, consequently, could affect the general allowance level. For example, if either the probability of default or the loss given default rates for the non-retail portfolio were independently increased or decreased by 10%, the model would indicate an increase or decrease to the quantitative estimate of approximately $103 million (2008 — $70 million). Senior management determines whether it is necessary to adjust the quantitative estimate for the general allowance to account for portfolio conditions not reflected in the historically based credit parameters used in the model. A qualitative assessment of the general allowance is made based on observable data, such as: economic trends and business conditions, portfolio concentrations, risk migrations and recent trends in volumes and severity of delinquencies and a component for the imprecision inherent in the model and model parameters. Management reviews the general allowance quarterly to assess whether the allowance is at the appropriate level in relation to the size of the portfolio, inherent credit risks and trends in portfolio quality.
     The general allowance for credit losses as at October 31, 2009, was $1,450 million, an increase of $127 million from a year earlier. The increase was attributable to general economic conditions.
     In the second quarter of 2009, the Bank recorded a sectoral allowance of $60 million to reflect the deterioration in the automotive industry. This sectoral allowance was established for specific adverse events and changes in economic conditions related to the automotive industry, even though the individual loans comprising the group are still classified as performing. These allowances are for losses which have not been specifically identified, and where the losses are not adequately covered by the general allowance. The level of the sectoral allowance considers the probability of default, loss given default and expected exposure at default. During the remainder of the year, $16 million was reclassified to specific provisions for credit losses.
     In 2009, the Bank adopted new accounting standards on the classification and impairment of financial assets (see page 111). The adoption of these standards resulted in a net increase to loans of $9,447 million and no net change to the total allowance for credit losses.
Fair value of financial instruments
In the current year, the Bank adopted the amendments to the Financial Instruments — Disclosure standard. These amendments to the standard require expanded disclosures of financial instruments and in particular with respect to disclosing all of its financial instruments carried at fair value into a hierarchy based on the determination of fair value. The valuation hierarchy is as follows:
•	Level 1 — fair value is based on unadjusted quoted prices in active markets for identical instruments,

•	Level 2 — fair value is based on models using inputs other than quoted prices that are observable for the instruments, or

•	Level 3 — fair value is based on models using inputs that are not based on observable market data.
     The classification of the Bank’s assets and liabilities which are carried at fair value by the valuation hierarchy is reflected in Note 25 on pages 150 and 151.
     All financial instruments are measured at fair value on initial recognition except certain related party transactions. Subsequent measurement of a financial instrument depends on its classification. Loans and receivables, certain securities and most financial liabilities are carried at amortized cost unless classified or designated as held for trading or available-for-sale at inception. All other financial instruments, including those designated as held-for-trading at inception, are carried at fair value.
     Financial instruments in the Bank’s trading portfolios are composed primarily of securities and derivatives. These trading instruments are carried at fair value on the Consolidated Balance Sheet, with changes in the fair values of trading instruments included in the Consolidated Statement of Income.
     Securities designated as available-for-sale are recorded at fair value on the Consolidated Balance Sheet. Equity securities which do not have a quoted market price in an active market are measured at cost. The unrealized gains and losses as a result of changes in the fair values of available-for-sale securities are included in the Consolidated Statement of Comprehensive Income.
     Derivatives used for asset/liability management are recorded at fair value on the Consolidated Balance Sheet. All changes in these derivative fair values other than those designated as cash flow hedges or net investment hedges are recorded in the Consolidated Statement of Income, while the latter flows through Other Comprehensive Income.
     Fair value is defined as the amount of consideration that would be agreed upon in an arms-length transaction, other than a forced sale or liquidation, between knowledgeable, willing parties who are under no compulsion to act. The best evidence of fair value is a quoted bid or ask price, as appropriate, in an active market. Where bid or ask prices are not available, such as in an illiquid or inactive market, the closing price of the most recent transaction of that instrument is used subject to appropriate adjustments, supplemented as required with internal valuation models. Where quoted market prices are not available, the quoted price of similar financial instruments (i.e. with similar characteristics and risk profile) or internal models with observable market-based inputs are used to estimate the fair value.
     Minimal management judgement is required for fair values calculated using quoted market prices or observable market inputs for models. Greater subjectivity is required when making valuation adjustments for financial instruments in inactive markets or when using models where observable parameters do not exist.
     Trading securities, available-for-sale securities, and obligations related to securities sold short are normally valued using quoted market prices, including prices obtained from external fund managers and dealers.
     To determine the fair value of financial instruments in a less active or inactive market where market prices are not readily observable due to low trading volumes or lack of recent trades, appropriate adjustments are made to available indicative prices to reflect the lack of liquidity in the market for the instruments. Where quoted prices or observable market data is not readily available, for example due to less liquid markets, management’s judgement on valuation inputs is necessary to determine fair value.
     Most derivatives are not exchange traded and are therefore normally valued using models which incorporate significant observable market parameters. Securities that are fair valued using models include certain types of asset-backed securities. Market inputs used for the fair value determination include observable interest rates, foreign exchange rates, credit spreads, equity prices, commodity prices and option volatilities.
     Certain derivative and other financial instruments are valued using significant unobservable market inputs such as default correlations, among others. These inputs are subject to significantly more
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MD&A > Controls and Accounting Policies
quantitative analysis and management judgement. Where significant unobservable market data is used as a key input into the valuation of certain derivatives, the inception profit on those derivatives is deferred over the life of the derivative contract, or until the valuation inputs become observable. This amount was not material in fiscal 2009 and 2008.
     Management also applies judgement in the selection of internal valuation models for financial assets and financial liabilities carried at fair value in trading and non-trading portfolios. This includes consideration of credit risk, liquidity and ongoing direct costs in the determination of the fair value of derivatives. Management therefore exercises judgement when establishing market valuation adjustments that would be required in order to arrive at the fair value. Valuation adjustments recorded against the fair value of financial assets and financial liabilities totaled $496 million as at October 31, 2009 (2008 — $273 million), net of any write-offs. These valuation adjustments are mainly due to counterparty credit risk considerations for derivative transactions.
     Uncertainty in the estimates used in the models can affect the fair value and financial results recorded. Historically, the impact of any change in these estimates was not expected to be significant; however, in the recent volatile market conditions where significant and rapid changes in observable model inputs can occur, greater volatility in fair values derived from these models is possible.
Other-than-temporary impairment
Available-for-sale securities, except for equity securities which do not have a quoted market price in an active market, are recorded at fair value on the balance sheet. Any unrealized gains and losses on these available-for-sale securities are recorded in other comprehensive income until realized, at which time they are recorded in the Consolidated Statement of Income.
     Management reviews the fair value of available-for-sale securities each quarter to determine whether a decline in fair value compared to cost or amortized cost is other than temporary. To assess whether an other than temporary impairment has occurred, management must make certain judgements and estimates, and consider factors such as the length of time and extent to which the fair value of a security has been below its cost or amortized cost, prospects for recovery in fair value, the issuer’s financial condition and future prospects, and the Bank’s ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery. Once management has determined that the security has experienced an other-than-temporary decline in value, the carrying value of the security is written down to its estimated fair value. To estimate fair value, management considers all of the data gathered during the impairment evaluation process, as well as the market liquidity and the Bank’s plans for the security. Other-than-temporary impairment charges are recorded in net gains on securities, other than trading in the Consolidated Statement of Income.
     Effective November 1, 2008, due to amendments made in August 2009 to the accounting standard on Financial Instruments — Recognition and Measurement, impairment losses on available-for-sale debt securities can be reversed up to the original carrying value under certain conditions. For fiscal 2009, no reversal was recorded.
     As at October 31, 2009, the gross unrealized gains on available-for-sale securities recorded in accumulated other comprehensive income were $1,641 million (2008 — $818 million), and the gross unrealized losses were $628 million (2008— $2,046 million). Net unrealized gains (losses) were therefore $1,013 million (2008 — ($1,228 million)) before related derivative and other hedge amounts. The net unrealized gains (losses) after related derivative and other hedge amounts were $828 million (2008 — ($1,320 million)).
     As at October 31, 2009, there were $3,307 million (2008 — $2,131 million) of available-for-sale securities that had been in a continuous unrealized loss position for more than 12 months. The associated unrealized loss recorded in accumulated other comprehensive income on these securities as at October 31, 2009, was $376 million (2008 — $352 million), of which $205 million (2008 — $290 million) related to debt securities, $137 million (2008 —$10 million) related to preferred shares and $34 million (2008 — $52 million) related to equity securities. The unrealized losses on the debt instruments arose primarily from changes in interest rates and credit spreads. Based on factors including underlying credit of the issuers and the over-collateralization provided on certain debt securities, the Bank expects that future interest and principal payments will continue to be received on a timely basis in accordance with the contractual terms of the security. A smaller portion of the unrealized losses as at October 31, 2009, related to equity securities. The Bank holds a diversified portfolio of available-for-sale equities. Since the Bank has the ability and intent to hold these securities until there is a recovery of fair value, which may be at maturity for debt securities, these unrealized losses are considered temporary in nature.
Pensions and other employee future benefits
The Bank sponsors various pension and other future benefit plans for eligible employees in Canada, the United States, Mexico and other international operations. The pension benefits are generally based on years of service and average earnings at retirement. Other future benefits generally include post-retirement health care, dental care and life insurance, along with post-employment benefits such as long-term disability.
     Employee future benefit expense and the related benefit obligation are calculated using actuarial methods and certain actuarial assumptions. Most of these assumptions are based on management’s best estimate and are reviewed and approved annually. The key assumptions include the long-term rate of investment return on plan assets, future compensation, health care costs, employee turnover, retirement age and mortality. When making these estimates, management considers expectations of future economic trends and business conditions, including inflation rates, as well as other factors. Management also reviews historical investment returns, salary increases and health care costs. Another important assumption is the discount rate used for measuring the benefit obligation. Little judgement is required in selecting this rate, since it is generally prescribed to be equal to the current yield on long term, high-quality corporate bonds with durations similar to the benefit obligation. The management assumption with the greatest potential impact is the assumed long-term rate of return on assets. If this assumed long-term rate of return on assets was 1% lower (higher), the benefit expense for 2009 would have been $53 million higher (lower).
     The Bank uses a measurement date of July 31 or August 31, depending on the employee future benefit plan. Based on these measurement dates, the Bank reported a surplus of $463 million in its principal pension plans as disclosed in Note 19 to the Consolidated Financial Statements on pages 134 to 136. As anticipated, there has been a decline in the funded status of the plans since 2008 due to the significant turmoil in capital markets
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Management’s Discussion and Analysis
since last year’s measurement dates. The year over year decline in plan asset values has been partially mitigated by a reduction in the benefit obligation, the latter being due to higher discount rates.
     The decline in the funded status of the plans will impact the benefit expense for fiscal year 2010 and possibly future years.
     Actual experience that differs from assumptions made by management will result in a net actuarial gain or loss, consequently increasing or decreasing the benefit expense for future years. In accordance with GAAP, this difference is not recognized immediately as income or expense, but rather is amortized into income over future periods.
     Management determines whether the unrecognized net actuarial gain or loss is more than 10% of the greater of the plan assets or benefit obligation at the beginning of each year. Any unrecognized net actuarial gain or loss above this 10% threshold is generally amortized into income over the estimated average remaining service period of active employees ranging from 10 to 22 years for the Bank’s principal pension plans, and 9 to 27 years for the Bank’s principal other benefit plans.
     Note 19 on pages 134 to 136 of the 2009 Consolidated Financial Statements contains details of the Bank’s employee future benefit plans, such as the disclosure of pension and other future benefit amounts, management’s key assumptions, and a sensitivity analysis of changes in these assumptions on the employee future benefit obligation and expense.
Corporate income taxes
Management exercises judgement in determining the provision for income taxes and future income tax assets and liabilities. The provision is based on management’s expectations regarding the income tax consequences of transactions and events during the period. Management interprets the tax legislation for each jurisdiction in which the Bank operates and makes assumptions about the expected timing of the reversal of future assets and liabilities. If management’s interpretations of the legislation differ from those of the tax authorities or if the actual timing of the reversals of the future assets and liabilities is not as anticipated, the provision for income taxes could increase or decrease in future periods. The Bank records a valuation allowance if management assesses it is likely that the future income tax assets will not be realized prior to expiration.
     Total gross future tax assets related to subsidiaries’ unused income tax losses arising in prior years were $376 million as at October 31, 2009 (2008 — $196 million), against which the Bank established a valuation allowance of $3 million (2008 —$10 million) due to uncertainty about the utilization of these losses. Furthermore, one of the Bank’s foreign subsidiaries has a valuation allowance of $313 million (2008 —$241 million) related to certain loan loss allowances available to be applied against future taxable earnings. If and when there is greater certainty of realizing these future tax assets, the Bank will adjust the valuation allowances. The Bank’s total net future income tax asset was $2,240 million as at October 31, 2009 (2008 — $2,536 million). Note 1 on pages 111 to 116 and Note 18 on page 133 of the 2009 Consolidated Financial Statements contain further details with respect to the Bank’s provisions for income taxes.
Variable interest entities
In the normal course of business, the Bank enters into arrangements with variable interest entities (VIEs) on behalf of its customers and for its own purposes. These VIEs can be generally categorized as multi-seller commercial paper conduits, funding vehicles, structured finance entities and collateralized debt obligation entities. Further details are provided on pages 43 to 46 in the off-balance sheet arrangements section.
     Management is required to exercise judgement to determine whether a VIE should be consolidated. This evaluation involves understanding the arrangements, determining whether the entity is considered a VIE under the accounting rules, and determining the Bank’s variable interests in the VIE. These interests are then compared to those of the unrelated outside parties to identify the holder that is exposed to the majority of the variability in the VIE’s expected losses, expected residual returns, or both, to determine whether the Bank should consolidate the VIE. The comparison uses both qualitative and quantitative analytical techniques and use of models and involves the use of a number of assumptions about the business environment in which the VIE operates and the amount and timing of future cash flows.
     Management is required to exercise judgement to determine if a primary beneficiary reconsideration event has occurred. In applying the guidance under Canadian GAAP, the Bank considers the following to be reconsideration events for VIEs where the Bank has a variable interest: changes to the VIE’s governing documents or contractual arrangements; the primary beneficiary disposing some or all of its variable interest to unrelated parties; or new variable interests issued to parties other than the primary beneficiary.
     During 2009, there were no reconsideration events that would have required the Bank to re-assess the primary beneficiary of its multi-seller conduit VIEs. During fiscal 2008, the Bank’s U.S. multi-seller conduit transferred certain assets to the Bank pursuant to the terms and conditions of the liquidity asset purchase agreement. At the time of such transfer, the Bank re-assessed the expected losses of the conduit. After considering the increased subordinate note issued to an unrelated party, the Bank determined that the subordinated note holder continues to be the primary beneficiary of the conduit. As such, the Bank was not required to consolidate the Bank’s U.S. multi-seller conduit on the Bank’s balance sheet.
     As described in Note 6 to the Consolidated Financial Statements (on pages 121 to 122) and in the discussion on off-balance sheet arrangements (on pages 43 to 46), the Bank is not the primary beneficiary of the three multi-seller asset-backed commercial paper (ABCP) conduits that it sponsors and is not required to consolidate them on the Bank’s balance sheet.
     In the future, if the Bank were to become the primary beneficiary of these three Bank-sponsored multi-seller ABCP conduits and consolidate them on the Bank’s balance sheet, based on the values as at October 31, 2009, it would result in an increase in the Bank’s reported assets of approximately $5.5 billion, and a reduction in capital ratios of approximately 20 to 25 basis points.
Goodwill
Under GAAP, goodwill is not amortized but assessed for impairment on an annual basis at the reporting unit level, or more frequently if an event or change in circumstances indicates the asset might be impaired. Goodwill is assessed for impairment by comparing the fair value of the reporting unit to its carrying amount. If the fair value of the reporting unit exceeds its carrying amount, no further testing is required. If the fair value is less than the carrying amount of the reporting unit, the amount of impairment loss is quantified by comparing the carrying value of goodwill to its fair value, calculated as the fair value of the reporting unit less the fair value of its assets and liabilities.
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MD&A > Controls and Accounting Policies
     The Bank determines its reporting unit’s fair values from internally developed valuation models that consider factors such as normalized earnings, projected earnings, and price earnings multiples. Management judgement is required in estimating the fair value of reporting units and imprecision in any assumptions and estimates used in the fair value calculations could influence the determination of goodwill impairment. Management believes the assumptions and estimates used are reasonable and supportable in the current environment.
     Based on the assessment approach described above, the Bank did not record any goodwill impairment losses in 2009 or 2008.
Contingent liabilities
In the ordinary course of business, the Bank and its subsidiaries are routinely defendants in, or parties to a number of pending and threatened legal actions and proceedings, including actions brought on behalf of claimants. According to GAAP, the Bank should accrue for a loss if, in management’s opinion, it is likely that a future event will confirm a liability existed at the balance sheet date and the amount of loss can be reasonably estimated.
     In some cases, it may not be possible to determine whether a liability has been incurred or to reasonably estimate the amount of loss until the case is closer to resolution. In these instances, no accrual can be made until that time. If it can be determined that a liability existed as at the balance sheet date, but a reasonable estimate involves a range within which a particular amount appears to be a better estimate, that amount would be accrued. If no such better estimate within a range exists, the Bank is required to accrue the minimum amount in the range. On a regular basis, management and internal and external experts are involved in assessing the adequacy of the Bank’s contingent loss accrual. Changes in these assessments may lead to changes in litigation accruals.
     While there is inherent difficulty in predicting the outcome of such matters, based on current knowledge, management does not believe that liabilities, if any, arising from pending litigation will have a material adverse effect on the Bank’s consolidated financial position, or results of operations.
Changes in accounting policies
Classification and impairment of financial assets
In August 2009, the CICA amended Section 3855, Financial Instruments — Recognition and Measurement, to harmonize classification and related impairment accounting requirements of Canadian GAAP with IFRS. The amendments allow certain debt securities not quoted in an active market to be classified as loans and measured at amortized cost. The Bank still has the ability to classify these instruments as available-for-sale, in which case they are measured at fair value with unrealized gains and losses recorded through other comprehensive income. The amendments also allow the reversal of impairment charges for debt instruments classified as available-for-sale on the occurrence of specific events. Impairment charges for debt securities classified as loans are recorded as provisions for credit losses. As at November 1, 2008, the Bank reclassified instruments with a carrying value of $9,447 million (fair value of $8,529) million from available-for-sale securities to loans.
     As a result of the reclassification, the Bank recorded a net increase of $595 million (net of income tax expense of $323 million) to accumulated other comprehensive income. In accordance with these amendments, previous periods have not been restated as a result of implementing the new accounting standards. The net impact on ROE as a result of the increase in accumulated other comprehensive income was a decrease of approximately 50 bps in 2009. Details of this change in accounting policy are included in Note 1 to the Consolidated Financial Statements.
Goodwill and Intangible Assets
Commencing November 1, 2008, the Bank adopted a new accounting standard —Goodwill and Intangible Assets. As a result of adopting the new standard, certain software costs previously recorded as Land, buildings and equipment are now recorded as Other intangible assets in the Consolidated Balance Sheet. The Consolidated Statement of Income reflects the related amortization expense that was previously recorded in Premises and technology non-interest expenses is now recorded as Other non-interest expenses. Details of this reclassification are included in Note 1 to the Consolidated Financial Statements.
Financial instrument disclosures
In June 2009, the CICA issued amendments to its Financial Instruments Disclosure standard to expand disclosures of financial instruments consistent with new disclosure requirements made under International Financial Reporting Standards (IFRS). These amendments were effective for the Bank commencing November 1, 2008 and introduce a three-level fair value hierarchy that prioritizes the quality and reliability of information used in estimating the fair value of instruments. The fair values for the three levels are based on:
•	Level 1 — unadjusted quoted prices in active markets for identical instruments

•	Level 2 — models using inputs other than quoted prices that are observable for the instruments, or

•	Level 3 — models using inputs that are not based on observable market data
     Note 25 on pages 150 and 151 details the fair value hierarchy of the Bank’s financial instruments which are recorded at fair value.
Reclassification of financial assets (2008)
In October 2008, the CICA issued amendments to the accounting standard on Financial Instruments — Recognition and Measurement which permit the reclassification of certain financial assets out of the held-for-trading category under rare circumstances. Pursuant to these amendments, the Bank reviewed its portfolio of trading assets and determined that, other than two trading portfolios discussed below, significant reclassifications were not appropriate due to the nature of assets in the Bank’s trading portfolio, which are generally not considered illiquid. In addition, the Bank does not carry significant unhedged positions in its trading portfolios.
     During the fourth quarter of 2008, in accordance with these amendments, the Bank reclassified specified assets out of trading securities to available-for-sale securities retroactive to August 1, 2008. These assets were comprised of $303 million of bond assets and $91 million of preferred shares that were no longer traded in an active market and which management intends to hold for the foreseeable future. If these reclassifications of bond assets and preferred shares had not been made, the Bank would have recorded a pre-tax loss of $26 million and $10 million respectively during the fourth quarter of 2008 relating to fair value movements on these assets. Due to the reclassifications, the amounts were recorded in other comprehensive income for the period ended October 31, 2008. As of the reclassification date, the weighted average effective interest rate on the reclassified bond asset portfolio was 4.0%, with expected recoverable cash flows of $366 million.
2009 Scotiabank Annual Report      81

Management’s Discussion and Analysis
Transition to International Financial Reporting Standards (IFRS)
Canadian publicly accountable enterprises must transition to IFRS for fiscal years beginning on or after January 1, 2011. For the Bank, IFRS will be effective for interim and annual periods commencing November 1, 2011, and will include the preparation and reporting of one year of comparative figures.
     In order to prepare for the transition to IFRS, the Bank has developed an implementation plan which consists of three related phases: (i) planning and governance; (ii) review and detailed assessment; and (iii) design, development and implementation.
Planning and Governance
Formal governance and project management practices are considered essential to a successful transition. This phase involved the launch of an enterprise-wide project and the establishment of a formal governance structure comprising senior levels of management from all relevant departments that may be affected by the changeover. The Bank has developed a transition plan and regular reporting on the progress against this plan is provided to senior management and to the Audit and Conduct Review Committee of the Board of Directors.
     Based on an initial impact assessment of key accounting differences identified between IFRS and Canadian GAAP, the Bank has identified and prioritized critical standards that have the potential to significantly affect the financial statements or operations of the Bank. These standards include, but are not limited to, Consolidation, Financial Instruments (including Derecognition and Impairment), Business Combinations and First-time Adoption of IFRS.
     A training program has been implemented for key stakeholders; IFRS awareness training to critical business areas and in-depth training sessions to the finance, key support and project teams have been provided and will continue throughout the remainder of the transition period.
Review and Detailed Assessment
This phase comprises a detailed assessment of the impact of significant accounting differences between IFRS and Canadian GAAP, including the impact on business processes, systems, financial statements and internal control over financial reporting. This phase also includes the identification, evaluation and selection of first-time adoption decisions and future accounting policies necessary for the Bank to change over to IFRS. The Bank’s IFRS teams are currently in this phase of the overall transition project.
Design, Development and Implementation
The third phase of the IFRS conversion project entails the design, development and implementation of change requirements to business and financial reporting processes, systems, internal controls, and accounting policies and practices that support the Bank’s reporting of IFRS-compliant financial information for fiscal years 2011, 2012, and thereafter. Documentation and update of key materials, such as accounting policy manuals and internal control documents, will be revised during this phase. This phase will also include communication to impacted staff and stakeholders, including provision of training as required. Appropriate oversight and control will be in place to ensure a smooth implementation and transition to IFRS.
Changing IFRS Landscape
As accounting standards and interpretations continue to change prior to transition, the Bank has and will continue to adjust its implementation plan accordingly. The Bank actively monitors developments in standards as issued by the International Accounting Standards Board (IASB) and the Canadian AcSB, as well as regulatory developments as issued by the Canadian Securities Administrators and OSFI.
     The impact of IFRS on the Bank’s consolidated financial results at the time of transition and on implementation is being assessed.
Related party transactions
The Bank provides regular banking services to its associated and other related corporations in the ordinary course of business. These services are on terms similar to those offered to non-related parties.
     Loans granted to directors and officers in Canada are at market terms and conditions. Prior to March 1, 2001, the Bank granted loans to officers and employees at reduced rates in Canada. The loans granted prior to March 1, 2001, are grandfathered until maturity. In some of the Bank’s foreign subsidiaries and branches, in accordance with local practices and laws, loans may be made available to officers of those units at reduced rates or on preferred terms. Loans to executive officers of the Bank totaled $6.8 million as at October 31, 2009 (2008 — $4.6 million), and loans to directors $0.1 million (2008 — nil).
     Directors can use some or all of their fees to buy common shares at market rates through the Directors’ Share Purchase Plan. Non-officer Directors may elect to receive all or a portion of their fees in the form of deferred stock units which vest immediately. Commencing in 2004, the Bank no longer grants stock options to non-officer directors (refer to Note 21 of the Consolidated Financial Statements on page 136).
     The Bank may also provide banking services to companies affiliated with the Bank’s directors. These commercial arrangements are conducted at the same market terms and conditions provided to all customers and follow the normal credit review processes within the Bank. The Bank’s committed credit exposure to companies controlled by directors totaled $3.6 million as at October 31, 2009 (2008 —$5.7 million), while actual utilized amounts were $1.1 million (2008 — $2.0 million).
     The oversight responsibilities of the Audit and Conduct Review Committee (ACRC) with respect to related party transactions include reviewing policies and practices for identifying transactions with related parties that may materially affect the Bank, and reviewing the procedures for ensuring compliance with the Bank Act for related party transactions. The Bank Act requirements encompass a broader definition of related party transactions than is set out in GAAP. In addition, the ACRC approves the terms and conditions of all transactions between the Bank and Bank-sponsored asset securitization special purpose vehicles to ensure that such transactions are at market terms and conditions. The Bank has various procedures in place to ensure that related party information is identified and reported to the ACRC on a semi-annual basis. The ACRC is provided with detailed reports that reflect the Bank’s compliance with its established procedures.
     The Bank’s Internal Audit department carries out audit procedures as necessary to provide the ACRC with reasonable assurance that the Bank’s policies and procedures to identify, authorize and report related party transactions are appropriately designed and operating effectively.
82      2009 Scotiabank Annual Report

MD&A > Supplementary Data
Supplementary Data*
GEOGRAPHIC INFORMATION
■	T37 Net income by geographic segment

	2009					2008				2007
				Other					Other					Other
		United		Inter-			United		Inter-			United		Inter-
For the fiscal years ($ millions)	Canada	States	Mexico	national	Total	Canada	States	Mexico	national	Total	Canada	States	Mexico	national	Total

Net interest income	$4,552	$641	$821	$3,331	$9,345	$4,471	$236	$903	$2,627	$8,237	$4,294	$152	$887	$2,012	$7,345
Provision for credit losses	744	296	185	392	1,617	388	16	141	85	630	295	(91)	68	23	295
Other income	3,211	452	424	1,525	5,612	2,614	(202)	478	1,137	4,027	3,084	698	478	930	5,190
Non-interest expenses	4,529	255	791	2,317	7,892	4,315	200	793	1,982	7,290	4,285	224	723	1,712	6,944
Provision for income taxes	513	222	69	380	1,184	344	(98)	122	369	737	474	215	51	225	965
Non-controlling interest	—	—	6	108	114	—	—	9	110	119	—	—	12	106	118

Net income	$1,977	$320	$194	$1,659	$4,150	$2,038	$(84)	$316	$1,218	$3,488	$2,324	$502	$511	$876	$4,213

Preferred dividends paid					174					97					46
Corporate adjustments(1)					(615)					(358)					(173)

Net income available to common shareholders					$3,361					$3,033					$3,994

(1)	Revenues and expenses which have not been allocated to specific operating business lines are reflected in corporate adjustments.
■	T38 Loans and acceptances by geography

Excludes reverse repos						Percentage mix
As at September 30 ($ billions)	2009	2008	2007	2006	2005	2009	2005

Canada
Atlantic provinces	$15.7	$16.2	$14.2	$12.7	$12.1	5.8%	7.0%
Quebec	16.0	16.7	14.2	13.1	9.8	6.0	5.6
Ontario	96.0	103.5	91.1	81.5	72.4	35.8	41.7
Manitoba and Saskatchewan	6.2	6.4	6.0	5.4	5.3	2.3	3.0
Alberta	20.3	22.4	19.9	17.1	14.7	7.6	8.5
British Columbia	18.8	21.2	18.8	16.4	14.2	7.0	8.2

	173.0	186.4	164.2	146.2	128.5	64.5	74.0

United States	22.0	20.6	14.9	14.3	8.8	8.2	5.1

Mexico	9.7	10.9	8.9	9.3	8.5	3.6	4.9

Other International
Latin America	21.5	22.6	11.6	9.2	5.2	8.0	3.0
Europe	12.9	18.4	10.2	8.1	7.3	4.8	4.2
Caribbean	15.6	14.8	12.2	11.6	10.1	5.8	5.8
Other	15.1	16.1	9.9	7.4	6.5	5.6	3.8

	65.1	71.9	43.9	36.3	29.1	24.2	16.8

General allowance(1)	(1.4)	(1.3)	(1.3)	(1.3)	(1.3)	(0.5)	(0.8)

Total loans and acceptances	$268.4	$288.5	$230.6	$204.8	$173.6	100.0%	100.0%

(1)	As at October 31.
■	T39 Gross impaired loans by geographic segment

As at October 31 ($ millions)	2009	2008	2007	2006	2005

Canada	$1,258	$761	$606	$655	$537
United States	408	107	11	119	331
Mexico	238	216	188	213	190
Other International	2,035	1,410	739	883	762

Total	$3,939	$2,494	$1,544	$1,870	$1,820

*	Certain comparative amounts in the Supplementary Data section have been reclassified to conform with current year presentation.
2009 Scotiabank Annual Report     83

Management’s Discussion and Analysis
■	T40 Specific provision for credit losses by geographic segment

For the fiscal years ($ millions)	2009	2008	2007	2006	2005

Canada	$804	$388	$295	$273	$264
United States	192	16	(91)	(41)	(93)
Mexico	185	141	68	27	34
Other International	392	85	23	17	70

Total	$1,573	$630	$295	$276	$275

■	T41 Geographic distribution of earning assets

	2009
		% of
		earning
As at September 30 ($ billions)	Balance	assets	2008	2007	2006	2005

North America
Canada	$277.9	61.9%	$263.0	$247.5	$218.4	$187.2
United States	58.2	13.0	38.2	36.3	41.9	32.5

	336.1	74.9	301.2	283.8	260.3	219.7

Mexico	17.8	4.0	22.8	19.8	21.1	20.4

Europe
United Kingdom	8.6	1.9	11.0	6.4	6.4	6.8
Germany	3.7	0.8	4.1	3.8	3.5	2.0
Ireland	4.7	1.0	11.1	6.2	4.8	4.0
France	2.2	0.5	2.2	2.3	2.5	1.9
Netherlands	1.6	0.4	2.5	1.4	1.5	1.7
Other	6.6	1.5	7.5	5.5	3.4	4.2

	27.4	6.1	38.4	25.6	22.1	20.6

Caribbean
Jamaica	3.5	0.8	3.6	3.2	3.1	2.8
Puerto Rico	2.4	0.5	2.4	2.1	2.0	1.7
Bahamas	2.7	0.6	3.0	2.4	2.4	1.8
Trinidad & Tobago	2.6	0.6	2.1	1.7	1.5	1.7
Other	9.1	2.0	8.8	7.3	9.0	6.1

	20.3	4.5	19.9	16.7	18.0	14.1

Latin America
Chile	11.1	2.5	11.0	4.2	4.2	3.2
Peru	7.5	1.6	7.4	4.5	4.1	0.1
Other	8.0	1.8	9.1	7.0	4.3	3.7

	26.6	5.9	27.5	15.7	12.6	7.0

Asia
India	3.7	0.8	3.7	2.5	1.8	1.5
Malaysia	1.8	0.4	1.8	1.4	1.3	1.8
South Korea	2.6	0.6	2.0	1.8	1.6	1.7
Japan	1.2	0.3	1.9	1.8	1.1	1.0
Hong Kong	2.9	0.6	2.6	1.6	1.7	1.4
Other	6.2	1.4	6.0	3.6	2.9	2.7

	18.4	4.1	18.0	12.7	10.4	10.1

Middle East and Africa	3.4	0.8	3.1	1.8	1.8	1.1

General allowance(1)	(1.4)	(0.3)	(1.3)	(1.3)	(1.3)	(1.3)

Total	$448.6	100.0%	$429.6	$374.8	$345.0	$291.7

(1)	As at October 31.
84     2009 Scotiabank Annual Report

CREDIT RISK
MD&A > Supplementary Data
■	T42 Cross-border exposure to select countries(1)

					Investment in
As at October 31		Interbank		Government and	subsidiaries		2009	2008
($ millions)	Loans	deposits	Trade	other securities	and affiliates	Other	Total	Total

Mexico	$1,580	$—	$71	$456	$2,157	$181	$4,445	$4,934

Asia
India	$1,800	$—	$726	$273	$—	$41	$2,840	$3,016
South Korea	1,588	—	470	505	—	186	2,749	3,264
China	987	57	992	24	—	5	2,065	2,288
Malaysia	685	—	28	248	191	5	1,157	1,341
Japan	902	37	4	69	—	37	1,049	1,487
Hong Kong	350	—	102	405	—	16	873	1,203
Thailand	207	—	5	85	520	—	817	475
Other(2)	527	68	212	210	—	8	1,025	1,593

	$7,046	$162	$2,539	$1,819	$711	$298	$12,575	$14,667

Latin America
Chile	$1,099	$—	$53	$17	$1,838	$3	$3,010	$2,619
Brazil	509	—	1,117	254	—	3	1,883	1,888
Peru	182	—	58	—	1,550	4	1,794	1,755
Costa Rica	882	—	64	—	438	—	1,384	1,736
El Salvador	236	—	3	—	402	—	641	916
Venezuela	6	—	—	—	118	—	124	118
Other(3)	1,157	15	45	21	—	19	1,257	1,346

	$4,071	$15	$1,340	$292	$4,346	$29	$10,093	$10,378

(1)	Cross-border exposure represents a claim, denominated in a currency other than the local one, against a borrower in a foreign country on the basis of ultimate risk.

(2)	Includes Indonesia, the Philippines, Singapore and Taiwan.

(3)	Includes Colombia, Panama and Uruguay.
■	T43 Loans and acceptances by type of borrower

	2009
As at October 31 ($ billions)	Balance	% of total	2008

Loans to households
Residential mortgages	$101.3	36.5%	$114.9
Credit cards	11.1	4.0	11.2
Personal loans	49.3	17.8	38.9

	161.7	58.3	165.0
Loans to businesses and governments
Financial services	18.8	6.8	18.7
Wholesale and retail	10.9	3.9	14.9
Real estate	11.7	4.2	13.5
Oil and gas	9.8	3.5	12.0
Transportation	7.8	2.8	8.5
Automotive	5.1	1.8	7.1
Agriculture	4.3	1.6	5.3
Government	3.3	1.2	3.4
Hotels and leisure	4.8	1.7	5.2
Mining and primary metals	5.7	2.1	8.1
Utilities	6.1	2.2	6.3
Health care	4.0	1.4	5.0
Telecommunications and cable	4.6	1.6	6.5
Media	2.7	1.0	4.7
Chemical	1.3	0.5	1.7
Food and beverage	3.8	1.4	3.1
Forest products	1.5	0.6	2.1
Other	9.5	3.4	10.9

	115.7	41.7	137.0

	277.4	100.0%	302.0

General and sectoral allowances	(1.5)		(1.4)

Total loans and acceptances	$275.9		$300.6

2009 Scotiabank Annual Report     85

Management’s Discussion and Analysis
■	T44 Off-balance sheet credit instruments

As at October 31 ($ billions)	2009	2008	2007	2006	2005

Commitments to extend credit	$104.5	$130.2	$114.3	$105.9	$99.9
Standby letters of credit and letters of guarantee	21.9	27.8	18.4	18.5	15.8
Securities lending, securities purchase commitments and other	12.7	12.8	13.8	13.0	9.3

Total	$139.1	$170.8	$146.5	$137.4	$125.0

■	T45 Changes in net impaired loans

For the fiscal years ($ millions)	2009	2008	2007	2006	2005

Gross impaired loans
Balance at beginning of year	$2,494	$1,544	$1,870	$1,820	$2,200
Net additions
New additions	4,461	2,158	1,338	1,262	1,263
Declassifications, payments and loan sales	(1,149)	(846)	(891)	(956)	(1,034)

	3,312	1,312	447	306	229
Acquisition of subsidiaries	—	341	33	340	64
Writeoffs
Residential mortgages	(64)	(59)	(5)	(5)	(6)
Personal loans	(669)	(424)	(301)	(214)	(237)
Credit cards	(470)	(268)	(183)	(150)	(130)
Business and government	(457)	(129)	(209)	(174)	(277)

	(1,660)	(880)	(698)	(543)	(650)
Foreign exchange and other	(207)	177	(108)	(53)	(23)

Balance at end of year	3,939	2,494	1,544	1,870	1,820

Specific allowance for credit losses
Balance at beginning of year	1,303	943	1,300	1,139	1,321
Acquisition of subsidiaries	9	232	38	323	59
Specific provision for credit losses	1,573	630	295	276	275
Writeoffs	(1,660)	(880)	(698)	(543)	(650)
Recoveries by portfolio
Residential mortgages	27	34	4	3	1
Personal loans	94	73	73	71	75
Credit cards	47	45	35	37	32
Business and government	55	79	74	70	97

	223	231	186	181	205
Foreign exchange and other(1)	(72)	147	(178)	(76)	(71)

Balance at end of year	1,376	1,303	943	1,300	1,139

Net impaired loans
Balance at beginning of year	1,191	601	570	681	879
Net change in gross impaired loans	1,445	950	(326)	50	(380)
Net change in specific allowance for credit losses	(73)	(360)	357	(161)	182

Balance at end of year	2,563	1,191	601	570	681
General allowance for credit losses	1,450	1,323	1,298	1,307	1,330
Sectoral allowance	44	—	—	—	—

Balance after deducting general and sectoral allowance	$1,069	$(132)	$(697)	$(737)	$(649)

(1)	Includes $3 transferred from other liabilities in 2009, $3 transferred from other liabilities in 2008, $5 transferred to other liabilities in 2006, and $2 transferred from other liabilities in 2005.
86     2009 Scotiabank Annual Report

MD&A > Supplementary Data
■	T46 Provisions for credit losses

For the fiscal years ($ millions)	2009	2008	2007	2006	2005

Specific provisions for credit losses
Gross specific provisions	$1,969	$1,084	$720	$746	$875
Reversals	(173)	(223)	(239)	(289)	(395)
Recoveries	(223)	(231)	(186)	(181)	(205)

Net specific provisions for credit losses	1,573	630	295	276	275
General provision	127	—	(25)	(60)	(45)
Sectoral provision	44	—	—	—	—

Total net provisions for credit losses	$1,744	$630	$270	$216	$230

■	T47 Specific provisions for credit losses by type of borrower

For the fiscal years ($ millions)	2009	2008	2007	2006	2005

Personal
Residential mortgages	$25	$—	$(9)	$10	$11
Other personal loans	1,042	636	449	283	275

	1,067	636	440	293	286

Businesses and governments
Financial services	199	7	(10)	—	10
Wholesale and retail	101	—	(39)	5	11
Real estate	59	(69)	(11)	(7)	27
Oil and gas	34	43	(1)	—	(3)
Transportation	(9)	(15)	(9)	4	(6)
Automotive	19	5	1	11	6
Agriculture	19	5	(4)	2	11
Government	(35)	(18)	2	(6)	5
Hotels and leisure	10	(4)	(5)	(21)	20
Mining and primary metals	3	(16)	(4)	(10)	(47)
Utilities	—	(2)	(18)	(21)	(71)
Health care	4	2	(1)	2	3
Telecommunications and cable	6	(3)	(5)	(14)	17
Media	52	11	(13)	(4)	(3)
Chemical	1	7	(22)	13	4
Food and beverage	8	(17)	(6)	7	(17)
Forest products	5	3	—	(1)	10
Other	30	55	—	23	12

	506	(6)	(145)	(17)	(11)

Total specific provisions	$1,573	$630	$295	$276	$275

2009 Scotiabank Annual Report     87

Management’s Discussion and Analysis
■	T48 Impaired loans by type of borrower

	2009			2008
		Specific			Specific
		allowance for			allowance for
As at October 31 ($ millions)	Gross	credit losses	Net	Gross	credit losses	Net

Personal
Residential mortgages	$1,119	$(241)	$878	$664	$(232)	$432
Other personal loans	881	(688)	193	692	(608)	84

	2,000	(929)	1,071	1,356	(840)	516

Businesses and governments
Financial services	225	(42)	183	41	(28)	13
Wholesale and retail	213	(73)	140	125	(65)	60
Real estate	487	(76)	411	288	(72)	216
Oil and gas	71	(6)	65	110	(11)	99
Transportation	76	(15)	61	42	(25)	17
Automotive	77	(22)	55	31	(3)	28
Agriculture	106	(40)	66	84	(58)	26
Government	63	(23)	40	3	(30)	(27)
Hotels and leisure	260	(13)	247	132	(8)	124
Mining and primary metals	21	(9)	12	33	(18)	15
Utilities	1	(1)	—	—	—	—
Health care	21	(9)	12	11	(5)	6
Telecommunications and cable	36	(14)	22	16	(9)	7
Media	49	(9)	40	9	(8)	1
Chemical	3	(1)	2	10	(2)	8
Food and beverage	41	(15)	26	16	(5)	11
Forest products	19	(12)	7	20	(8)	12
Other	170	(67)	103	167	(108)	59

	1,939	(447)	1,492	1,138	(463)	675

Total	$3,939	$(1,376)	$2,563	$2,494	$(1,303)	$1,191

■	T49 Total credit risk exposures by geography(1,2)

	2009				2008
As at October 31 ($ millions)	Drawn	Undrawn	Other exposures(3)	Total	Total

Canada	$210,866	$43,719	$25,283	$279,868	$278,770
United States	39,790	15,172	25,378	80,340	89,451
Mexico	11,312	218	849	12,379	15,137
Other International
Europe	20,111	1,798	5,782	27,691	39,486
Caribbean	24,304	1,356	2,083	27,743	30,788
Latin America	21,790	1,158	1,161	24,109	22,653
Other	20,025	1,130	1,815	22,970	29,956

Total	$348,198	$64,551	$62,351	$475,100	$506,241

(1)	Geographic segmentation is based upon the location of the ultimate risk of the credit exposure. Includes all credit risk portfolios and excludes available-for-sale equities and other assets.

(2)	Exposure at default.

(3)	Includes off-balance sheet lending instruments such as letters of credit, letters of guarantee, derivatives, securitization and repo-style transactions after collateral.
■	T50 AIRB credit risk exposures by maturity(1,2)

As at October 31 ($ millions)	2009				2008
Residual maturity	Drawn	Undrawn	Other exposures(3)	Total	Total

Non-retail
Less than 1 year	$49,398	$18,550	$25,009	$92,957	$102,477
One to 5 years	48,962	29,016	30,853	108,831	125,618
Over 5 years	6,719	747	3,872	11,338	18,650

Total non-retail	$105,079	$48,313	$59,734	$213,126	$246,745

Retail(5)
Less than 1 year	$15,644	$6,767	$—	$22,411	$17,025
One to 5 years	100,888	—	—	100,888	90,120
Over 5 years	2,536	—	—	2,536	1,782
Revolving credits(4)	32,507	5,594	—	38,101	34,925

Total retail	$151,575	$12,361	$—	$163,936	143,852

Total	$256,654	$60,674	$59,734	$377,062	$390,597

(1)	Remaining term to maturity of the credit exposure. Includes all credit risk portfolios and excludes available-for-sale equities and other assets.

(2)	Exposure at default, before credit risk mitigation.

(3)	Off-balance sheet lending instruments, such as letters of credit, letters of guarantee, securitization, derivatives and repo-style transactions after collateral.

(4)	Credit cards and lines of credit, with unspecified maturity.

(5)	Comparatives have been reclassified to conform with the current presentation.
88     2009 Scotiabank Annual Report

MD&A > Supplementary Data
■ T51 Total credit risk exposures and risk-weighted assets

	2009				2008
				Total Risk-	Exposure	Total Risk-
	Exposure at Default(1)			weighted	at Default	weighted
As at October 31 ($ millions)	AIRB	Standardized(2)	Total	assets	Total(1)	assets

Non-retail

Corporate
Drawn	$53,693	$45,282	$98,975	$81,771	$117,649	$95,688
Undrawn	33,328	3,366	36,694	19,429	43,943	24,886
Other(3)	11,075	2,106	13,181	6,397	16,856	8,615

	98,096	50,754	148,850	107,597	178,448	129,189
Bank
Drawn	12,297	9,301	21,598	5,527	32,986	7,284
Undrawn	14,170	70	14,240	2,391	16,586	3,056
Other(3)	11,907	503	12,410	2,032	16,587	2,860

	38,374	9,874	48,248	9,950	66,159	13,200
Sovereign
Drawn	39,089	12,252	51,341	2,340	24,626	2,533
Undrawn	815	51	866	83	1,270	210
Other(3)	634	8	642	18	1,280	67

	40,538	12,311	52,849	2,441	27,176	2,810
Total Non-retail
Drawn	105,079	66,835	171,914	89,638	175,261	105,505
Undrawn	48,313	3,487	51,800	21,903	61,799	28,152
Other(3)	23,616	2,617	26,233	8,447	34,723	11,542

	$177,008	$72,939	$249,947	$119,988	$271,783	$145,199

Retail

Retail residential mortgages
Drawn	$108,835	$13,183	$122,018	$9,868	$120,709	$9,409
Undrawn	6,702	—	6,702	131	3,292	33

	115,537	13,183	128,720	9,999	124,001	9,442
Home equity lines of credit (HELOCs)
Drawn	18,112	—	18,112	747	14,644	544
Undrawn	—	—	—	—	—	—

	18,112	—	18,112	747	14,644	544
Qualifying retail revolving exposures (QRRE)
Drawn	13,142	—	13,142	5,406	12,051	4,005
Undrawn	5,594	—	5,594	797	7,076	756

	18,736	—	18,736	6,203	19,127	4,761
Other retail
Drawn	11,486	11,527	23,013	14,074	23,453	14,087
Undrawn	65	389	454	346	243	187

	11,551	11,916	23,467	14,420	23,696	14,274

Total retail
Drawn	151,575	24,710	176,285	30,095	170,857	28,045
Undrawn	12,361	389	12,750	1,274	10,611	976

	$163,936	$25,099	$189,035	$31,369	$181,468	$29,021

Securitization exposures	18,528	—	18,528	6,474	28,539	4,354

Trading derivatives	17,590	—	17,590	5,850	24,451	8,595

Subtotal	$377,062	$98,038	$475,100	$163,681	$506,241	$187,169

Equities	2,897	—	2,897	5,607	3,375	6,142

Other assets	—	26,275	26,275	12,418	21,929	14,215

Total credit risk, before scaling factor	$379,959	$124,313	$504,272	$181,706	$531,545	$207,526

Add-on for 6% scaling factor(4)	—	—	—	6,134	—	6,946

Total credit risk	$379,959	$124,313	$504,272	$187,840	$531,545	$214,472

(1)	Outstanding amount for on-balance sheet exposures and loan equivalent amount for off-balance sheet exposures, before credit risk mitigation.

(2)	Net of specific allowances for credit losses.

(3)	Other exposures include off-balance sheet lending instruments, such as letters of credit, letters of guarantee, non-trading derivatives and repo-style exposures, after collateral.

(4)	Basel Committee imposed scaling factor (6%) on risk-weighted assets for Internal ratings-based credit risk portfolios.
2009 Scotiabank Annual Report     89

Management’s Discussion and Analysis
CAPITAL
■ T52 Capital funding activity in fiscal 2009

Issues		Maturities/Redemptions/Repurchase

Tier 1 Capital		Tier 1 Capital

Preferred shares
December 12, 2008	$250,000,000 Series 24
Non-cumulative 5-Year Rate Reset Preferred Shares
January 21, 2009	$325,000,000 Series 26
Non-cumulative 5-Year Rate Reset Preferred Shares
January 30, 2009	$275,000,000 Series 28
Non-cumulative 5-Year Rate Reset Preferred Shares

Trust securities
May 7, 2009	$650,000,000 7.802% Scotiabank Tier 1 Securities Series 2009-1 due June 30, 2108

Tier 2 Capital		Tier 2 Capital

Subordinated debt		Subordinated debt

January 22, 2009	$1,000,000,000 6.65% Debentures due January 22, 2021	May 12, 2009	$325,000,000 Redemption of 5.75% Debentures due May 12, 2014

April 15, 2009	$1,000,000,000 4.94% Debentures due April 15, 2019	June 22, 2009	US$14,000,000 Repurchase of Floating Rate Subordinated Capital Debentures due August 2085

		September 4, 2009	US$17,350,000 Repurchase of Floating Rate Subordinated Capital Debentures due August 2085
90     2009 Scotiabank Annual Report

MD&A > Supplementary Data
REVENUES AND EXPENSES
■ T53 Volume/rate analysis of changes in net interest income

	2009 versus 2008			2008 versus 2007
	Increase (decrease) due to change in:			Increase (decrease) due to change in:
Taxable equivalent basis(1)	Average	Average	Net	Average	Average	Net
For the fiscal years ($ millions)	volume	rate	change	volume	rate	change

Net interest income
Total earning assets	$1,804	$(5,313)	$(3,509)	$2,118	$(952)	$1,166
Total interest-bearing liabilities	(1,013)	5,148	4,135	(1,396)	591	(805)

Change in net interest income	$791	$(165)	$626	$722	$(361)	$361

(1)	Refer to the non-GAAP measures on page 27.
■ T54 Taxes

						2009
						versus
For the fiscal years ($ millions)	2009	2008	2007	2006	2005	2008

Income taxes
Provision for income taxes	$1,133	$691	$1,063	$872	$847	64%
Taxable equivalent adjustment(1)	288	416	531	440	326	(31)

Provision for income taxes (TEB)(1)	1,421	1,107	1,594	1,312	1,173	28

Other taxes
Payroll taxes	184	177	164	152	137	4
Business and capital taxes	177	116	143	133	147	53
Goods and services and other	136	129	143	128	132	5

Total other taxes	497	422	450	413	416	18

Total income and other taxes(2)	$1,918	$1,529	$2,044	$1,725	$1,589	25%

Net income before income taxes	$4,794	$3,950	$5,226	$4,549	$4,127	21%

Effective income tax rate (%)	23.6	17.5	20.3	19.2	20.5	6.1
Effective income tax rate (TEB) (%)(3)	28.0	25.4	27.7	26.3	26.3	2.6
Total tax rate (%)(4)	30.8	25.5	26.7	25.9	27.8	5.3

(1)	Taxable equivalent basis. Refer to the non-GAAP measures on Page 27.

(2)	Comprising $675 of Canadian taxes (2008 — $569; 2007 — $1,175; 2006 — $1,035; 2005 — $988) and $1,243 of foreign taxes (2008 — $960; 2007 — $869; 2006 — $690; 2005 — $601).

(3)	Provision for income tax, expressed on a taxable equivalent basis, as a percentage of net income before income taxes.

(4)	Total income and other taxes as a percentage of net income before income and other taxes.
2009 Scotiabank Annual Report     91

Management’s Discussion and Analysis
OTHER INFORMATION
■ T55 Components of net income as a percentage of average total assets(1)

Taxable equivalent basis
For the fiscal years (%)	2009	2008	2007	2006	2005

Net interest income	1.68%	1.75%	1.89%	1.95%	2.00%
Provision for credit losses	(0.34)	(0.14)	(0.07)	(0.06)	(0.07)
Other income	1.19	0.95	1.34	1.37	1.46

Net interest and other income	2.53	2.56	3.16	3.26	3.39
Non-interest expenses	(1.54)	(1.60)	(1.73)	(1.84)	(1.95)

Net income before the undernoted:	0.99	0.96	1.43	1.42	1.44
Provision for income taxes and non-controlling interest	(0.30)	(0.27)	(0.43)	(0.40)	(0.40)

Net income	0.69%	0.69%	1.00%	1.02%	1.04%

Average total assets ($ billions)	$513.1	$455.5	$403.5	$350.7	$309.4

(1)	Income from tax-exempt securities has been expressed on an equivalent before-tax basis. The provision for income taxes has been adjusted by a corresponding amount: 2009 — $288 million; 2008 — $416 million; 2007 — $531 million; 2006 — $440 million; 2005 — $326 million.
■ T56 Assets under administration and management(1)

($ billions)	2009	2008	2007	2006	2005

Assets under administration
Personal
Retail brokerage	$76.4	$74.3	$77.4	$69.7	$64.2
Investment management and trust	60.1	55.8	53.1	59.5	57.0

	136.5	130.1	130.5	129.2	121.2

Mutual funds	31.6	27.9	24.8	19.8	18.4
Institutional	47.0	45.1	39.8	42.9	31.8

Total	$215.1	$203.1	$195.1	$191.9	$171.4

Assets under management
Personal	$13.6	$12.5	$11.2	$10.0	$9.4
Mutual funds	22.8	19.6	15.9	13.2	13.4
Institutional	5.2	4.6	4.3	4.6	3.8

Total	$41.6	$36.7	$31.4	$27.8	$26.6

(1)	2009 data as at October 31; 2005 to 2008 data as at September 30.
■ T57 Fees paid to the shareholders’ auditors

For the fiscal years ($ millions)	2009	2008

Audit services	$16.6	$13.9
Audit-related services	0.6	0.8
Tax services outside of the audit scope	0.1	0.1
Other non-audit services	0.7	0.4

	$18.0	$15.2

92     2009 Scotiabank Annual Report

MD&A > Supplementary Data
■ T58 Selected quarterly information

	2009				2008
As at and for the quarter ended	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Operating results ($ millions)
Net interest income	2,099	2,176	2,087	1,966	1,941	1,946	1,873	1,814
Net interest income (TEB(1))	2,172	2,244	2,164	2,036	2,036	2,049	1,973	1,932
Total revenue	3,735	3,775	3,596	3,351	2,491	3,374	3,172	2,839
Total revenue (TEB(1))	3,808	3,843	3,673	3,421	2,586	3,477	3,272	2,957
Provision for credit losses	420	554	489	281	207	159	153	111
Non-interest expenses	2,064	1,959	1,886	2,010	1,944	1,889	1,794	1,669
Provision for income taxes	321	303	319	190	2	287	209	193
Provision for income taxes (TEB(1))	394	371	396	260	97	390	309	311
Net income	902	931	872	842	315	1,010	980	835
Net income available to common shareholders	853	882	821	805	283	978	958	814

Operating performance
Basic earnings per share ($)	0.84	0.87	0.81	0.80	0.28	0.99	0.97	0.83
Diluted earnings per share ($)	0.83	0.87	0.81	0.80	0.28	0.98	0.97	0.82
Return on equity (%)(1)(2)	16.4	17.3	16.8	16.2	6.0	21.0	21.4	18.3
Productivity ratio (%)(TEB(1))(2)	54.2	51.0	51.4	58.7	75.2	54.3	54.8	56.5
Net interest margin on total average assets (%)(TEB(1))(2)	1.74	1.76	1.71	1.52	1.68	1.79	1.76	1.79

Balance sheet information ($ billions)
Cash resources and securities(2)	160.6	148.3	137.5	123.7	125.4	124.1	129.7	130.9
Loans and acceptances(2)	275.9	276.8	306.6	313.2	300.6	283.7	267.9	260.5
Total assets(2)	496.5	486.5	514.5	510.6	507.6	462.4	452.6	449.4
Deposits	350.4	333.7	346.9	346.6	346.6	332.5	322.4	316.8
Preferred shares	3.7	3.7	3.7	3.7	2.9	2.6	2.2	1.9
Common shareholders’ equity(2)	21.1	20.3	20.1	19.9	18.8	18.8	18.2	18.1
Assets under administration	215.1	207.9	196.8	191.8	203.1	207.4	202.3	195.2
Assets under management	41.6	39.8	35.4	34.3	36.7	37.8	32.9	31.7

Capital measures (%)
Tier 1 capital ratio	10.7	10.4	9.6	9.5	9.3	9.8	9.6	9.0
Total capital ratio	12.9	12.7	11.8	11.4	11.1	11.5	11.7	10.2
Common equity to risk-weighted assets	9.7	9.4	9.0	9.0	8.3	8.6	8.6	7.8
Tangible common equity to risk-weighted assets(1)(3)	8.2	7.9	7.2	7.2	6.6	7.4	7.4	7.2
Risk-weighted assets ($ billions)	221.6	221.5	241.8	239.7	250.6	225.8	218.9	234.9

Credit quality
Net impaired loans(4) ($ millions)	2,563	2,509	2,179	1,602	1,191	1,009	845	689
General allowance for credit losses ($ millions)	1,450	1,450	1,350	1,323	1,323	1,323	1,323	1,298
Sectoral allowance ($ millions)	44	48	60	—	—	—	—	—
Net impaired loans as a % of loans and acceptances(2)(4)	0.93	0.91	0.71	0.51	0.40	0.36	0.32	0.26
Specific provision for credit losses as a % of average loans and acceptances (annualized)(2)	0.63	0.64	0.54	0.36	0.29	0.23	0.24	0.18

Common share information
Share price ($)
High	49.19	46.51	35.85	40.68	51.55	52.51	50.00	54.00
Low	42.95	33.75	23.99	27.35	35.25	41.95	42.00	43.10
Close	45.25	45.92	33.94	29.67	40.19	49.98	47.82	48.19
Shares outstanding (millions)
Average — Basic	1,021	1,017	1,014	1,001	990	989	986	985
Average — Diluted	1,024	1,020	1,016	1,003	994	994	992	992
End of period	1,025	1,020	1,017	1,012	992	990	987	985
Dividends per share ($)	0.49	0.49	0.49	0.49	0.49	0.49	0.47	0.47
Dividend yield (%)(5)	4.3	4.9	6.6	5.8	4.5	4.1	4.1	3.9
Market capitalization ($ billions)	46.4	46.9	34.5	30.0	39.9	49.5	47.2	47.5
Book value per common share ($)(2)	20.55	19.89	19.80	19.67	18.94	18.99	18.45	18.40
Market value to book value multiple(2)	2.2	2.3	1.7	1.5	2.1	2.6	2.6	2.6
Price to earnings multiple (trailing 4 quarters)	13.6	16.6	11.8	9.8	13.1	13.4	12.7	12.5

(1)	Non-GAAP measure. Refer to the non-GAAP measures on page 27.

(2)	Amounts for 2009 have been adjusted to reflect the impact of the new accounting policy related to the classification and impairment of financial assets. Refer to Note 1 of the Consolidated Financial Statements for further details.

(3)	Comparative amounts have been restated to reflect a new definition of tangible common equity. Refer to non-GAAP measures on page 27.

(4)	Net impaired loans are impaired loans less the specific allowance for credit losses.

(5)	Based on the average of the high and low common share price for the year.
2009 Scotiabank Annual Report     93

Management’s Discussion and Analysis
ELEVEN-YEAR STATISTICAL REVIEW
■ T59 Consolidated Balance Sheet

As at October 31 ($ millions)	2009	2008	2007	2006

Assets
Cash resources	$43,278	$37,318	$29,195	$23,376

Securities
Trading	58,067	48,292	59,685	62,490
Available-for-sale	55,699	38,823	28,426	—
Investment	—	—	—	32,870
Equity accounted investments	3,528	920	724	142

	117,294	88,035	88,835	95,502

Securities purchased under resale agreements	17,773	19,451	22,542	25,705

Loans
Residential mortgages	101,604	115,084	102,154	89,590
Personal and credit cards	61,048	50,719	41,734	39,058
Business and government	106,520	125,503	85,500	76,733

	269,172	291,306	229,388	205,381

Allowance for credit losses	2,870	2,626	2,241	2,607

	266,302	288,680	227,147	202,774

Other
Customers’ liability under acceptances	9,583	11,969	11,538	9,555
Derivative instruments(1)	25,992	44,810	21,960	12,098
Land, buildings and equipment(2)	2,372	2,449	2,061	2,103
Other assets(1)(2)	13,922	14,913	8,232	7,893

	51,869	74,141	43,791	31,649

	$496,516	$507,625	$411,510	$379,006

Liabilities and shareholders’ equity
Deposits
Personal	$123,762	$118,919	$100,823	$93,450
Business and government	203,594	200,566	161,229	141,072
Banks	23,063	27,095	26,406	29,392

	350,419	346,580	288,458	263,914

Other
Acceptances	9,583	11,969	11,538	9,555
Obligations related to securities sold under repurchase agreements	36,568	36,506	28,137	33,470
Obligations related to securities sold short	14,688	11,700	16,039	13,396
Derivative instruments(1)	28,806	42,811	24,689	12,869
Other liabilities(1)	24,682	31,063	21,138	24,799
Non-controlling interest in subsidiaries	554	502	497	435

	114,881	134,551	102,038	94,524

Subordinated debentures	5,944	4,352	1,710	2,271

Capital instrument liabilities	500	500	500	750

Shareholders’ equity
Capital stock
Preferred shares	3,710	2,860	1,635	600
Common shares and contributed surplus	4,946	3,829	3,566	3,425
Retained earnings	19,916	18,549	17,460	15,843
Accumulated other comprehensive income (loss)	(3,800)	(3,596)	(3,857)	(2,321)

	24,772	21,642	18,804	17,547

	$496,516	$507,625	$411,510	$379,006

(1)	Amounts for years prior to 2004 have not been reclassified to conform with current period presentation for derivative accounting as the information is not readily available.

(2)	Comparative amounts have been reclassified to conform with the new accounting standard for goodwill and intangible assets. Refer to Note 1 of the Consolidated Financial Statements for details.
94     2009 Scotiabank Annual Report

MD&A > Supplementary Data

2005	2004	2003	2002	2001	2000	1999

$20,505	$17,155	$20,581	$20,273	$20,160	$18,744	$17,115

50,007	43,056	42,899	34,592	27,834	21,821	13,939
—	—	—	—	—	—	—
23,285	15,576	20,141	21,439	25,256	19,162	19,480
167	141	152	163	194	403	550

73,459	58,773	63,192	56,194	53,284	41,386	33,969

20,578	17,880	22,648	32,262	27,500	23,559	13,921

75,520	69,018	61,646	56,295	52,592	50,037	47,916
34,695	30,182	26,277	23,363	20,116	17,988	16,748
62,681	57,384	64,313	77,181	79,460	78,172	69,873

172,896	156,584	152,236	156,839	152,168	146,197	134,537

2,469	2,696	3,217	3,430	4,236	2,853	2,599

170,427	153,888	149,019	153,409	147,932	143,344	131,938

7,576	7,086	6,811	8,399	9,301	8,807	9,163
12,867	15,488	15,308	15,821	15,886	8,244	8,039
1,836	1,823	1,944	2,101	2,325	1,631	1,681
6,777	7,119	6,389	7,921	8,037	7,456	6,865

29,056	31,516	30,452	34,242	35,549	26,138	25,748

$314,025	$279,212	$285,892	$296,380	$284,425	$253,171	$222,691

$83,953	$79,020	$76,431	$75,558	$75,573	$68,972	$65,715
109,389	94,125	93,541	93,830	80,810	76,980	64,070
24,103	22,051	22,700	26,230	29,812	27,948	26,833

217,445	195,196	192,672	195,618	186,195	173,900	156,618

7,576	7,086	6,811	8,399	9,301	8,807	9,163
26,032	19,428	28,686	31,881	30,627	23,792	16,781
11,250	7,585	9,219	8,737	6,442	4,297	2,833
13,004	16,002	14,758	15,500	15,453	8,715	8,651
18,983	13,785	14,145	15,678	15,369	14,586	11,667
306	280	326	662	586	229	198

77,151	64,166	73,945	80,857	77,778	60,426	49,293

2,597	2,615	2,661	3,878	5,344	5,370	5,374

750	2,250	2,500	2,225	1,975	1,975	1,475

600	300	300	300	300	300	300
3,317	3,229	3,141	3,002	2,920	2,765	2,678
14,126	13,239	11,747	10,398	9,674	8,275	6,956
(1,961)	(1,783)	(1,074)	102	239	160	(3)

16,082	14,985	14,114	13,802	13,133	11,500	9,931

$314,025	$279,212	$285,892	$296,380	$284,425	$253,171	$222,691

2009 Scotiabank Annual Report     95

Management’s Discussion and Analysis
■ T60 Consolidated Statement of Income

For the year ended October 31 ($ millions)	2009	2008	2007	2006

Interest income
Loans	$13,973	$15,832	$13,985	$11,575
Securities	4,090	4,615	4,680	4,124
Securities purchased under resale agreements	390	786	1,258	1,102
Deposits with banks	482	1,083	1,112	881

	18,935	22,316	21,035	17,682

Interest expenses
Deposits	8,339	12,131	10,850	8,589
Subordinated debentures	285	166	116	130
Capital instrument liabilities	37	37	53	53
Other	1,946	2,408	2,918	2,502

	10,607	14,742	13,937	11,274

Net interest income	8,328	7,574	7,098	6,408
Provision for credit losses	1,744	630	270	216

Net interest income after provision for credit losses	6,584	6,944	6,828	6,192

Other income	6,129	4,302	5,392	4,800

Net interest and other income	12,713	11,246	12,220	10,992

Non-interest expenses
Salaries and employee benefits	4,344	4,109	3,983	3,768
Other(2)	3,575	3,187	3,011	2,675
Restructuring provisions following acquisitions	—	—	—	—

	7,919	7,296	6,994	6,443

Income before the undernoted	4,794	3,950	5,226	4,549
Provision for income taxes	1,133	691	1,063	872
Non-controlling interest in net income of subsidiaries	114	119	118	98

Net income	$3,547	$3,140	$4,045	$3,579

Preferred dividends paid and other	186	107	51	30

Net income available to common shareholders	$3,361	$3,033	$3,994	$3,549

Average number of common shares outstanding (millions):
Basic	1,013	987	989	988
Diluted	1,016	993	997	1,001
Earnings per common share (in dollars):
Basic	$3.32	$3.07	$4.04	$3.59
Diluted	$3.31	$3.05	$4.01	$3.55
Dividends per common share (in dollars)	$1.96	$1.92	$1.74	$1.50

(1)	These financial results were prepared in accordance with Canadian GAAP, including the accounting requirements of the Superintendent of Financial Institutions, other than recording the increase in the general provision for credit losses as a direct charge to retained earnings in the fourth quarter of 1999, which was in accordance with the accounting requirements specified by the Superintendent under the Bank Act. Had the one-time increase in the general provision of $550 before tax ($314 after-tax) been recorded as a charge to the Consolidated Statement of Income, these financial results would have been as follows: provision for credit losses $1,185, net income $1,145, basic earnings per share $1.14 and diluted earnings per share $1.13.

(2)	Other non-interest expenses include a loss on disposal of subsidiary operations in 2003 and 2002 of $31 and $237, respectively.
96     2009 Scotiabank Annual Report

MD&A > Supplementary Data

2005	2004	2003	2002	2001	2000	1999(1)

$9,236	$8,480	$9,073	$9,635	$11,530	$11,044	$9,972
3,104	2,662	2,859	3,087	3,062	2,286	1,874
817	594	872	1,073	1,519	1,085	682
646	441	442	573	872	916	943

13,803	12,177	13,246	14,368	16,983	15,331	13,471

5,755	4,790	5,222	5,519	8,233	8,192	7,284
134	112	139	203	303	324	314
53	164	182	158	136	120	99
1,990	1,410	1,735	1,971	2,247	1,616	1,201

7,932	6,476	7,278	7,851	10,919	10,252	8,898

5,871	5,701	5,968	6,517	6,064	5,079	4,573
230	390	893	2,029	1,425	765	635

5,641	5,311	5,075	4,488	4,639	4,314	3,938

4,529	4,320	4,015	3,942	4,071	3,665	3,183

10,170	9,631	9,090	8,430	8,710	7,979	7,121

3,488	3,452	3,361	3,344	3,220	2,944	2,627
2,555	2,410	2,370	2,630	2,442	2,209	2,149
—	—	—	—	—	(34)	(20)

6,043	5,862	5,731	5,974	5,662	5,119	4,756

4,127	3,769	3,359	2,456	3,048	2,860	2,365
847	786	777	594	869	983	860
71	75	160	154	102	43	46

$3,209	$2,908	$2,422	$1,708	$2,077	$1,834	$1,459

25	16	16	16	16	16	16

$3,184	$2,892	$2,406	$1,692	$2,061	$1,818	$1,443

998	1,010	1,010	1,009	1,001	991	986
1,012	1,026	1,026	1,026	1,018	1,003	996

$3.19	$2.87	$2.38	$1.68	$2.06	$1.83	$1.46
$3.15	$2.82	$2.34	$1.65	$2.02	$1.81	$1.45
$1.32	$1.10	$0.84	$0.73	$0.62	$0.50	$0.44

2009 Scotiabank Annual Report     97

Management’s Discussion and Analysis
■ T61 Consolidated Statement of Changes in Shareholders’ Equity

For the year ended October 31 ($ millions)	2009	2008	2007		2006

Preferred shares
Balance at beginning of year	$2,860	$1,635	$600		$600
Issued	850	1,225	1,035		—

Balance at end of year	3,710	2,860	1,635		600

Common shares and contributed surplus
Balance of common shares at beginning of year	3,829	3,566	3,425		3,316
Issued	1,117	266	184		135
Purchased for cancellation	—	(3)	(43)		(26)

Balance of common shares at end of year	4,946	3,829	3,566		3,425
Contributed surplus: Fair value of stock options	—	—	—		—

Total	4,946	3,829	3,566		3,425

Retained earnings
Balance at beginning of year	18,549	17,460	15,843		14,126
Adjustments	—	—	(61	)(1)	(25	)(2)
Net income	3,547	3,140	4,045		3,579
Dividends: Preferred	(186)	(107)	(51)		(30)
Common	(1,990)	(1,896)	(1,720)		(1,483)
Purchase of shares and premium on redemption	—	(37)	(586)		(324)
Other	(4)	(11)	(10)		—

Balance at end of year	19,916	18,549	17,460		15,843

Accumulated other comprehensive income (loss)(5)
Balance at beginning of year	(3,596)	(3,857)	(2,321)		(1,961)
Cumulative effect of adopting new accounting policies	595 (6)	—	683		—
Other comprehensive income (loss)	(799)	261	(2,219)		(360)

Balance at end of year	(3,800)	(3,596)	(3,857)		(2,321)

Total shareholders’ equity at end of year	$24,772	$21,642	$18,804		$17,547

Consolidated Statement of Comprehensive income

For the year ended October 31 ($ millions)	2009	2008	2007	2006

Comprehensive Income
Net income	$3,547	$3,140	$4,045	$3,579
Other comprehensive income (loss), net of income taxes:
Net change in unrealized foreign currency translation losses	(1,736)	2,368	(2,228)	(360)
Net change in unrealized gains (losses) on available-for-sale securities	894	(1,588)	(67)	—
Net change in gains (losses) on derivative instruments designated as cash flow hedges	43	(519)	76	—

Other comprehensive income (loss)	(799)	261	(2,219)	(360)

Comprehensive income	$2,748	$3,401	$1,826	$3,219

(1)	Results from the adoption of new financial instruments accounting standards.

(2)	Cumulative effect of adoption of new stock-based compensation accounting standard.

(3)	Cumulative effect of adoption of new goodwill accounting standard.

(4)	Cumulative effect of adoption of new corporate income taxes accounting standard.

(5)	Relates to the increase in the general allowance for credit losses as a direct change to retained earnings in the fourth quarter of 1999 (refer to footnote 1 on page 96).

(6)	Relates to the adoption of the new accounting standard for impairment and classification of financial instruments. Refer to Note 1 of the Consolidated Financial Statements for details.
98     2009 Scotiabank Annual Report

MD&A > Supplementary Data

2005	2004	2003	2002		2001		2000	1999

$300	$300	$300	$300		$300		$300	$300
300	—	—	—		—		—	—

600	300	300	300		300		300	300

3,228	3,140	3,002	2,920		2,765		2,678	2,625
172	117	163	101		155		87	53
(84)	(29)	(25)	(19)		—		—	—

3,316	3,228	3,140	3,002		2,920		2,765	2,678
1	1	1	—		—		—	—

3,317	3,229	3,141	3,002		2,920		2,765	2,678

13,239	11,747	10,398	9,674		8,275		6,956	6,257
—	—	—	(76	)(3)	(39	)(4)	—	(314	)(5)
3,209	2,908	2,422	1,708		2,077		1,834	1,459
(25)	(16)	(16)	(16)		(16)		(16)	(16)
(1,317)	(1,110)	(849)	(732)		(621)		(496)	(429)
(973)	(290)	(201)	(154)		—		—	—
(7)	—	(7)	(6)		(2)		(3)	(1)

14,126	13,239	11,747	10,398		9,674		8,275	6,956

(1,783)	(1,074)	102	239		160		(3)	157
—	—	—	—		—		—	—
(178)	(709)	(1,176)	(137)		79		163	(160)

(1,961)	(1,783)	(1,074)	102		239		160	(3)

$16,082	$14,985	$14,114	$13,802		$13,133		$11,500	$9,931

2005	2004	2003	2002	2001	2000	1999

$3,209	$2,908	$2,422	$1,708	$2,077	$1,834	$1,459

(178)	(709)	(1,176)	(137)	79	163	(160)
—	—	—	—	—	—	—
—	—	—	—	—	—	—

(178)	(709)	(1,176)	(137)	79	163	(160)

$3,031	$2,199	$1,246	$1,571	$2,156	$1,997	$1,299

2009 Scotiabank Annual Report     99

Management’s Discussion and Analysis
■ T62 Other statistics

For the year ended October 31	2009	2008	2007	2006

Operating performance
Basic earnings per share ($)	3.32	3.07	4.04	3.59

Diluted earnings per share ($)	3.31	3.05	4.01	3.55

Return on equity (%)(2)	16.7	16.7	22.0	22.1

Productivity ratio (%)(TEB(2))	53.7	59.4	53.7	55.3

Return on assets (%)	0.69	0.69	1.00	1.02

Net interest margin on total average assets (%)(TEB(2))	1.68	1.75	1.89	1.95

Capital measures(3)
Tier 1 capital ratio (%)	10.7	9.3	9.3	10.2

Total capital ratio (%)	12.9	11.1	10.5	11.7

Assets to capital multiple(4)	16.6	18.0	18.2	17.1

Common equity to risk-weighted assets (%)	9.7	8.3	7.8	8.8

Tangible common equity to risk-weighted assets(2)(5) (%)	8.2	6.6	7.4	8.3

Common share information
Share price ($):
High	49.19	54.00	54.73	49.80

Low	23.99	35.25	46.70	41.55

Close	45.25	40.19	53.48	49.30

Number of shares outstanding (millions)	1,025	992	984	990

Dividends per share ($)	1.96	1.92	1.74	1.50

Dividend yield (%)(6)	5.4	4.3	3.4	3.3

Price to earnings multiple(7)	13.6	13.1	13.2	13.7

Book value per common share ($)	20.55	18.94	17.45	17.13

Other information
Average total assets ($ millions)	513,149	455,539	403,475	350,709

Number of branches and offices	2,686	2,672	2,331	2,191

Number of employees(8)	67,802	69,049	58,113	54,199

Number of automated banking machines	5,778	5,609	5,283	4,937

(1)	If the increase in the general provision had been charged to income (refer to footnote 1 on page 96), these 1999 financial ratios would have been: return on equity 12.0%, return on assets 0.50%, basic earnings per share $1.14, diluted earnings per share $1.13, dividend payout 38.0% and price-to-earnings multiple 14.3.

(2)	Non-GAAP measure. Refer to non-GAAP measures on page 27.

(3)	Effective November 1, 2007, regulatory capital ratios are determined in accordance with Basel II rules. Comparative amounts for prior periods are determined in accordance with Basel I rules.

(4)	Based on guidelines issued by the Superintendent, the Bank’s assets to capital multiple is calculated by dividing adjusted total assets by adjusted total regulatory capital.

(5)	Comparative amounts have been restated to reflect a new definition of tangible common equity. Refer to non-GAAP measures on page 27.

(6)	Based on the average of the high and low common share price for the year.

(7)	Based on the closing common share price.

(8)	Includes all personnel (part-time stated on a full-time equivalent basis) of the Bank and all of its subsidiaries.
100     2009 Scotiabank Annual Report

MD&A > Supplementary Data

2005	2004	2003	2002	2001	2000	1999

3.19	2.87	2.38	1.68	2.06	1.83	1.46	(1)

3.15	2.82	2.34	1.65	2.02	1.81	1.45	(1)

20.9	19.9	17.6	13.0	17.3	17.6	15.3	(1)

56.3	56.9	55.9	55.7	54.6	57.3	60.1

1.04	1.02	0.84	0.58	0.76	0.77	0.64	(1)

2.00	2.10	2.16	2.29	2.32	2.21	2.07

11.1	11.5	10.8	9.9	9.3	8.6	8.1

13.2	13.9	13.2	12.7	13.0	12.2	11.9

15.1	13.8	14.4	14.5	13.5	13.7	13.5

9.7	9.9	9.2	8.6	8.1	7.3	6.9

9.3	9.7	8.9	8.3	7.8	7.0	6.7

44.22	40.00	33.70	28.10	25.25	22.83	18.45

36.41	31.08	22.28	21.01	18.65	13.03	14.30

42.99	39.60	32.74	22.94	21.93	21.75	16.80

990	1,009	1,011	1,008	1,008	996	989

1.32	1.10	0.84	0.73	0.62	0.50	0.44

3.3	3.1	3.0	3.0	2.8	2.8	2.7

13.5	13.8	13.8	13.7	10.6	11.9	11.5	(1)

15.64	14.56	13.67	13.39	12.74	11.25	9.74

309,374	283,986	288,513	296,852	271,843	238,664	229,037

1,959	1,871	1,850	1,847	2,005	1,695	1,654

46,631	43,928	43,986	44,633	46,804	40,946	40,894

4,449	4,219	3,918	3,693	3,761	2,669	2,322

2009 Scotiabank Annual Report     101